

Aflac INC

Moving at the speed of life

Annual Report for 2004

The Composition of Aflac's Market in Japan

What We Sell

Supplemental insurance products, including:
- Cancer life
- Medical
- Care
- Living benefit life

Supplemental insurance riders, including:
- Rider Wide
- Rider MAX
- Lady's rider

Life insurance products, including:
- Term life
- Whole life
- Fixed annuity

Who Buys It

At the worksite:

Employees at more than 41,400 payroll accounts representing 93% of the companies listed on the Tokyo Stock Exchange, including workers at Hitachi, Fujitsu, Kirin Brewery, Canon, Ricoh, Toyota and Takashimaya, as well as employees at 230,000 small businesses

At the home:

Individuals seeking specific insurance coverage

Who Sells It For Us

More than 71,300 licensed sales associates, representing about 2,300 affiliated corporate agencies, more than 14,200 individual or independent corporate agencies, and the sales force of Dai-ichi Mutual Life Insurance Co.

Who Else Sells It

Alico Japan
Asahi
AXA
Fukoku
ING
Mitsui Sumitomo Marine
Nippon
Orix
Sompo Japan
Sompo Japan Himawari
Sony
Sumitomo
Tokio Anshin
Tokio Marine Nichido

and in the United States

What We Sell

Supplemental insurance products, including:
- Accident/disability
- Cancer expense
- Short-term disability
- Intensive care
- Hospital indemnity
- Sickness indemnity
- Long-term care
- Specified health event
- Fixed-benefit dental

Life insurance products, including:
- Payroll life
- Direct life

Who Buys It

At the worksite:

Employees at more than 320,700 payroll accounts, including businesses of all sizes, banks, hospitals, school districts, and city and state governments

Payroll accounts include the City of Atlanta, American Express, Winnebago Industries, United Rentals, United Parcel Service, the State of Florida, Wal-Mart and Wachovia.

At the home:

Individuals seeking specific insurance coverage

Who Sells It For Us

Nearly 59,000 licensed sales associates, including about 17,300 who, on average, produce business every month

Who Else Sells It

Aegon N.V.
AIG
Allstate
American Fidelity
Aon
Assurant
Central States Health Life
Conseco
GE Capital
MetLife
Mutual of Omaha
Torchmark
UnumProvident
Several Regional Carriers

Our Mission

Our Philosophy

We understand that life happens when you're not looking. Challenging and unexpected life events occur on a timetable of their own, not one we can choose. We also understand that life can get complicated. Our goal is to keep it simple: to move at the speed of life to help policyholders handle the twists and turns life presents.

We're committed to the "now" by providing policyholders with the immediate peace of mind that comes from knowing they are prepared for whatever life may bring. While other insurance companies promise future solutions, we recognize that getting through today is what matters most during a stressful health event.

Our Mission

We're a community of thousands with a focused mission: To fill vital gaps, provide peace of mind, and reduce financial burdens for our policyholders during times of medical distress so they can focus on recovery rather than monetary issues. We do this by offering affordable policies that provide cash directly to help consumers pay out-of-pocket expenses arising from illnesses or accidents. When policyholders become claimants, we process their claims quickly and fairly. We stay in tune with what our customers want by offering valuable products at affordable prices with superior claims service. Each year, we refine and create products, expand our sales force, and use technology to the fullest to better serve our customers. We don't wait for change; we create it.

Aflac is the number one provider of guaranteed-renewable insurance in the United States and the number one insurance company in terms of individual insurance policies in force in Japan. Aflac is rated "AA" by Standard & Poor's, "Aa2 (Excellent)" by Moody's, and "AA" by Fitch Ratings for financial strength. A.M. Best rates Aflac as "A+ (Superior)" for financial strength and operating performance.

In January 2005, Aflac was included in *Fortune* magazine's list of the "100 Best Companies to Work For in America" for the seventh consecutive year. Aflac has also been included in *Forbes* magazine's "Platinum 400 List of America's Best Big Companies" for five consecutive years and in *Fortune* magazine's listing of "America's Most Admired Companies" for five consecutive years. Aflac Incorporated is a Fortune 500 company listed on the New York Stock Exchange under the symbol AFL.

Annual Cash Dividends Per Share



.085
.097
.112
.128
.147
.167
.193
.23
.30
$.38
95
96
97
98
99
00
01
02
03
04

Aflac has increased its annual dividend for 22 consecutive years. Total cash dividends paid in 2004 were 26.7% higher than in 2003.

Table of Contents

Moving at the speed of life

Moving at the speed of life, policyholders Norman and Barbara Locke, pictured on the cover and to the right, of Cheswick, Pennsylvania, live each moment to its fullest. In July 2003, the Lockes transitioned from policyholders to claimants when, while on a motorcycle sightseeing tour, the husband-and-wife team suffered severe injuries. Unable to return to work for six weeks, Norman was concerned about costly medical bills and travel expenses. "He was worried about the reduction in our income," said Barbara. "But our Aflac policy was truly a blessing. The benefits we received enabled him to concern himself with healing rather than focusing on our financial situation." Barbara went on to say, "I am very happy that I applied for the accident policy. It's not something I want to use ever again, but I am very glad to know I have it."

An experience like the Lockes' demonstrates that the speed of life can be rapid or slow – but when a "now" moment arises, our policyholders will have peace of mind knowing that Aflac will be there just as we promised.

Financial Highlights


SEC MAIL
RECEIVED
PROCESSING
MAR 16 2005
WASH DC
202
SECTION

	2004	2003	2002	% Change 2004 – 2003
For the Year:				
(In millions)				
Total revenues	**$ 13,281**	$ 11,447	$ 10,257	16.0%
Pretax earnings	**1,807**	1,225	1,259	47.5
Net earnings	**1,299**	795	821	63.3
At Year-end:				
(In millions)				
Total investments and cash	**$ 51,955**	$ 44,050	$ 39,147	17.9%
Total assets	**59,326**	50,964	45,058	16.4
Shareholders' equity	**7,573**	6,646	6,394	14.0
Per Common Share:				
Net earnings (basic)	**$ 2.56**	$ 1.55	$ 1.59	65.2%
Net earnings (diluted)	**2.52**	1.52	1.55	65.8
Shareholders' equity	**15.04**	13.03	12.43	15.4
Cash dividends	**.38**	.30	.23	26.7
Supplemental Data:				
Number of common shares outstanding	**503,607,777**	509,891,778	514,439,276	
Number of registered common shareholders	**78,167**	78,579	73,887	
Number of full-time employees	**6,807**	6,460	6,086	



2004 – Building Our Business

The cornerstone of our business has remained straightforward and consistent for nearly 50 years: helping consumers pay out-of-pocket expenses arising from illnesses and accidents. And today this mission remains our greatest priority.

Although our mission hasn't changed, we are continually looking for ways to better execute our business model and extend our record of growth. To that end, we refined our product line in 2004 to further enhance our connection with consumers' needs. We strengthened our sales management in the United States and continued to expand our distribution system in Japan. We also used technology to enhance customer satisfaction. We took these actions to ensure we are always ready to serve our customers. We know the speed of life varies among our customers, and when our customers need us, we adjust to the speed of their lives as we fulfill our promises.

Record Results in a Year of Challenges

Even the best of years are not without challenges, and 2004 was no exception. In Japan, our main challenge continued to be investing effectively and prudently in a low-interest-rate environment, and maintaining sales momentum. In the United States, our primary challenge was to improve new sales growth, which had slowed in 2003 following several years of incredible growth.

Although we produced more than $2 billion of new annualized premium sales in 2004, new sales fell short of our expectations in both markets. I believe our 2004 sales results are not representative of our capabilities, the need for our products, or the opportunities in Japan and the United States. We can do better, and I believe we will. At the same time, it's important to remember that new sales are just one aspect of our financial performance. Earnings growth is also influenced by operating expenses, claims trends, investment activities, and the persistency of our business. And in those areas, 2004 was an outstanding year.

From the top to the bottom line, we met or exceeded all of our financial objectives in 2004. We also surpassed the primary financial objective we use internally to assess the growth of our business and measure the effectiveness of management. I believe that achieving our financial objectives points to the underlying strength of our operations. Net earnings rose at a rapid rate in 2004, reflecting a favorable comparison to 2003, a one-time benefit to earnings in the fourth quarter of 2004, and the stronger yen to the dollar for the year.

The strong and consistent growth of our financial results has been the primary driver of shareholder value. And we have been able to enhance per-share results by purchasing our shares on a regular basis. In fact, we have bought shares in every


.58
.68
1.04
.88
1.04
1.26
1.28
1.55
1.52
$2.52
95
96
97
98
99
00
01
02
03
04
Internal Performance Measure
Net Earnings Per Diluted Share

Net Earnings Per Diluted Share

Net earnings benefited from record operating results, the stronger yen and nonrecurring items. Based on the internal financial measure we use to assess management's performance, which excludes items that are either outside management's control or inherently unpredictable, we exceeded our primary financial target in 2004.



Daniel P. Amos, Chairman and CEO

quarter since initiating our share repurchase program in 1994. In 2004 we purchased more than 10 million shares, bringing the total number of shares we have bought to more than 177 million since the program's inception. We also increased the cash dividend in 2004, marking the 22nd consecutive year of cash dividend increases. Cash dividends paid per share in 2004 were 26.7% higher than in 2003.

Aflac Japan – Capitalizing on Innovation and Value

Aflac Japan, which represents the majority of the company's earnings, had a financially strong year in 2004. Most important, premium income and revenues exceeded our expectations, benefiting from better persistency of our business. Aflac Japan's benefit ratio continued to improve as we expected, producing higher margins and very strong earnings growth in 2004.

Although new sales picked up during the fourth quarter, they did not meet our expectations for the year. We began 2004 knowing that we would have to overcome obstacles to achieve our new sales targets. One obstacle was the expected decline in conversions from our older Rider MAX term product to the newer, whole-life version. Another obstacle we anticipated was declining sales of our cancer life product through Dai-ichi Life. Those impediments became more difficult to overcome as the year progressed.

We also anticipated that the continued strong growth of our medical product would be sufficient to overcome those obstacles. However, after posting very strong sales gains in the first quarter of the year, medical sales began to slow. Although many new products from competitors have surfaced, we have not seen any product that represents a better value to the customer. According to independent research, Aflac remains the most preferred company for medical insurance in Japan. Aflac Japan continued to be the number one seller of medical insurance in the life insurance industry in terms of policy sales throughout the year. And we aggressively promoted our leading market position through television advertising toward the end of 2004. We believe the effectiveness of the ad is one reason medical insurance sales improved in the final quarter of the year.

To stand out in a more crowded market, we knew we had to re-assert our position as the product innovator. To that end, we developed new medical products in 2004 that we believe will appeal to consumers who want to purchase more than the basic coverage that our original medical product provides. We began introducing our new medical products in early 2005 and believe they will energize the sales force and engage more consumers.

We also continued to expand our distribution system in Japan. During the year, we recruited nearly 4,200 agencies, which exceeded our goal for the year. Although new sales declined through the Dai-ichi Life sales channel, we remain pleased with this relationship. We believe Aflac's market-leading cancer life policy and Dai-ichi Life's sales force has produced a tremendously successful marketing alliance. Since we established the alliance in 2001, Dai-ichi Life has sold 1.2 million of our cancer life policies.

We continue to believe that Japan is an ideal market for our products. Similar to the United States, Japan has quality medical care available to its citizens. But as the country has discovered, quality health care comes with an expensive price tag. In the last eight years, copayments on Japan's national health care system have increased from 10% to 30%. This steady shift of health care costs to consumers has increased the need for the products we sell. And with an aging population, it is likely that Japan's national health care system will continue to experience financial stress. That means consumers could bear an even greater financial burden for their health care in the future.

As we look ahead, the competitive strengths that have positioned Aflac as the number one insurance company in terms of individual policies in force are alive and well. We believe our products, distribution, efficiency, brand recognition, financial strength and customer service put us in a great position to capitalize on the opportunities in Japan's insurance market.

Aflac U.S. – Preparing for Stronger Growth

Aflac U.S. also met or exceeded all of our financial targets. But from a new sales perspective, we fell short of our target for the year. However, we don't attribute sluggish sales to a change in the market, the competitive environment, or the value of our product. Instead, we believe slower sales growth resulted from the extensive changes we made to our sales management infrastructure.

Following the launch of the Aflac Duck advertising campaign, we experienced explosive growth of our sales force from 2000 through 2002. We determined in 2003 that we needed to expand our sales management infrastructure to accommodate a much larger and growing distribution system. As a result, we significantly increased the number of sales coordinators who manage the activities of our sales force. We believe it has simply taken longer than we anticipated for our newly promoted sales coordinators to get their teams in place. However, we remain convinced that expanding our sales management base was critically important for the future growth of our business.

There is no doubt that to improve our reach into the market, we have to increase the size of our sales force. We believe one of the benefits of an expanded sales management team will be a larger and stronger structure from which to grow our distribution. With more sales coordinators, we have increased our capacity to recruit new sales associates. And while recruiting was weak for most of 2004, we had a solid increase in the fourth quarter of the year. At the same time, we recognize that we must do more than just recruit. It's critical for us to provide our new sales associates with the tools they need to become successful. As such, we are focusing intensely on sales associate training. And we will continue to refine and improve our classroom and field training programs to help sales associates and coordinators build successful careers with Aflac.

Perhaps the greatest change that took place in 2004 was in the area of branding. With name awareness of around 90% in the United States, Aflac is well-known to employers and potential customers. The Aflac Duck ads were specifically designed to improve our name recognition. In that regard, there is no doubt that the ads have worked. In a relatively short period of time, Aflac has emerged as a household name and the Aflac Duck has become a



Total Revenues
(In billions)
7.2
7.1
7.3
7.1
8.6
9.7
9.6
10.3
11.4
$13.3
95
96
97
98
99
00
01
02
03
04
Japan
U.S.

With solid growth in premium income and net investment income, total revenues rose 16.0% to $13.3 billion in 2004.

pop icon. Yet, our continued brand research has revealed that many people want us to further define the Aflac brand and the benefits of owning our products. As we move from a name awareness phase to a period of brand definition, we are looking for our advertising and communications to help educate potential consumers about how Aflac policies can benefit their lives. Our new commercials for 2005 not only feature the Aflac Duck, but also better define Aflac. The initial testing and research has shown that clearly communicating our new brand message can significantly increase the relevancy of our products to consumers. We believe that better defining the brand will help reinforce Aflac's position as the category leader.

We have made many significant changes to our U.S. business in the last two years. But one thing has not changed: The United States remains a very large and underpenetrated market that is well-suited to our products. I feel that 2004 was a transition year for Aflac U.S. because of the disruption from the dramatic build-out of our sales management infrastructure. But I am convinced we have just scratched the surface of the U.S. market. A recent independent study found that 7% of those surveyed were covered by Aflac. An additional 8% indicated they were very likely to purchase our products if they were offered at their worksites. We believe this study suggests that as employers and workers cope with continually rising health care costs, they will increasingly look to Aflac as a solution.

Aflac – Moving at the Speed of Life

By keeping our finger on the pulse of consumers' needs and refining products based on those needs, we have been able to maintain our market leadership. We're distinguishing ourselves from other companies by focusing on what consumers need now. In doing so, we are emphasizing our dedication to helping people get the most out of life with financial assistance when they need it most. It's a point of view that drives the relevance of our products and services, the immediacy with which they are delivered, and the peace of mind they provide for consumers.

On a daily basis, we are charged with balancing the needs of several constituencies. No matter which of our constituencies you identify with – shareholder, policyholder, sales associate, or employee – we know you look to Aflac to provide value you can incorporate into your life each and every day. And in delivering that value, we realize that the speed of life will be different for each of you. With a resilient business model as our foundation for success, Aflac remains committed to serving you at your pace with relevant products, excellent customer service, and strong growth.



Daniel P. Amos
Chairman and Chief Executive Officer

Total Assets

(In billions)



25.2
25.0
29.5
31.2
37.0
37.2
37.9
45.1
51.0
$59.3
95
96
97
98
99
00
01
02
03
04
Japan
U.S.

Aflac's total assets benefited from the stronger yen at the end of the year.

Questions & Answers with the CEO

Q You have now been chief executive officer of Aflac Incorporated for 15 years. When you think back on those 15 years, what comes to mind?

A I guess the first thing that comes to mind as I think back over the last 15 years is the great record of success we have been able to generate at Aflac U.S. and Aflac Japan, and as a result, for Aflac Incorporated. In fact, during each of the last 15 years we have produced at least a 15% increase in the internal performance measure of earnings that we use to manage our business. That is a track record that I am very proud of, and it is one that I would like to extend as long as possible.





Dan Amos pictured with his dog, a Boykin Spaniel named Drue.

We have already given earnings guidance for 2005 and 2006 of a 15% increase before the effect of currency translation. I believe those goals are realistic and achievable. My overriding objective is to maintain strong earnings growth for a long period of time because I believe that is what drives shareholder value. I plan to be here for a long time, and I look forward to many good years to come.

Q As chairman and CEO, what do you see as your role in championing Aflac's success?

A I see my role as creating a singular, straightforward vision for Aflac – one that is both attainable and challenging – and most importantly, one that contains a philosophy that everyone embraces. Obviously, carrying out a successful vision is not a job for one person. So I work hard to put the right people in the right positions to accomplish the right tasks, and then I work to align our sales force and corporate employees to bring our vision to life. I have every confidence that Aflac is focused on the right mission and that we are strongly positioned to grow our business.

Q Two major milestones in Aflac's history are closely tied: Aflac Japan's 30th anniversary in 2004 and the 50th anniversary of Aflac's founding in 2005. As you reflect on the experiences leading up to these milestones, what events and memories stand out most in your mind?

A Looking back, the thrill of our success in both the United States and Japan has simply never faded. Aflac's 30 years in Japan and 50 years in the United States speak volumes about the success of, and need for, our products. I often think back on our early days in the United States and the personal sacrifices and financial obstacles that our founders had to overcome. And I recall our modest start in Japan as we worked to obtain our insurance license and bridge the cultural and language differences we faced. But in both markets, we started with products that help consumers, and we believed in the value of those products. This belief has not changed in the slightest. But when I look back, it's not the number of years that stands out in my mind at all. It's the fact that Aflac's products have helped so many people.

Q Why is it so important to bring greater definition to Aflac's brand?

A Effective branding shows how Aflac differs from the traditional insurance category. Research has shown that people identified with Aflac as an insurance company, but many consumers were not clear on how Aflac products could help them get the most out of each day and each moment. With tremendous help from the Aflac Duck, Aflac has an incredible 90% name recognition. But we need to do more to define Aflac and to make it clear to consumers exactly how we can bring peace of mind and financial support when it's needed most. We believe improving the understanding of Aflac will translate into greater relevancy and greater demand.

Q ***What has it meant to you personally and to Aflac as a company to be involved with the Parents House in Japan and the Aflac Cancer Center and Blood Disorders Service of Children's Healthcare of Atlanta in the United States?***

A Working with the Aflac Cancer Center and the Parents House has been an absolute joy. And it brings real meaning to what I do. From the business side, I wake up every day ready to follow through on our corporation's main responsibility: bringing value to our shareholders. But at the same time, I was raised knowing that giving back to the community is simply the right thing to do, and the Aflac Cancer Center in the United States and the Parents House in Japan allow us to do just that. I have talked with many children battling cancer and also to their parents. These families are facing the toughest days imaginable, yet they are usually the strongest and most optimistic people I meet. These people never fail to inspire me – and they've come to inspire almost everyone who works for Aflac to do everything we can to help those who need help. Whether supporting the Parents House and the Aflac Cancer Center or paying claims and designing new products, helping families when they need it most is what our business is all about. Our involvement also lets our employees know they can feel good about what their company is doing to help fight pediatric cancer. I can think of no relationship that I treasure more than our partnerships with the Aflac Cancer Center and the Parents House.

Q ***How has the competitive environment in both Japan and the United States changed?***

A In Japan, there has been a steady increase in competition as others have come to recognize the same opportunity we saw thirty years ago. But according to government data, no one does it more efficiently than Aflac and this speaks to the success of our business model. In the United States, we have yet to see any major change in competition; if anything, we've seen fewer competitors. In both the United States and Japan, our product portfolio, cost structure, financial strength, and distribution channels are the competitive strengths that have made Aflac the market leader. With those strengths in place and our focus on the two largest insurance markets, I believe we will retain our number one position.

Q ***Why is Aflac here to stay?***

A Not only are the United States and Japan the largest insurance markets in the world, but in my opinion, they are both perfectly suited to our products. Our product line may have expanded, but the vision our founders created half a century ago is still very much alive and well. Because we stay in tune with consumers, we are well aware of the many worries that arise when an unexpected medical situation comes up. According to a recent study sponsored by Harvard University, approximately 50% of consumers who filed bankruptcy in 2001 cited medical causes, even though more than three-quarters had insurance at the onset of the illness. Out-of-pocket expenses greatly contributed to their financial hardship. As demand for products and benefits has evolved over the years, we have worked hard to remain in step by offering products that are as relevant today as they were in 1955. And we back up our products with a strong balance sheet, steady cash flow, and a high-quality investment portfolio.

Q ***As chairman and CEO, you obviously focus an enormous amount of your time on work. When you have some free time, what do you like to do?***

A One of the many things I enjoy doing is spending time at my farm. Whether fishing, horseback riding, or spending time with my family and friends, it's a peaceful place where I can unwind, recharge, and come back to work with fresh ideas. The farm is also a place where I do a lot of entertaining, including agent groups from Japan. I find this setting helps people get to know each other on a more personal level. We don't discuss work at the farm. And I believe this interaction helps us to become a more cohesive team when we get back to the office.

Celebrating 30 Years of Building Relationships

Aflac Japan celebrated its 30th year of operations in 2004. Over the last three decades, many aspects of Japan's business environment have changed, including the economy, demographics, and competition – but Aflac Japan has successfully negotiated those changes by staying focused on providing consumers with the best supplemental insurance value.

We had other reasons to celebrate in 2004. Our persistency improved over 2003 levels, and new money investment yields were higher than we had anticipated. Aflac Japan maintained its position as the number one insurance company in terms of individual policies in force and as the leading seller of cancer life and medical insurance policies. However, our new annualized premium sales fell short of our target for the year. New sales were up 1.1% to ¥122.5 billion, or $1.1 billion, for the year. Despite slower sales growth, our financial results were strong and met or exceeded our expectations for the year. Below are some highlights for 2004:

- *Premium income rose 6.7% to ¥905.2 billion, compared with ¥848.1 billion in 2003.*
- *Total revenues increased 6.0% to ¥1.1 trillion, compared with ¥1.0 trillion the previous year.*
- *Pretax operating earnings rose 14.9% from ¥132.2 billion in 2003 to ¥152.0 billion in 2004.*

The Impact of Foreign Currency Translation

Aflac Japan generates more than 70% of total revenues and pretax operating earnings. Because of Aflac Japan's size, fluctuations in the value of the yen can significantly affect our results as reported in dollars. Aflac Japan collects premiums in yen, pays benefits and expenses in yen, and holds yen-denominated assets to support yen-denominated liabilities.

Currency changes do not affect Aflac in economic terms because, with the exception of a limited number of transactions, we do not convert yen into dollars. However, for financial reporting purposes, we are required to translate Aflac Japan's income statement from yen into dollars using an average exchange rate.

When translating Aflac Japan's results from yen into dollars, growth rates are magnified in dollar terms when the average yen/dollar exchange rate is stronger than the preceding year. On the other hand, growth rates in dollar terms are suppressed when the yen is weaker to the dollar than the preceding year. In 2004, the yen averaged 108.26 to the dollar, or 7.1% stronger than the average of 115.95 in 2003. The stronger yen enhanced our reported results in dollars as reflected below.

- *Premium income rose 14.2% to $8.4 billion, up from $7.3 billion in 2003.*
- *Total revenues were up 13.4% to $9.9 billion, compared with $8.8 billion in 2003.*
- *Pretax operating earnings increased 23.1% to $1.4 billion from $1.1 billion in 2003.*


¥140
130
120
110
100
90
80
95 96 97 98 99 00 01 02 03 04

Yen/Dollar Exchange Rate

(Closing rates)

The average yen/dollar exchange rate strengthened 7.1% in 2004, which magnified Aflac Japan's growth rates in dollar terms.

Aflac Japan Products In Step with Insurance and Demographic Trends

Even after 30 incredible years, Japan remains a significant market that is expanding as a result of changes in the economy and demographics. Health care costs have been steadily rising, stressing the national health care system.



Kaori Okura is an employee of Canon's Ami plant. Canon has a global production network, and its Ami Plant houses one of Canon's main domestic production bases. Ms. Okura is pictured feeding goldfish that live in the clean water recycled from the Ami Plant. This water will eventually be released into nearby Lake Kasumigaura. As the administrator at the Plastic Injection Molds Technology Center, Ms. Okura coordinates the center's general business affairs, including personnel and human resources administration. Ms. Okura has been an Aflac policyholder for seven years.

Not only is Aflac Japan the number one insurance company in terms of individual policies in force, but Aflac is also the leading seller of cancer life and medical insurance policies in Japan. So it's not surprising that Tadao Sudo, a sales associate since July 2002, smiles enthusiastically as he emphasizes this number one status. He is pictured at Aflac's sales office in Fujisawa City, Japan. Surrounding him are marketing tools bearing the likenesses of celebrities who help promote Aflac's products. Just as important to Aflac Japan's successful product line is Aflac's customer service. Pictured in the foreground is Satomi Uchida, who services policies sold by Aflac.


AFLAC
AFLAC
一生いっしょの医療保険
EVER
エヴァー

To make matters worse, Japan's population is aging at a rapid rate. And because it costs more to provide health care to an aging population, Japan's health care system is under even greater pressure. As a result, costs are being shifted to consumers in the form of greater out-of-pocket expenses and health care insurance premiums, adding to the financial strain on consumers. Copayments have increased since the mid-1980s and consumers are paying more out of their own pockets for health care than ever before.

Aflac Japan has responded to consumers' changing needs with valued product offerings at affordable prices. We believe our products will continue to become more and more valuable as consumers take control of and seek solutions to their health care needs.

Maintaining Leadership by Providing Valuable Products

Everything begins with our products. Our goal is to address consumer needs with affordable products they can apply to their lives. When we listen to consumers, we hear that living benefits are what they seek. And our internal research has indicated that our two principal products, cancer life and medical insurance, remain the products consumers are interested in buying.

Aflac Japan's stand-alone medical product, EVER, is well-positioned in the market to offer a basic level of hospitalization coverage with the most affordable premium in the industry. To further meet the needs of medical insurance buyers in Japan, we developed two new versions of EVER in 2004: EVER Half and EVER Bonus. EVER Half is a whole-life medical policy with benefits similar to the original EVER product. With EVER Half, premiums are cut in half when the policyholder reaches age 60 or 65. EVER Bonus has all of the same features of EVER Half, but also provides a bonus payment every 10 years unless the hospitalization benefit was paid for 10 or more consecutive days. In addition, EVER Bonus provides a death benefit and a cash surrender value. We began offering EVER Half and EVER Bonus in early 2005.

In addition to expanding our medical product line in 2004, we also introduced a new version of Rider Wide, which provides for benefits upon the occurrence of heart attack or stroke. And we introduced two products designed specifically for the needs of female consumers: Lady's Rider to our 21st Century Cancer and Lady's MAX, a combination of Lady's Rider and our popular Rider MAX product.

Advancing Distribution to Reach More Consumers

Aflac's distribution remains one of the strongest and most operationally efficient in Japan. Currently, about 25% of Japanese households are covered under an Aflac policy. Yet we still believe we have a long way to go. To further reach the market, we will continue expanding our distribution system.

Our sales channel of affiliated corporate agencies is well-positioned to further penetrate the very large payroll market. However, there has been little employment growth in large worksites following more than a decade of a struggling economy. As a result, many of our affiliated corporate agencies are using new and innovative sales techniques to reach consumers outside of their traditional markets. Aflac Japan is also accelerating the development of new agencies, primarily individual agencies, in order to meet the needs of individuals at home and through small businesses. During 2004, we recruited nearly 4,200 new agencies, which exceeded our target for the year.

We also moved to strengthen Aflac's relationships with banks in 2004 through the introduction of a fixed-annuity product. We anticipate that the banking sales channel for our principal products will be opened in 2007 at the latest. And we believe that enhancing our marketing relationships with banks will put us in a strong position when the bank channel is deregulated. We are also continuing to reach consumers through our strategic marketing alliance with Dai-ichi Life. Even though Dai-ichi Life's sales of our product declined sharply in 2004, it still sold 244,400 cancer life policies for the year and remains an important part of our distribution system.



Net Investment Income
(In billions)
1.0
1.0
1.1
1.1
1.4
1.6
1.6
1.6
1.8
$2.0
95
96
97
98
99
00
01
02
03
04
Japan
U.S.

Despite continued low investment yields in Japan, net investment income rose 9.5% to a record $2.0 billion.

primarily own longer-dated, yen-denominated debt securities to better match asset and liability durations. As a result, our portfolio has weathered Japan's extended low-interest-rate environment fairly well. In fact, our portfolio yield on a Japanese regulatory reporting basis has been consistently higher than the industry average for the last 11 years.

Some Aflac Japan investment highlights are listed below:

- *Investments and cash rose 12.2% to $42.5 billion at the end of 2004. In yen, investments and cash were up 9.1%.*
- *Net investment income increased 9.6% to $1.6 billion. In yen, net investment income rose 2.3%.*
- *The average yield on new investments was 3.13% in 2004, compared with 3.61% in 2003.*

Aflac Japan's overall credit quality remained high. At the end of 2004, 72.5% of our holdings were rated "A" or better based on amortized cost. Only 1.7% of our debt investments were rated below investment grade at the end of 2004. We believe that our conservative investment approach, which precludes us from buying junk bonds, is in the best interest of our policyholders and shareholders.

Aflac Japan Sales Results

	Policies and Riders In Force*	Annualized Premiums In Force**	Total New Annualized Premiums**	Total Number of Agencies
2004	**24,477**	**¥961,895**	**¥122,525**	**16,410**
2003	23,097	900,251	121,170	14,643
2002	21,867	834,424	108,320	12,056
2001	20,802	782,249	91,865	9,839
2000	19,674	740,445	99,755	8,938
1999	18,510	696,622	87,043	8,283
1998	16,963	640,796	75,425	7,010
1997	15,800	597,823	62,884	5,427
1996	15,088	568,067	79,242	5,166
1995	13,188	506,436	72,608	5,224

* In thousands
** In millions

Technology Enhances Consumer Satisfaction

Aflac Japan's rapid claims payments fulfill our promise of keeping things simple for consumers in their time of need. Despite an increase in the number of claims paid, Aflac Japan has shortened the time it takes to pay a claim to less than two business days, which is measured from the point when our claims department receives a claim from the customer. This is largely due to a new claims software system implemented in July 2003.

Aflac Japan's e-App®, a system similar to our SmartApp® software that is used in the United States, enables the sales associate to electronically submit an application. This has shortened our application processing time and reduced incomplete and pended forms, creating a smoother enrollment process for customers and reducing the number of incomplete application forms for sales associates.

We also developed a new tool to streamline payroll account invoice processing called Aflac Net Billing. By using this system, payroll accounts are able to inquire about the amount billed and provide billing information via the Internet. Technology is crucial to Aflac Japan's operating efficiency, which is perhaps our greatest competitive strength. Operating as the low-cost producer allows us to offer valuable products that consumers can afford and commissions that our sales agencies find attractive.

Investing Conservatively Enhances Financial Strength

Our conservative investment approach is the backbone of our strong balance sheet. Although our goal is to maximize investment income, we work very hard to minimize investment risk. To reduce risk, we emphasize liquidity, safety and quality when we invest. We don't own investment real estate, and equity investments continue to be immaterial. Instead, we

The Importance of Aflac's Strong Brand

Aflac has strong brand awareness in Japan which is reinforced by the success of the Aflac Duck. The jingle in Aflac Japan's Duck commercials, "Think well, your money is important," subtly conveys the price-competitiveness of our products to potential consumers. When this jingle was initially broadcast, it generated a much greater reaction than we expected.


「がん保険」「医療保険」といえば、アフラック。

An Aflac billboard provides interest to passers-by at a shopping district near Aflac's offices in Chofu, Japan. Pictured on the billboard are actor Toshiro Yanagiba and actress Akiko Yada. Research has shown that most consumers want to choose the most popular policy, and celebrity endorsements resonate with Japanese consumers to drive home Aflac's most preferred status. The Aflac Duck, which made its Japan debut in May 2003, is always eager to advertise the benefits of Aflac products.



Rina Hoshino, daughter of an Aflac sales associate, joined the company in April 2002. She works in the Policy Maintenance Department, which is responsible for updating customer information for Aflac's more than 24 million policies and riders in force. Rina is pictured here at lunch with friends and coworkers Nana Ozeki (left) and Sachiko Tani (right) at Aflac's office in Chofu, Japan.

According to a survey by CM Databank, our EVER commercial that includes the jingle has been consistently rated as the number one or number two commercial in the life and non-life insurance category.

We believe our "Number One in Medical" advertising campaign is an effective means for distinguishing our products from those of our competitors and bolstering our brand image. Research shows that among the various medical insurance products available in Japan, Aflac's is the most preferred. And consumer studies have also shown that 78% of consumers want to choose the most popular policy. It's clear that most preferred is one of the key factors in consumers' decision making. And we believe the impact of our "Number One in Medical" campaign can be seen in the solid improvement of medical sales in the fourth quarter of 2004.


Premium Income
$11.3 (In billions)
6.1
5.9
5.9
5.9
7.3
8.2
8.1
8.6
9.9
Japan
U.S.
95 96 97 98 99 00 01 02 03 04

Due to improved persistency in Japan and the benefit of a stronger yen, premium income rose 13.9% in 2004.

Outlook for Aflac Japan

We believe Aflac is well-positioned in Japan's supplemental insurance market. Although we are the market leader in this growing segment, we will not rest on our laurels. Instead, we will continually work to improve our operations. We believe Aflac is the best-branded company for supplemental products because we offer the best products at the best prices with the best commissions. More and more consumers are recognizing that Aflac products empower them to take back some of the control that life can take away. To help us further tap into the Japanese market, we will:

- **Expand our product line –** *We will develop new policies and modify existing products to meet the changing needs of Japanese consumers and help them cope with increasing costs of medical care.*
- **Grow our distribution system –** *We will recruit more sales agencies, particularly individual agencies, to tap into the small and medium-sized business markets.*
- **Improve operational efficiency –** *We will invest in new technologies and improve business processes to extend our primary competitive strength.*
- **Emphasize our financial strength –** *Our strong balance sheet and financial strength ratings let consumers know we can keep the promises we have made.*


Total Investments and Cash
$52.0 (In billions)
20.0
20.7
22.9
27.0
32.0
32.2
32.8
39.1
44.1
Japan
U.S.
95 96 97 98 99 00 01 02 03 04

Aflac's total investments and cash rose 17.9% to $52 billion in 2004.

A Year of Building and Growth

2004 was, in part, a year of building for Aflac's future success in the United States. We further enhanced our product line. We also continued building our sales management infrastructure. And we introduced a new branding initiative that represents the most important change to our company since the Aflac Duck was introduced five years ago.

2004 was also a year of solid growth from a financial perspective, and one in which we met our financial targets. Aflac U.S. revenue and pretax operating earnings growth was in line with our expectations. However, total new annualized premium sales, which rose 5.1% to $1.2 billion, fell short of our target for the year. Below are some financial highlights for 2004:

- *Premium income rose 13.1% to $2.9 billion, up from $2.6 billion in 2003.*
- *Total revenues were up 12.6% to $3.3 billion, increasing from $3.0 billion in 2003.*
- *Pretax operating earnings increased 11.5% to $502 million, compared with $451 million in 2003.*

Aflac Products – The Foundation of Our Success

We approach our business with knowledge that the speed of life is unpredictable and different for everyone. And when life gets complicated, we keep things simple by fulfilling the commitments we have made to our policyholders quickly and fairly.

Our unwavering commitment to our customers and our ability to meet consumers' needs with product offerings are the most fundamental elements of our business. As a market leader, we update our product line by periodically refining existing products and looking for new product opportunities. But we do so only after researching consumer needs and receiving input from our sales force.

Based on consumer feedback, we revised our dental product in November 2004. We streamlined the total number of dental plans we offer and increased the value of the wellness benefit, among other changes. We also created a Web site for providers to facilitate benefit verification. In addition, we developed Today's Vision, a new and unique vision care product that goes beyond coverage for exams and vision correction materials by providing benefits for eye health. We will introduce this new product to the market in mid-2005.

Building a Sales Organization to Support Future Growth

Our strategy of adding new products and building distribution has led to tremendous growth for Aflac U.S. While we were very pleased with Aflac's financial results in 2004, we felt new sales growth should have been stronger. It became apparent that we needed more time to adjust to the significant changes we made in our distribution system in 2003 and at the start of 2004.

Following explosive recruiting growth from 2000 through 2002, we concluded that we needed to expand and strengthen our sales management infrastructure, which had not kept pace with our rapidly expanding sales force. The changes we made to our sales infrastructure were the most extensive in our company's history. We have significantly more sales coordinators than in the recent past. These changes proved to be more disruptive than we initially anticipated. However, we believe they were absolutely necessary for us to better manage a greatly expanded sales force and produce strong sales growth in the long run.

Aflac U.S. Sales Results

	Policies In Force*	Annualized Premiums In Force**	Total New Annualized Premiums**	Average Number of Producing Associates
2004	**9,341**	**$3,374**	**$1,186**	**17,510**
2003	8,805	3,043	1,128	17,180
2002	8,077	2,674	1,070	15,869
2001	7,031	2,238	919	13,069
2000	6,119	1,861	712	10,757
1999	5,480	1,592	555	8,807
1998	5,056	1,393	482	7,918
1997	4,693	1,216	401	7,376
1996	4,389	1,060	327	6,665
1995	4,230	954	279	6,121

* In thousands
** In millions


Aflac

An exciting Aflac milestone took place when the new Aflac logo was unveiled to all U.S. employees in December 2004. More than 140 versions of the Aflac Duck and 85 different fonts were considered in the development of the logo, which took 187 days. This new logo, the eighth in our 50-year history, is a cornerstone of our new branding initiative.

Although recruitment of new sales associates declined 2.9% in 2004, we were encouraged with solid new agent growth toward the end of the year. Recruitment rose 5.9% in the fourth quarter of 2004, which was the largest increase we had experienced since the fourth quarter of 2002. We expect further improvement in 2005 as sales coordinators become better adjusted to the responsibilities of their new positions.

Along with strengthening our infrastructure, we have made strides in improving sales associate and coordinator training. One training initiative, *Aflac University*SM, offers more than 100 courses to associates on everything from products, sales tools, and technology to career and personal development. It also features a section that caters to the needs of sales management called the School of Leadership. We believe that *Aflac University* will become increasingly popular with our agents and help them develop more rewarding careers with our company.

We will also be rolling out new training and leadership programs for coordinators this year, including the Coordinator in Training (CIT) program. As a CIT, an associate is given the opportunity to carry out management responsibilities before officially being promoted to a district sales coordinator (DSC). If it turns out that the CIT is not suited for management or simply needs more time before becoming a DSC, he or she can simply remain at the associate level. By providing a program that bridges the gap between the associate and DSC level, we believe it is more likely that they will remain with Aflac as a producer if management is not in their career path.

LEASE, which is an acronym for Larger Earnings by Acquiring Smaller Employers, is a field-training program that was designed to get new sales associates off to a quick start. It focuses their efforts on selling to employees at smaller payroll accounts that often do not have rich benefit packages for their employees. We believe LEASE will help increase the likelihood of early success for new associates and lay the foundation for associates to have long, productive careers with Aflac.

Benefits and Claims


(In billions)
$8.5
7.5
6.6
6.3
6.6
5.9
5.0
4.9
4.8
4.9
95
96
97
98
99
00
01
02
03
04
Japan
U.S.

Aflac paid or provided for $8.5 billion in benefits for policyholders in 2004.

Moving from Awareness to Definition

2004 was yet another prolific year for Aflac commercials. In January, we launched "Looney Tunes," Aflac's first-ever animated commercial. It featured recognizable characters, including Bugs Bunny and the Aflac Duck in the familiar settings from previous Aflac commercials and backdrops from familiar Looney Tunes cartoons. In late February, we launched "Film Noir," a black-and-white vintage-style commercial that achieved Aflac's second-highest brand recall score. And in November, Aflac announced its partnership with Paramount Studios and its holiday blockbuster release, *Lemony Snicket's A Series of Unfortunate Events*. This type of partnership was a first not only for Aflac, but also for the entire insurance industry.

Due primarily to the success of the Aflac Duck commercials, we now have name awareness of nearly 90% in the United States, which puts us on par with some of the best-branded companies in the country. But name awareness alone is not enough. By clearly defining and communicating what the Aflac brand stands for, research suggests that the relevancy of Aflac will increase significantly. In order to drive Aflac sales, consumers must recognize how our products can benefit their lives every day. In 2004 we defined a powerful vision that will direct our branding efforts: We're the company that offers control and financial security in times when they are needed most. The speed of life can be rapid or slow – but when that "now" moment arises, we'll be there, just as we promised. Unlike some companies who talk only about tomorrow, Aflac is focused on the immediate needs of our consumers.



Few can comprehend how rapid the speed of life is for brothers Shannon and Kevin Hudson, 4th and 5th degree blackbelts, respectively. They own and operate the Hurricane Martial Arts and Champion Fitness Center in Lyman, South Carolina, where they teach Japanese Shotokan karate to adults and children of all skill levels. Shotokan karate is characterized by low, strong stances and power-oriented kicks, punches, and strikes. Sensei Shannon is pictured as he demonstrates a proper kicking technique to students eager to learn. Both brothers have achieved various championship titles throughout their lives. They are Aflac policyholders and offer Aflac products to their employees.



Dr. Thomas A. Olson focuses on pediatric hematology/oncology at the Aflac Cancer Center and Blood Disorders Service of Children's Healthcare of Atlanta, pictured here sharing a chuckle with some of the center's young patients. Joining him from left to right are Caitlin Donahue, 6; Conrad Cornell, 9; Robin Haralson, 8; and D.J. Whatley, 7. Over the years, the Aflac family has pledged approximately $25 million to the center. As a national leader among childhood cancer, hematology, and blood and marrow transplant programs, the Aflac Cancer Center's state-of-the-art facility treats more than 300 newly diagnosed cancer patients and follows nearly 1,500 patients with sickle cell disease, hemophilia and other blood disorders.

Aflac's Investing Approach: Conservative and Stable

Conservative investing has always been Aflac's approach. We believe that adhering to a conservative philosophy is the best, most responsible way to manage our financial assets so we can honor the promises we have made to our policyholders. It also allows us to earn a stable source of investment income. Some investing highlights from 2004 include:

- *Investments reached $6.2 billion at the end of 2004, an increase of 9.4%, compared with 2003.*
- *Net investment income increased 9.4%, from $362 million in 2003 to $396 million in 2004.*
- *The average yield on new investments was 6.30% in 2004, compared with 6.52% the previous year.*

Corporate debt securities again accounted for the majority of our U.S. investments in 2004. At year end, we owned no real estate or mortgage loans. Based on amortized cost, 71.7% of our holdings were rated "A" or better, and only 2.1% were rated below investment grade.

A Commitment to the Community

We feel a deep obligation to give back to the communities that support our business. One commitment we take very seriously is to the Aflac Cancer Center and Blood Disorders Service of Children's Healthcare of Atlanta. Aflac's employees, executives and sales associates have embraced the center's efforts to find a cure for blood disorders and childhood cancers. Over the years, the Aflac family has pledged approximately $25 million to the center. As one of the leading pediatric cancer centers in the United States, it annually treats more than 300 newly diagnosed cancer patients and nearly 1,500 patients with blood disorders.

Proceeds from the sales of plush Aflac Ducks, which are sold primarily through aflac.com, go to the Aflac Cancer Center. During the 2004 holiday season, Aflac again partnered with Federated Department Stores to sell special limited-edition Aflac Holiday Ducks with proceeds benefiting eight regional pediatric hospitals throughout the country. As in previous years, the sale was a tremendous success. Since the Aflac Holiday Duck program began in 2001, sales of these special limited-edition plush Aflac Ducks have raised more than $800,000 to fight pediatric cancer.

Outlook for Aflac U.S.

We believe the strengths that have positioned Aflac as the leading producer of supplemental insurance products at the worksite are firmly intact. Aflac offers a broad product line that provides valuable and affordable benefits that make a difference in consumers' lives. Our sales force specializes in distributing products through the worksite. Our 320,700 payroll accounts at year end represent less than 6% of the roughly 5.6 million small businesses in the United States, which suggests that there remains a vast untapped market of potential payroll accounts.

Looking ahead, we expect out-of-pocket expenses for consumers to continue to rise, resulting in greater financial burdens for families who experience serious health events. And because consumers still express an overwhelming concern about health care costs, we believe Aflac products are perfectly suited to the U.S. market because they offer a measure of financial security. We remain committed to providing valued products and services to our customers and solid growth for our shareholders.

We believe the need for Aflac's products in the sizable U.S. market will bring about stronger sales and financial results in the coming years. To accomplish that, we will:

- **Expand our product line –** *We will concentrate on meeting consumers' needs by continually developing new products and revising existing ones.*
- **Enhance our distribution system –** *Continued expansion and development of our coordinator base is essential to building our distribution capabilities, enabling us to reach more potential consumers.*
- **Move from brand recognition to brand definition –** *While brand awareness remains important, a shift to better brand definition will help make our products more relevant to employers and their workers.*
- **Improve efficiency through technology –** *We will continue to employ technology to control operating expenses and enable us to efficiently handle our ever-growing business.*



Moving at the speed of life

Selected Financial Data

Aflac Incorporated and Subsidiaries

For the Year (In millions, except for share and per-share amounts)		**2004**	2003	2002	2001
Revenues:					
Premiums, principally supplemental health insurance		**$ 11,302**	$ 9,921	$ 8,595	$ 8,061
Net investment income		**1,957**	1,787	1,614	1,550
Realized investment gains (losses)		**(12)**	(301)	(14)	(31)
Gain on sale of broadcast business		**–**	–	–	–
Other income		**34**	40	62	18
Total revenues		**13,281**	11,447	10,257	9,598
Benefits and expenses:					
Benefits and claims		**8,482**	7,529	6,589	6,303
Expenses		**2,992**	2,693	2,409	2,214
Total benefits and expenses		**11,474**	10,222	8,998	8,517
Pretax earnings		**1,807**	1,225	1,259	1,081
Income taxes		**508**	430	438	394
Net earnings		**$ 1,299**	$ 795	$ 821	$ 687
Share and Per-Share Amounts					
Net earnings (basic)		**$ 2.56**	$ 1.55	$ 1.59	$ 1.31
Net earnings (diluted)		**2.52**	1.52	1.55	1.28
Items impacting net earnings per diluted share, net of tax:					
Realized investment gains (losses)		**$ (.01)**	$ (.37)	$ (.03)	$ (.06)
Impact from SFAS 133		**(.03)**	–	.07	–
Nonrecurring items		**.26**	–	(.05)	–
Foreign currency translation*		**.08**	.06	(.02)	(.07)
Cash dividends		**$ .38**	$ .30	$ .23	$ .193
Shareholders' equity		**15.04**	13.03	12.43	10.40
Common shares used to calculate basic EPS (In thousands)		**507,333**	513,220	517,541	525,098
Common shares used to calculate diluted EPS (In thousands)		**516,421**	522,138	528,326	537,383
At Year-End					
Assets:					
Investments and cash		**$ 51,955**	$ 44,050	$ 39,147	$ 32,792
Other		**7,371**	6,914	5,911	5,068
Total assets		**$ 59,326**	$ 50,964	$ 45,058	$ 37,860
Liabilities and shareholders' equity:					
Policy liabilities		**$ 43,556**	$ 39,240	$ 32,726	$ 27,592
Notes payable		**1,429**	1,409	1,312	1,207
Income taxes		**2,583**	2,189	2,364	2,091
Other liabilities		**4,185**	1,480	2,262	1,545
Shareholders' equity		**7,573**	6,646	6,394	5,425
Total liabilities and shareholders' equity		**$ 59,326**	$ 50,964	$ 45,058	$ 37,860
Supplemental Data					
Stock price range:	High	**$ 42.60**	$ 36.91	$ 33.45	$ 36.10
	Low	**33.85**	28.00	23.10	23.00
	Close	**39.84**	36.18	30.12	24.56
Yen/dollar exchange rate at year-end		**¥ 104.21**	¥ 107.13	¥ 119.90	¥ 131.95
Weighted-average yen/dollar exchange rate for the year		**108.26**	115.95	125.15	121.54
Pro forma stock option expense per diluted share		**$ .07**	$ .05	$ .07	$ .06

*Translation effect on Aflac Japan segment and Parent Company yen-denominated interest expense

2000	1999	1998	1997	1996	1995	1994
$ 8,222	$ 7,264	$ 5,943	$ 5,874	$ 5,910	$ 6,071	$ 5,181
1,550	1,369	1,138	1,078	1,022	1,025	839
(102)	(13)	(2)	(5)	2	–	–
–	–	–	267	60	–	–
33	20	25	37	106	95	91
9,703	8,640	7,104	7,251	7,100	7,191	6,111
6,601	5,885	4,877	4,833	4,896	5,034	4,257
2,090	1,977	1,676	1,553	1,554	1,556	1,350
8,691	7,862	6,553	6,386	6,450	6,590	5,607
1,012	778	551	865	650	601	504
325	207	64	280	256	252	211
$ 687	$ 571	$ 487	$ 585	$ 394	$ 349	$ 293
$ 1.30	$ 1.07	$ .91	$ 1.07	$ .70	$ .60	$ .48
1.26	1.04	.88	1.04	.68	.58	.47
$ (.12)	$ (.01)	$ –	$ –	$ –	$ –	$ –
–	–	–	–	–	–	–
.18	.05	.10	.38	.08	–	–
.02	.06	(.02)	(.05)	(.07)	.03	.03
$ .167	$ .147	$ .128	$ .112	$ .097	$ .085	$ .075
8.87	7.28	7.09	6.44	3.85	3.76	2.93
530,607	531,737	532,609	544,220	560,704	582,710	605,783
544,906	550,845	551,745	563,192	577,843	597,967	618,594
$ 32,167	$ 32,024	$ 26,994	$ 22,880	$ 20,744	$ 20,045	$ 15,994
5,064	5,017	4,228	6,590	4,286	5,172	4,293
$ 37,231	$ 37,041	$ 31,222	$ 29,470	$ 25,030	$ 25,217	$ 20,287
$ 28,565	$ 29,604	$ 24,034	$ 19,885	$ 20,234	$ 19,514	$ 16,007
1,079	1,018	596	523	354	327	185
1,894	1,511	1,865	1,827	1,181	1,398	1,392
999	1,040	957	3,805	1,135	1,844	951
4,694	3,868	3,770	3,430	2,126	2,134	1,752
$ 37,231	$ 37,041	$ 31,222	$ 29,470	$ 25,030	$ 25,217	$ 20,287
$ 37.47	$ 28.38	$ 22.66	$ 14.47	$ 11.00	$ 7.46	$ 6.02
16.78	19.50	11.35	9.38	7.07	5.32	4.21
36.10	23.60	21.94	12.78	10.69	7.25	5.34
¥ 114.75	¥ 102.40	¥ 115.70	¥ 130.10	¥ 116.10	¥ 102.95	¥ 99.85
107.83	113.96	130.89	121.07	108.84	94.10	102.26
$ .05	$ .02	$ .02	$ .02	$ .01	$ –	$ –

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" to encourage companies to provide prospective information, so long as those informational statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed. We desire to take advantage of these provisions. This report contains cautionary statements identifying important factors that could cause actual results to differ materially from those projected in this discussion and analysis, and in any other statements made by company officials in oral discussions with the financial community and contained in documents filed with the Securities and Exchange Commission (SEC). Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results or other developments. Furthermore, forward-looking information is subject to numerous assumptions, risks, and uncertainties. In particular, statements containing words such as "expect," "anticipate," "believe," "goal," "objective," "may," "should," "estimate," "intends," "projects," or similar words as well as specific projections of future results, generally qualify as forward-looking. Aflac undertakes no obligation to update such forward-looking statements.

We caution readers that the following factors, in addition to other factors mentioned from time to time in our reports filed with the SEC, could cause actual results to differ materially from those contemplated by the forward-looking statements:

- legislative and regulatory developments
- assessments for insurance company insolvencies
- competitive conditions in the United States and Japan
- new product development
- ability to attract and retain qualified sales associates
- ability to repatriate profits from Japan
- changes in U.S. and/or Japanese tax laws or accounting requirements
- credit and other risks associated with Aflac's investment activities
- significant changes in investment yield rates
- fluctuations in foreign currency exchange rates
- deviations in actual experience from pricing and reserving assumptions
- level and outcome of litigation
- downgrades in the company's credit rating
- changes in rating agency policies or practices
- subsidiary's ability to pay dividends to parent company
- general economic conditions in the United States and Japan

COMPANY OVERVIEW

Aflac Incorporated (the Parent Company) and its subsidiaries (the Company) primarily sell supplemental health and life insurance in the United States and Japan. The Company's insurance business is marketed and administered through American Family Life Assurance Company of Columbus (Aflac), which operates in the United States (Aflac U.S.) and as a branch in Japan (Aflac Japan). Most of Aflac's policies are individually underwritten and marketed through independent agents. Our insurance operations in the United States and our branch in Japan service the two markets for our insurance business.

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to inform the reader about matters affecting the financial condition and results of operations of Aflac Incorporated and its subsidiaries for the three-year period ended December 31, 2004. As a result, the following discussion should be read in conjunction with the related consolidated financial statements and notes.

This MD&A is divided into four primary sections. In the first section, we discuss our critical accounting estimates. We then follow with a discussion of the results of our operations on a consolidated basis and by segment. The third section presents an analysis of our financial condition as well as a discussion of market risks of financial instruments. We then conclude by addressing the availability of capital and the sources and uses of cash in the Capital Resources and Liquidity section.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). The estimates discussed below are critical to an understanding of Aflac's results of operations and financial condition. The preparation and evaluation of these critical accounting estimates involve the use of various assumptions developed from management's analyses and judgments. The application of these critical accounting estimates determines the values at which 91% of our assets and 81% of our liabilities are reported and thus have a direct effect on net earnings and shareholders' equity. Subsequent experience or use of other assumptions could produce significantly different results.

Investments

Our investments in debt and equity securities include both publicly issued and privately issued securities. For privately issued securities, we receive pricing data from external sources that take into account each security's credit quality and liquidity characteristics. We also routinely review our investments that have experienced declines in fair value to determine if the decline is other than temporary. These reviews are performed with consideration of the facts and circumstances of an issuer in accordance with SEC Staff Accounting Bulletin No. 59, Accounting for Non-Current Marketable Equity Securities; Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities; and related guidance. The identification of distressed investments, the determination of fair value if not publicly traded, and the assessment of whether a decline is other than temporary involve significant management judgment and require evaluation of factors including but not limited to:

- percentage decline in value and the length of time during which the decline has occurred
- recoverability of principal and interest
- market conditions
- ability to hold the investment to maturity
- a pattern of continuing operating losses of the issuer
- rating agency actions that affect the issuer's credit status
- adverse changes in the issuer's availability of production resources, revenue sources and technological conditions
- adverse changes in the issuer's economic, regulatory or political environment

Deferred Policy Acquisition Costs and Policy Liabilities

Aflac's products are generally long-duration fixed-benefit indemnity contracts. As such, our products are accounted for under the requirements of SFAS No. 60, Accounting and Reporting by Insurance Enterprises. We make estimates of certain factors that affect the profitability of our business in order to match expected policy benefits and expenses with expected policy premiums. These assumptions include persistency, morbidity, mortality, investment yields and expenses. If actual results mirror the assumptions used in establishing policy liabilities and the deferral and amortization of acquisition costs, profits will emerge as a level percentage of earned premiums. However, because actual results will vary from the assumptions, profits as a percentage of earned premiums will vary from year to year.

We measure the adequacy of our policy reserves and recoverability of deferred policy acquisition costs (DAC) annually by performing gross premium valuations on our business. Our testing indicates that our insurance liabilities are adequate and that our DAC is recoverable.

Deferred Policy Acquisition Costs

Under the requirements of SFAS No. 60, certain costs of acquiring new business are deferred and amortized over the policy's premium payment period in proportion to anticipated premium income. Future amortization of DAC is based upon our estimates of persistency, interest, and future premium revenue at the time of policy issuance. However, the unamortized balance of DAC reflects the actual persistency to date. As presented in the following table, the ratio of unamortized DAC to annualized premiums in force has been relatively stable for Aflac U.S. and Aflac Japan over the last three years.

Deferred Policy Acquisition Cost Ratios

	Aflac Japan			Aflac U.S.		
(In millions)	**2004**	2003	2002	**2004**	2003	2002
Deferred policy acquisition costs	**¥ 397,261**	¥ 368,535	¥ 343,845	**$ 1,783**	$1,604	$1,410
Annualized premiums in force	**961,895**	900,251	834,424	**3,374**	3,043	2,674
Deferred policy acquisition costs as a percentage of annualized premiums in force	**41.3%**	40.9%	41.2%	**52.8%**	52.7%	52.7%

Policy Liabilities

Our policy liabilities, which are determined in accordance with SFAS No. 60 and Actuarial Standards of Practice, include two primary components: future policy benefits and unpaid policy claims, which accounted for 90% and 5% of total policy liabilities as of December 31, 2004, respectively.

Future policy benefits provide for claims that will occur in the future and is generally calculated as the present value of future expected benefits to be incurred less the present value of future expected net benefit premiums. We calculate future policy benefits based on assumptions of morbidity, mortality, persistency and interest. These assumptions are established at the time a policy is issued. The assumptions used in the calculations are closely related to those used in developing the gross premiums for a policy. As required by GAAP, we also include a provision for adverse deviation, which is intended to accommodate adverse fluctuations in actual experience.

Unpaid policy claims include those claims that have been incurred and are in the process of payment as well as an estimate of those claims that have been incurred but have not yet been reported to us. We compute unpaid policy claims on an undiscounted basis using statistical analyses of historical claims payments, adjusted for current trends and changed conditions. Assumptions underlying the estimate of unpaid policy claims are updated regularly and incorporate our historical experience as well as other data that provides information regarding our outstanding liability.

Claims incurred under Aflac's policies are generally reported and paid in a relatively short time frame. They are sensitive to frequency and severity of claims. They are not, however, subject to medical cost inflation because benefits are based on a fixed indemnity. Our claims experience is primarily related to the demographics of our policyholders.

In computing the estimate of unpaid policy claims, we consider many factors, including the benefits and amounts available under the policy, the volume and demographics of the policies exposed to claims, and internal business practices, such as incurred date assignment and current claim administrative practices. We monitor these conditions closely and make adjustments to the liability as actual experience emerges. Claim levels are generally stable from period to period, however, fluctuations in claim levels may occur. In calculating the unpaid policy claim liability, we do not calculate a range of estimates. However, if current period claims were to change by 1%, we would expect the unpaid policy claim liability to change by approximately $24 million.

The table at the top right provides details of policy liabilities by segment and in total as of December 31.

Policy Liabilities

(In millions)	**2004**	2003
U.S. segment:		
Future policy benefits	**$ 3,354**	$ 2,975
Unpaid policy claims	**708**	593
Other policy liabilities	**136**	165
Total U.S. policy liabilities	**$ 4,198**	$ 3,733
Japan segment:		
Future policy benefits	**$ 36,005**	$ 32,612
Unpaid policy claims	**1,646**	1,521
Other policy liabilities	**1,705**	1,373
Total Japan policy liabilities	**$ 39,356**	$ 35,506
Consolidated:		
Future policy benefits	**$ 39,360**	$ 35,588
Unpaid policy claims	**2,355**	2,115
Other policy liabilities	**1,841**	1,537
Total consolidated policy liabilities	**$ 43,556**	$ 39,240

New Accounting Pronouncements

During the last three years, the Financial Accounting Standards Board (FASB) has been active in soliciting comments and issuing statements, interpretations and exposure drafts on issues including equity-based compensation, pensions, variable interest entities, special purpose entities, derivatives, intangible assets and business combinations.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment (SFAS 123R). This standard amends SFAS No. 123, Accounting for Stock-Based Compensation, and supercedes APB Opinion No. 25, Accounting For Stock Issued to Employees, and its related implementation guidance. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, such as granting stock options. It requires that companies use a fair value method to value stock options and other forms of share-based payments and recognize the related compensation expense in net earnings. We plan to adopt SFAS 123R effective January 1, 2005, using the modified-retrospective transition method.

Historically, we have applied the recognition and measurement principles of APB Opinion No. 25, Accounting For Stock Issued to Employees, and related interpretations in accounting for our employee stock option plan. As a result, we have not recognized expense for equity-based compensation in net earnings. Upon adoption of SFAS 123R on January 1, 2005, compensation expense related to equity-based compensation will be recognized in net earnings. See Notes 1 and 8 of the Notes to the Consolidated Financial Statements and Selected Financial Data for additional information.

For additional information on new accounting pronouncements and the impact, if any, on our financial position or results of operations, see Note 1 of the Notes to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

The table on the following page is a presentation of items impacting net earnings and net earnings per diluted share for the years ended December 31.

Items Impacting Net Earnings

	In Millions			Per Diluted Share		
	2004	2003	2002	**2004**	2003	2002
Net earnings	**$ 1,299**	$ 795	$ 821	**$ 2.52**	$ 1.52	$ 1.55
Items impacting net earnings, net of tax:						
Realized investment gains (losses)	**(5)**	(191)	(15)	**(.01)**	(.37)	(.03)
Impact from SFAS 133	**(13)**	(3)	37	**(.03)**	–	.07
Release of valuation allowance on deferred tax assets	**128**	–	–	**.25**	–	–
Japanese pension obligation transfer	**3**	–	–	**.01**	–	–
Japanese policyholder protection fund	**–**	–	(26)	**–**	–	(.05)
Foreign currency translation*	**39**	33	(10)	**.08**	.06	(.02)

* Translation effect on Aflac Japan segment and Parent Company yen-denominated interest expense

Realized Investment Gains and Losses

Our investment strategy is to invest in fixed-income securities in order to provide a reliable stream of investment income, which is one of the drivers of the company's profitability. We do not purchase securities with the intent of generating capital gains or losses. However, investment gains and losses may be realized as a result of changes in the financial markets and the creditworthiness of specific issuers. The realization of investment gains and losses is independent of the underwriting and administration of our insurance products, which are the principal drivers of our profitability.

During the third quarter of 2004, we received an issuer's offer to redeem certain available-for-sale yen-denominated debt securities held by the Company. We accepted the issuer's offer of $205 million for the debt securities and recorded a pretax loss of $23 million. This investment loss and other investment gains and losses in the normal course of business decreased pretax earnings by $12 million (after-tax, $5 million, or $.01 per diluted share).

Realized investment losses in 2003 related primarily to the sale of our investment in Parmalat. Following several credit ratings downgrades of its debt, we sold our holdings in Parmalat and realized a pretax loss of $257 million. We also sold our investment in Levi Strauss in 2003 at a pretax loss of $38 million. These investment losses and other investment transactions in the normal course of business decreased pretax earnings by $301 million (after-tax, $191 million, or $.37 per diluted share).

In 2002, we recognized pretax impairment losses of $58 million. These impairment losses were primarily related to the corporate debt security of a Japanese issuer and various equity securities we believe experienced other than temporary declines in fair value. These impairment losses and other investment transactions in the normal course of business decreased pretax earnings by $14 million (after-tax, $15 million, or $.03 per diluted share).

Impact from SFAS 133

We entered into cross-currency swap agreements to effectively convert our dollar-denominated senior debt obligation, which matures in 2009, into a yen-denominated obligation (see Notes 4 and 6 of the Notes to the Consolidated Financial Statements). The effect of issuing fixed-rate, dollar-denominated debt and swapping it into fixed-rate, yen-denominated debt has the same economic impact on Aflac as if we had issued straight yen-denominated debt of a like amount. However, the accounting treatment for cross-currency swaps is different from issuing yen-denominated (Samurai) notes. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that the change in the fair value of the interest rate component of the cross-currency swap, which does not qualify for hedge accounting, be reflected in net earnings (other income). This change in fair value is determined by relative dollar and yen interest rates and has no cash impact on our results of operations. At maturity, the swaps' fair value and their initial contract fair value will be equal and the cumulative impact of gains and losses from the changes in fair value of the interest component will be zero. We have the ability to retain the cross-currency swaps until their maturity. The impact from SFAS 133 includes the change in fair value of the interest rate component of the cross-currency swaps, which does not qualify for hedge accounting.

We have also issued yen-denominated debt (Samurai notes). We have designated these notes as a hedge of our investment in Aflac Japan. If the value of these yen-denominated notes exceeds our investment in Aflac Japan, we would be required to recognize the foreign currency effect on the excess, or ineffective portion, in net earnings (other income). The ineffective portion would be included in the impact from SFAS 133. These hedges were effective during the three-year period ended December 31, 2004; therefore, there was no impact on net earnings. See Notes 1 and 4 of the Notes to the Consolidated Financial Statements for additional information.

Nonrecurring Items

The passage of The American Jobs Creation Act of 2004 eliminated the 90% limitation on the utilization of foreign tax credits. As a result of this tax law change, we recognized a benefit of $128 million ($.25 per diluted share) for the release of the valuation allowance associated with certain deferred tax assets. This benefit is included as a reduction to income tax expense in the consolidated statement of earnings.

During 2004, we concluded the process of returning the substitutional portion of Aflac Japan's pension plan to the Japanese government as allowed by the Japan Pension Insurance Law. We recognized a one-time gain (other income) as the result of this transfer to the Japanese government in the amount of $6 million (after-tax, $3 million, or $.01 per diluted share). For additional information on the transfer, see Note 10 of the Notes to the Consolidated Financial Statements.

In December 2002, the members of the Life Insurance Policyholder Protection Corporation approved the Financial Services Agency's (FSA) proposal, which required the industry to contribute an additional ¥78 billion (approximately $638 million) to Japan's policyholder protection fund. Our estimated share of the assessment decreased 2002 net earnings by $26 million ($.05 per diluted share). This charge is included in acquisition and operating expenses in the consolidated statement of earnings.

Foreign Currency Translation

Aflac Japan's premiums and most of its investment income are received in yen. Claims and expenses are paid in yen, and we primarily purchase yen-denominated assets to support yen-denominated policy liabilities. These and other yen-denominated financial statement items are translated into dollars for financial reporting purposes. We translate Aflac Japan's income statement from yen into dollars using an average exchange rate for the reporting period, and we translate its balance sheet using an end-of-period exchange rate. However, it is important to distinguish between translating and converting foreign currency. Except for a limited number of transactions, we do not actually convert yen into dollars.

Due to the relative size of Aflac Japan, fluctuations in the yen/dollar exchange rate can have a significant effect on our reported results. In periods when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported. Consequently, yen weakening has the effect of suppressing current year results in relation to the prior year, while yen strengthening has the effect of magnifying current year results in relation to the prior year. As a result, we view foreign currency translation as a financial reporting issue for Aflac and not an economic event to our company or shareholders. Because the effect of translating yen into dollars distorts the rate of growth of our operations, management evaluates Aflac's financial performance excluding the impact of foreign currency translation.

Income Taxes

Our combined U.S. and Japanese effective income tax rates on net earnings were 28.1% in 2004, 35.1% in 2003 and 34.8% in 2002. Total income taxes were $508 million in 2004, compared with $430 million in 2003 and $438 million in 2002. Our 2004 effective income tax rate and tax expense were impacted by the release of the valuation allowance for deferred tax assets discussed previously. Japanese income taxes on Aflac Japan's results accounted for most of our income tax expense. See Note 7 of the Notes to the Consolidated Financial Statements for additional information on income taxes.

Earnings Projections

We communicate earnings guidance in this report based on the growth in net earnings per diluted share. However, certain items that cannot be predicted or that are outside of management's control may have a significant impact on actual results. Therefore, our projections of net earnings include certain assumptions to reflect the limitations that are inherent in projections of net earnings.

In the context of a forward-looking discussion, the impact of foreign currency translation on our results of operations is inherently unpredictable. Therefore, our projections of net earnings assume no impact from foreign currency translation for a given year in relation to the prior year.

Furthermore, as discussed previously, we do not purchase securities with the intent of generating capital gains or losses. Therefore, we do not attempt to predict realized investment gains and losses, which include impairment charges, as their ultimate realization will be the result of market conditions that may or may not be predictable. As a result, our projections of net earnings assume no realized investment gains or losses in future periods.

Net earnings are also affected by the impact from SFAS 133, which is based on relative dollar and yen interest rates. Similar to foreign currency exchange rates, yen and dollar interest rates are also inherently unpredictable. Consequently, our projections of net earnings assume no impact from SFAS 133.

Finally, because nonrecurring items represent the financial impact of items that have not occurred within the past two years and are not expected to occur within the next two years, we do not attempt to predict their occurrence in future periods.

Subject to the assumptions set forth above, our objective for 2004 was to achieve net earnings per diluted share of at least $2.21, an increase of 17%. Based on 2004 net earnings per diluted share of $2.52, adjusted for realized investment losses (a loss of $.01 per diluted share), the impact from SFAS 133 (a loss of $.03 per diluted share), the release of the valuation allowance for deferred tax assets (a gain of $.25 per diluted share), the gain related to the Japanese pension obligation transfer (a gain of $.01 per diluted share) and foreign currency translation (a gain of $.08 per diluted share), we exceeded our objective for the year.

Subject to the assumptions set forth above and reflecting adoption of SFAS 123R, our objective for 2005 is to achieve net earnings per diluted share of at least $2.56, an increase of 14.8% over 2004. If we achieve this objective, the following table shows the likely results for 2005 net earnings per diluted share, including the impact of foreign currency translation using various yen/dollar exchange rate scenarios.

2005 Net Earnings Per Share (EPS) Scenarios*

Weighted-Average Yen/Dollar Exchange Rate	Net Earnings Per Share	% Growth Over 2004	Yen Impact on EPS
95.00	$2.75	23.3%	$.19
100.00	2.67	19.7	.11
105.00	2.60	16.6	.04
108.26**	2.56	14.8	–
110.00	2.54	13.9	(.02)
115.00	2.48	11.2	(.08)

* Assumes: No realized investment gains/losses, no impact from SFAS 133 and no nonrecurring items in 2005 and 2004; and no impact from currency translation in 2005

** Actual 2004 weighted-average exchange rate

Our objective for 2006 is to increase net earnings per diluted share by 15%, on the basis described above.

INSURANCE OPERATIONS

Aflac's insurance business consists of two segments: Aflac Japan and Aflac U.S. GAAP financial reporting requires that an enterprise report financial and descriptive information about operating segments in its annual financial statements. Furthermore, these requirements direct a public business enterprise to report a measure of segment profit or loss, certain revenue and expense items, and segment assets. We measure and evaluate our insurance segments' financial performance using operating earnings on a pretax basis. We define segment operating earnings as the profits we derive from our operations before realized investment gains and losses, the impact from SFAS 133, and nonrecurring items. We believe that an analysis of segment pretax operating earnings is vitally important to an understanding of the underlying profitability drivers and trends of our insurance business. Furthermore, because a significant portion of our business is conducted in Japan, we believe it is equally important to understand the impact of translating Japanese yen into U.S. dollars.

We evaluate our sales efforts using new annualized premium sales, an industry operating measure. Total new annualized premium sales, which include new sales and the incremental increase in premiums due to conversions, represent the premiums that we would collect over a 12-month period, assuming the policies remain in force. Premium income, or earned premiums, is a financial performance measure that reflects collected or due premiums that have been earned ratably on policies in force during the reporting period.

Aflac Japan

Aflac Japan, which operates as a branch of Aflac, is the principal contributor to consolidated earnings. Based on financial results determined in accordance with FSA requirements for the six months ended September 30, 2004, Aflac Japan ranked first in terms of individual insurance policies in force and 10th in terms of assets among all life insurance companies operating in Japan.

Aflac Japan Pretax Operating Earnings

Changes in Aflac Japan's pretax operating earnings and profit margins are primarily affected by morbidity, mortality, expenses, persistency, and investment yields. The table on the following page presents a summary of operating results for Aflac Japan.

The benefit ratio has declined over the past several years, reflecting the impact of newer products with lower loss ratios. We have also experienced favorable claim trends in our cancer line and better-than-expected claim experience in our Rider MAX line. The ratio of actual to expected cancer claims has declined about 5% since 2000. Actual to expected Rider MAX claims experience has ranged from 60% to 65%. We expect the benefit ratio to continue to decline in future years primarily reflecting the shift to newer products and riders. Following several years of decline, our persistency improved in 2004. The operating expense ratio has declined over the last two years. We expect the operating expense ratio to be relatively stable in the future. The expansion of the profit margin during the past three years was largely attributable to the declining benefit ratio, which is partially offset by the effect of low investment yields. Lower investment yields affect our profit margin by reducing the spread between investment yields and required interest on policy reserves (see table and discussion on page 35).

Aflac Japan maintains a portfolio of dollar-denominated and reverse-dual currency securities (yen-denominated debt

Aflac Japan Summary of Operating Results

(In millions)	**2004**	2003	2002
Premium income	**$ 8,368**	$ 7,326	$ 6,373
Net investment income	**1,557**	1,421	1,276
Other income	**18**	18	1
Total operating revenues	**9,943**	8,765	7,650
Benefits and claims	**6,679**	5,943	5,231
Operating expenses:			
Amortization of deferred policy acquisition costs	**274**	255	209
Insurance commissions	**881**	812	753
Insurance and other expenses	**705**	615	519
Total operating expenses	**1,860**	1,682	1,481
Total benefits and expenses	**8,539**	7,625	6,712
Pretax operating earnings*	**$ 1,404**	$ 1,140	$ 938
Weighted-average yen/dollar exchange rates	**108.26**	115.95	125.15

	In Dollars			In Yen		
Percentage changes over previous year:	**2004**	2003	2002	**2004**	2003	2002
Premium income	**14.2%**	15.0%	2.5%	**6.7%**	6.4%	5.5%
Net investment income	**9.6**	11.3	3.4	**2.3**	3.1	6.5
Total operating revenues	**13.4**	14.6	2.7	**6.0**	6.1	5.6
Pretax operating earnings*	**23.1**	21.6	13.9	**14.9**	12.6	17.4

Ratios to total revenues in dollars:	**2004**	2003	2002
Benefits and claims	**67.2%**	67.8%	68.4%
Operating expenses:			
Amortization of deferred policy acquisition costs	**2.8**	2.9	2.7
Insurance commissions	**8.9**	9.3	9.8
Insurance and other expenses	**7.0**	7.0	6.8
Total operating expenses	**18.7**	19.2	19.3
Pretax operating earnings*	**14.1**	13.0	12.3

* See page 29 for our definition of segment operating earnings.

securities with dollar coupon payments). Dollar-denominated investment income from these assets accounted for approximately 30% of Aflac Japan's investment income in 2004 and 29% of Aflac Japan's investment income in 2003 and 2002. In years when the yen strengthens in relation to the dollar, translating Aflac Japan's dollar-denominated investment income into yen lowers comparative rates of growth for net investment income, total operating revenues and pretax operating earnings in yen terms. In years when the yen weakens, translating dollar-denominated investment income into yen magnifies comparative rates of growth for net investment income, total operating revenues, and pretax operating earnings in yen terms. The table to the right illustrates the effect of translating Aflac Japan's dollar-denominated investment income and related items by comparing certain segment results with those that would have been reported had yen/dollar exchange rates remained unchanged from the previous year.

Aflac Japan Percentage Changes Over Prior Year

(Yen Operating Results)

	Including Foreign Currency Changes			Excluding Foreign Currency Changes**		
	2004	2003	2002	**2004**	2003	2002
Net investment income	**2.3%**	3.1%	6.5%	**4.5%**	5.5%	5.6%
Total operating revenues	**6.0**	6.1	5.6	**6.3**	6.5	5.5
Pretax operating earnings*	**14.9**	12.6	17.4	**17.5**	15.8	16.1

* See page 29 for our definition of segment operating earnings.

** Amounts excluding foreign currency changes on dollar-denominated items were determined using the same yen/dollar exchange rate for the current year as each respective prior year.

Aflac Japan Sales

Although Aflac Japan's total new annualized premium sales rose in 2004, they were below our expectations for the year. Sales growth was impacted by significant declines in Rider MAX sales, including conversion activity from the original Rider MAX term product to the newer whole-life version, a sharp drop in sales through Dai-ichi Life and lower-than-expected medical sales. The table on the following page presents Aflac Japan's total new annualized premium sales for the years ended December 31.

For 2005, our objective is to increase total new annualized premium sales in yen by 5% to 10%.

The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force in yen of 6.8% in 2004, 7.9% in 2003, and 6.7% in 2002 reflect the high persistency of Aflac Japan's business and the sales of new policies. Annualized premiums in force at December 31 were ¥961.9 billion in 2004, ¥900.3 billion in 2003, and ¥834.4 billion in 2002. Annualized premiums in force, translated into dollars at respective year-end exchange rates, were $9.2 billion in 2004, $8.4 billion in 2003, and $7.0 billion in 2002.

Aflac Japan's sales mix has been shifting during the last few years. Sales of EVER, a whole-life fixed-benefit medical product, now exceed sales of Rider MAX. We believe consumer response to EVER has been favorably impacted by health care legislation effective April 2003 that increased

(In millions of dollars and billions of yen)	In Dollars 2004	2003	2002	In Yen 2004	2003	2002
Total new annualized premium sales	**$ 1,133**	$ 1,047	$ 867	**¥ 122.5**	¥ 121.2	¥ 108.3
Increase over prior year	**8.2%**	20.8%	14.8%	**1.1%**	11.9%	17.9%

out-of-pocket costs for most Japanese consumers. Stand-alone medical sales accounted for 31% of total sales in 2004, compared with 28% in 2003 and 18% in 2002. We continue to believe that the medical category will be an important part of our product portfolio. As such, we developed two new versions of EVER for introduction in early 2005.

Rider MAX accounted for 20% of total sales in 2004, 27% in 2003, and 31% in 2002. Conversion activity accounted for approximately 25% of total Rider MAX sales in 2004, compared with 24% in 2003 and 35% in 2002. For policy conversions, new annualized premium sales include only the incremental annualized premium amount over the original term policy. We expect that the effect of conversions on total new annualized sales will continue to decline in future periods.

Cancer life sales accounted for 23% of total sales in 2004, 27% in 2003, and 33% in 2002. Ordinary life production accounted for 19% of total sales in 2004, and 13% of total sales in both 2003 and 2002.

We established a marketing alliance with Dai-ichi Life in 2001. In 2004, Dai-ichi Life sold 244,400 of our cancer life policies, compared with 305,600 in 2003 and 359,500 in 2002. Dai-ichi Life sales of our cancer life policies accounted for 7% of total new annualized premium sales in 2004, compared with 10% in 2003 and 11% in 2002. We believe the decline in cancer life policy sales through Dai-ichi Life is attributable to its increased focus on the sale of its life and annuity products.

We continued to focus on the growth of our distribution system in Japan. During 2004, the number of licensed sales associates rose 10% to approximately 71,400, compared with 64,900 at December 31, 2003. The growth of licensed sales associates resulted from agency recruitment. In 2004, we recruited nearly 4,200 agencies, which exceeded our goal of 4,000 agencies. We believe that new agencies and sales associates will continue to be attracted to Aflac Japan's high commissions, superior products, customer service and brand image. Furthermore, we believe that these new agencies and associates will enable us to further expand our reach in the Japanese market.

Aflac Japan Investments

Growth of investment income in yen is affected by available cash flow from operations, investment yields achievable on new investments, and the effect of yen/dollar exchange rates on dollar-denominated investment income. Aflac Japan has invested in privately issued securities to secure higher yields than Japanese government or other corporate bonds would have provided, while still adhering to prudent standards for credit quality. All of our privately issued securities are rated investment grade at the time of purchase. These securities are generally issued with standard, medium-term note documentation and have appropriate covenants.

We purchased yen-denominated securities at an average yield of 2.94% in 2004, compared with 3.20% in 2003 and 3.65% in 2002. Including dollar-denominated investments, our blended new money yield was 3.13% in 2004, compared with 3.61% in 2003 and 3.93% in 2002. At December 31, 2004, the yield on Aflac Japan's investment portfolio (including dollar-denominated investments) was 4.35%, compared with 4.54% in 2003 and 4.73% in 2002. Our return on average invested assets, net of investment expenses, was 4.23% in 2004, compared with 4.45% in 2003 and 4.67% in 2002. See Investments and Cash on page 35 for additional information.

Japanese Economy

After a period of prolonged weakness in its economy, Japan has shown signs of economic improvement. However, Japan also faces the challenges of an aging population. And while recent events continue to indicate that Japan's economy has begun to recover, the time required for a full economic recovery remains uncertain.

Japan's system of compulsory public health care insurance provides medical coverage to every Japanese citizen. These public medical expenditures are covered by a combination of premiums paid by insureds and their employers, taxes, and copayments from the people who receive medical service. However, given Japan's aging population, the resources available to these publicly funded social insurance programs have come under increasing pressure and as a result, copayments have been rising and affecting more people. In 2003, copayments were raised from 20% to 30% and additional reforms are being considered for 2008. We believe the trend of higher copayments will lead more consumers to purchase private supplemental insurance plans. Many insurance companies have recognized the opportunities for selling supplemental insurance in Japan and have launched new products in recent years. However, we believe our favorable cost structure compared with other insurers makes us a very effective competitor. In addition, we believe our brand, customer service, and financial strength also benefit our market position.

Aflac U.S.

Aflac U.S. Pretax Operating Earnings

Changes in Aflac U.S. pretax operating earnings and profit margins are primarily affected by morbidity, mortality, expenses, persistency and investment yields. The table below presents a summary of operating results for Aflac U.S.

The benefit ratio has increased over the past several years, primarily due to the impact of declining investment yields on the growth of our investment income and the slowdown in U.S. sales in 2004 and 2003. As a percentage of premium income, the benefit ratio has been fairly stable at 61.4% in 2004, 61.1% in 2003 and 61.2% in 2002. In 2005 we expect the benefit ratio to continue to increase slightly; the operating expense ratio, excluding discretionary advertising expenses, to remain relatively stable; and the pretax operating profit margin to decline slightly.

Aflac U.S. Summary of Operating Results

(In millions)	2004	2003	2002
Premium income	$ 2,935	$ 2,594	$ 2,221
Net investment income	396	362	331
Other income	9	9	9
Total operating revenues	3,340	2,965	2,561
Benefits and claims	1,803	1,585	1,359
Operating expenses:			
Amortization of deferred policy acquisition costs	245	209	176
Insurance commissions	371	334	283
Insurance and other expenses	419	386	341
Total operating expenses	1,035	929	800
Total benefits and expenses	2,838	2,514	2,159
Pretax operating earnings*	$ 502	$ 451	$ 402
Percentage changes over previous year:			
Premium income	13.1%	16.8%	20.5%
Net investment income	9.4	9.3	9.2
Total operating revenues	12.6	15.8	18.8
Pretax operating earnings*	11.5	12.0	16.7
Ratios to total revenues:			
Benefits and claims	54.0%	53.5%	53.1%
Operating expenses:			
Amortization of deferred policy acquisition costs	7.3	7.1	6.9
Insurance commissions	11.1	11.3	11.1
Insurance and other expenses	12.6	12.9	13.2
Total operating expenses	31.0	31.3	31.2
Pretax operating earnings*	15.0	15.2	15.7

* See page 29 for our definition of segment operating earnings.

Aflac U.S. Sales

The rate of sales growth in 2004 did not meet our sales objective of a 10% to 12% increase. We believe the lower-than-expected sales growth primarily resulted from the sweeping changes we made to our sales management team in 2003 and at the start of 2004. Those changes are continuing to impact associate recruiting, productivity and consequently, sales. The following table presents Aflac's U.S. total new annualized premium sales for the years ended December 31.

(In millions)	2004	2003	2002
Total new annualized premium sales	$ 1,186	$ 1,128	$ 1,070
Increase over prior year	5.1%	5.4%	16.4%

For 2005, our objective is to increase total new annualized premium sales by 3% to 8%.

The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force of 10.9% in 2004, 13.8% in 2003 and 19.5% in 2002 were favorably affected by increased sales at the worksite primarily through cafeteria plans and a slight improvement in the persistency of several products. Annualized premiums in force at December 31 were $3.4 billion in 2004, $3.0 billion in 2003, and $2.7 billion in 2002.

Recruitment of new sales associates declined 2.9% in 2004. However, we expect new associate recruiting in the United States to improve as sales coordinators who were promoted at the start of 2004 become better adjusted to the responsibilities of their new positions. We also believe we can improve retention and productivity of sales associates as we continue to focus on recently adopted training initiatives and introduce new training programs. Ultimately, we believe these actions will lead to better recruiting and faster sales growth in the United States.

Another aspect of our growth strategy is the continued enhancement of our product line. During 2003, we enhanced our accident, short-term disability and cancer expense products, which we believe will benefit sales growth in future periods. Based on consumer feedback, we revised our dental product in November 2004. We also developed a vision care product in 2004 for introduction in mid-2005. Our best-selling category continued to be accident/disability coverage, which accounted for 52% of total sales in 2004, and 51% of total sales in 2003 and 2002. Cancer expense insurance contributed 20% to total sales in 2004 and 2003, and 21% in 2002. Hospital indemnity products accounted for 11% of total sales in 2004 and 2003, and 10% in 2002. Additionally, fixed-benefit dental coverage continued to sell well, accounting for 7% of total sales in 2004, 2003 and 2002.

Aflac U.S. Investments

During 2004, available cash flow was invested at an average yield of 6.30%, compared with 6.52% during 2003 and 7.58% during 2002. At December 31, 2004, the yield on Aflac's U.S. portfolio was 7.39%, compared with 7.56% in 2003 and 7.98% in 2002. The overall return on average invested assets, net of investment expenses, was 6.68% in 2004, compared with 7.36% in 2003 and 7.56% in 2002. See Investments and Cash on page 35 for additional information.

Other Operations

Corporate operating expenses consist primarily of personnel compensation, benefits, and facilities expenses. Corporate expenses, excluding investment income, were $63 million in 2004, $47 million in 2003 and $56 million in 2002. Investment income included in reported corporate expenses was $5 million in both 2004 and 2003, and $7 million in 2002. The increase in the 2004 corporate expenses was primarily the result of a reduction in the discount rate associated with our retirement obligations from 6.5% to 6.0%. Corporate expenses were higher in 2002 primarily as a result of the Parent Company's share of the costs to dissolve a human resource service company in which it had invested.

ANALYSIS OF FINANCIAL CONDITION

Our financial condition has remained strong in the functional currencies of our operations during the last two years. The yen/dollar exchange rate at the end of each year is used to translate yen-denominated balance sheet items to U.S. dollars for reporting purposes. The exchange rate at December 31, 2004, was 104.21 yen to one dollar, or 2.8% stronger than the December 31, 2003, exchange rate of 107.13. The stronger yen increased reported investments and cash by $1.1 billion, total assets by $1.2 billion, and total liabilities by $1.2 billion, compared with the amounts that would have been reported for 2004 if the exchange rate had remained unchanged from December 31, 2003.

Market Risks of Financial Instruments

Our financial instruments are exposed primarily to two types of market risks – currency risk and interest rate risk. During 2003, we liquidated the majority of our equity investments and therefore no longer consider equity price risk to be material.

Dollar Value of Yen-Denominated Assets and Liabilities at Selected Exchange Rates

(In millions)		**2004**			2003	
Yen/dollar exchange rates	**89.21**	**104.21***	**119.21**	92.13	107.13*	122.13
Yen-denominated financial instruments:						
Assets:						
Securities available for sale:						
Fixed maturities	**$ 24,201**	**$ 20,718**	**$ 18,111**	$ 21,524	$ 18,510	$ 16,237
Perpetual debentures	**3,924**	**3,358**	**2,937**	3,386	2,911	2,554
Equity securities	**55**	**47**	**41**	43	37	32
Securities held to maturity:						
Fixed maturities	**11,755**	**10,064**	**8,797**	10,158	8,737	7,663
Perpetual debentures	**5,560**	**4,759**	**4,160**	4,996	4,297	3,769
Cash and cash equivalents	**667**	**571**	**499**	700	602	528
Subtotal	**46,162**	**39,517**	**34,545**	40,807	35,094	30,783
Liabilities:						
Notes payable	**1,144**	**980**	**856**	1,116	960	842
Cross-currency swaps	**623**	**533**	**466**	603	519	455
Japanese policyholder protection fund	**308**	**254**	**230**	308	265	232
Other financial instruments	**42**	**36**	**32**	6	5	5
Subtotal	**2,117**	**1,803**	**1,584**	2,033	1,749	1,534
Net yen-denominated financial instruments	**44,045**	**37,714**	**32,961**	38,774	33,345	29,249
Other yen-denominated assets	**5,733**	**4,908**	**4,290**	5,393	4,637	4,068
Other yen-denominated liabilities	**(48,920)**	**(41,887)**	**(36,609)**	(43,828)	(37,691)	(33,062)
Consolidated yen-denominated net assets subject to foreign currency fluctuation	**$ 858**	**$ 735**	**$ 642**	$ 339	$ 291	$ 255

* Actual year-end exchange rates

Currency Risk

The functional currency of Aflac Japan's insurance operation is the Japanese yen. All of Aflac Japan's premiums, claims and commissions are received or paid in yen, as are most of its investment income and other expenses. Furthermore, most of Aflac Japan's investments, cash and liabilities are yen-denominated. When yen-denominated securities mature or are sold, the proceeds are generally reinvested in yen-denominated securities. Aflac Japan holds these yen-denominated assets to fund its yen-denominated policy obligations. In addition, Aflac Incorporated has yen-denominated notes payable and cross-currency swaps related to its senior notes.

Although we generally do not convert yen into dollars, we do translate financial statement amounts from yen into dollars for financial reporting purposes. Therefore, reported amounts are affected by foreign currency fluctuations. We report unrealized foreign currency translation gains and losses in accumulated other comprehensive income.

On a consolidated basis, we attempt to minimize the exposure of our shareholders' equity to foreign currency translation fluctuations. We accomplish this by investing a portion of Aflac Japan's investment portfolio in dollar-denominated securities, by the Parent Company's issuance of yen-denominated debt and by the use of cross-currency swaps (see Hedging Activities on page 40 for additional information). As a result, the effect of currency fluctuations on our net assets is mitigated. At December 31, consolidated yen-denominated net assets subject to foreign currency fluctuation were $735 million in 2004 and $291 million in 2003. Aflac Japan's yen-denominated net assets were $2.2 billion at December 31, 2004, compared with $1.7 billion a year ago. Aflac Incorporated's yen-denominated net liabilities were $1.5 billion at both December 31, 2004 and 2003. The table on the preceding page demonstrates the effect of foreign currency fluctuations by presenting the dollar values of our yen-denominated assets and liabilities and our consolidated yen-denominated net asset exposure at selected exchange rates as of December 31.

We are exposed to economic currency risk only when yen funds are actually converted into dollars. This primarily occurs when we transfer funds from Aflac Japan to Aflac U.S., which is done annually. The exchange rates prevailing at the time of transfer will differ from the exchange rates prevailing at the time the yen profits were earned. These repatriations have not been greater than 80% of Aflac Japan's prior year FSA-based earnings. A portion of the repatriation may be used to service Aflac Incorporated's yen-denominated notes payable with the remainder converted into dollars.

Interest Rate Risk

Our primary interest rate exposure is to the effect of changes in interest rates on the fair value of our investments in debt securities. We use modified duration analysis, which measures price percentage volatility, to estimate the sensitivity of fair values to interest rate changes on debt securities we own. For example, if the current duration of a debt security is 10, then the fair value of that security will increase by approximately 10% if market interest rates decrease by 100 basis points, assuming all other factors remain constant. Likewise, the fair value of the debt security will decrease by approximately 10% if market interest rates increase by 100 basis points, assuming all other factors remain constant.

The estimated effect of potential increases in interest rates on the fair values of debt securities we own, notes payable, cross-currency swaps and our obligation for the Japanese policyholder protection fund as of December 31 follows:

Sensitivity of Fair Values of Financial Instruments to Interest Rate Changes

	2004		2003	
(In millions)	**Market Value**	**+100 Basis Points**	Market Value	+100 Basis Points
Debt securities:				
Fixed-maturity securities:				
Yen-denominated	**$ 31,225**	**$ 28,134**	$ 27,757	$ 25,103
Dollar-denominated	**8,463**	**7,740**	8,001	7,336
Perpetual debentures:				
Yen-denominated	**8,282**	**7,466**	7,323	6,616
Dollar-denominated	**661**	**619**	438	416
Total debt securities	**$ 48,631**	**$ 43,959**	$ 43,519	$ 39,471
Notes payable*	**$ 1,461**	**$ 1,428**	$ 1,451	$ 1,405
Cross-currency swap liabilities	**$ 66**	**$ 64**	$ 29	$ 25
Japanese policyholder protection fund	**$ 254**	**$ 254**	$ 265	$ 265

* Excludes capitalized lease obligations

Changes in the interest rate environment have contributed to significant unrealized gains on debt securities we own. However, we do not expect to realize a majority of these unrealized gains because we have the intent and ability to hold these securities to maturity. Should significant amounts of unrealized losses occur because of increases in market yields, we would not expect to realize significant losses because we have the ability to hold such securities to maturity. For additional information on unrealized losses on debt securities, see Note 3 of the Notes to the Consolidated Financial Statements.

We attempt to match the duration of our assets with the duration of our liabilities. For Aflac Japan, the duration of policy benefits and related expenses to be paid in future years is longer than that of the related invested assets due to the unavailability of acceptable long-duration yen-denominated securities. The average duration of policy benefits and related expenses to be paid in future years was approximately 13 years at December 31, 2004, and 12 years at December 31, 2003. The average duration of the yen-denominated debt securities was approximately 12 years at December 31, 2004, and 11 years at December 31, 2003. The average duration of premiums to be received in the future was approximately 10 years on policies in force at December 31, 2004, and nine years at December 31, 2003. The following table shows a comparison of average required interest rates for future policy benefits and investment yields, based on amortized cost, for the years ended December 31.

Comparison of Interest Rates for Future Policy Benefits and Investment Yields

(Net of investment expenses)

	2004		2003		2002	
	U.S.	**Japan***	U.S.	Japan*	U.S.	Japan*
Policies issued during year:						
Required interest on policy reserves	**6.36%**	**2.97%**	6.40%	2.98%	6.48%	2.98%
New money yield on investments	**6.25**	**3.00**	6.46	3.27	7.52	3.65
Policies in force during year:						
Required interest on policy reserves	**6.40**	**4.87**	6.40	4.93	6.39	5.04
Net investment yield	**6.68**	**3.96**	7.36	4.13	7.56	4.40

* Represents yen-denominated investments for Aflac Japan that support policy obligations and therefore excludes Aflac Japan's annuities, and dollar-denominated investments and related investment income

In 2004, U.S. new money yields were less than the required interest on policy reserves for new business in the United States. If this situation continues, we will re-evaluate our interest assumptions for new business.

The net investment yield of 6.68% in 2004 for Aflac U.S. was reduced by higher-than-usual securities lending at the end of the year. Excluding loaned securities at year-end, and the related investment income earned in 2004 from our securities lending program, the adjusted net investment yield was 7.22%.

Over the next two years, we have several yen-denominated securities that will mature with yields in excess of Aflac Japan's current net investment yield of 3.96%. These securities total $308 million at amortized cost and have an average yield of 5.03%. These maturities will contribute to a continued decline in our overall portfolio yield. Currently, when debt securities we own mature, the proceeds may be reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. Also, our strategy of developing and marketing riders to our older policies has helped offset the negative investment spread. And despite negative investment spreads, adequate overall profit margins still exist in Aflac Japan's aggregate block of business because of profits that have emerged from changes in mix of business and favorable experience from mortality, morbidity, and expenses.

Investments and Cash

Our investment philosophy is to maximize investment income while emphasizing liquidity, safety and quality. Our investment objective, subject to appropriate risk constraints, is to fund policyholder obligations and other liabilities in a manner that enhances shareholders' equity. We seek to meet this objective through a diversified portfolio of fixed-income investments that reflects the characteristics of the liabilities it supports.

Aflac invests primarily within the debt securities markets. Our investment activities expose us to credit risk, which is a consequence of extending credit and/or carrying investment positions. However, we continue to adhere to prudent standards for credit quality. We accomplish this by considering our product needs and our overall corporate objectives, in addition to credit risk. Our investment policy requires that all securities be rated investment grade at the time of purchase. In evaluating the initial rating, we look at the overall senior issuer rating, the explicit rating for the actual issue or the rating for the security class, and the appropriate designation from the Securities Valuation Office (SVO) of the National Association of Insurance Commissioners (NAIC). In addition, we perform extensive internal credit reviews to ensure that we are consistent in applying rating criteria for all of our securities.

The table at the top of page 36 details investment securities by segment as of December 31.

The increase in investments during 2004 reflected the effect of a stronger yen/dollar exchange rate and the substantial cash flows in the functional currencies of our operations. See Capital Resources and Liquidity on page 40 for additional information.

We have investments in both publicly issued and privately issued securities. However, the status of issuance should not be viewed as an indicator of liquidity or as a limitation on the determination of fair value. The outstanding amount of a particular issuance, as well as the level of activity in a particular issuance and the state of the market, including credit events and the interest rate environment, affect liquidity regardless of

Investment Securities by Segment

(In millions)	Aflac Japan 2004	Aflac Japan 2003	Aflac U.S. 2004	Aflac U.S. 2003
Securities available for sale, at fair value:				
Fixed maturities	**$ 23,485**	$ 21,098	**$ 5,681***	$ 5,397*
Perpetual debentures	**3,580**	3,121	**439**	228
Equity securities	**47**	37	**30**	36
Total available for sale	**27,112**	24,256	**6,150**	5,661
Securities held to maturity, at amortized cost:				
Fixed maturities	**10,064**	8,736	**16**	16
Perpetual debentures	**4,759**	4,297	**–**	–
Total held to maturity	**14,823**	13,033	**16**	16
Total investment securities	**$ 41,935**	$ 37,289	**$ 6,166**	$ 5,677

* Includes securities held by the Parent Company of $39 in 2003; the Parent Company had no investment securities as of December 31, 2004.

type of issuance. We routinely assess the fair value of all of our investments. This process includes evaluating quotations provided by outside securities pricing sources and/or compiled using data provided by external debt and equity market sources, as described more fully in Note 3 of the Notes to the Consolidated Financial Statements.

The following table details investment securities by type of issuance as of December 31.

Investment Securities by Type of Issuance

(In millions)	2004 Amortized Cost	2004 Fair Value	2003 Amortized Cost	2003 Fair Value
Publicly issued securities:				
Fixed maturities	**$ 15,737**	**$ 18,122**	$ 14,858	$ 17,307
Perpetual debentures	**109**	**120**	36	40
Equity securities	**15**	**54**	28	68
Total publicly issued	**15,861**	**18,296**	14,922	17,415
Privately issued securities:				
Fixed maturities	**20,481**	**21,566**	17,579	18,451
Perpetual debentures	**8,602**	**8,823**	7,542	7,721
Equity securities	**19**	**23**	4	4
Total privately issued	**29,102**	**30,412**	25,125	26,176
Total investment securities	**$ 44,963**	**$ 48,708**	$ 40,047	$ 43,591

Total privately issued securities accounted for 64.7%, at amortized cost, of total debt securities as of December 31, 2004, compared with 62.8% at December 31, 2003. Privately issued securities held by Aflac Japan at amortized cost accounted for $27.0 billion, or 60.1%, and $23.3 billion, or 58.1%, of total debt securities at December 31, 2004 and 2003, respectively. Reverse-dual currency debt securities accounted for $7.8 billion, or 26.8%, of total privately issued securities as of December 31, 2004, compared with $6.5 billion, or 25.7%, at December 31, 2003. Aflac Japan has invested in privately issued securities to secure higher yields than those available from Japanese government bonds. Aflac Japan's investments in yen-denominated privately issued securities consist primarily of non-Japanese issuers. These non-Japanese issuers are willing to issue yen-denominated securities with longer maturities, thereby allowing us to improve our asset/liability matching and our overall investment returns. Most of our privately issued securities are issued under medium-term note programs and have standard documentation commensurate with credit ratings, except when internal credit analysis indicates that additional protective and/or event-risk covenants are required.

We use specific criteria to judge the credit quality of both existing and prospective investments. Furthermore, we use several methods to monitor these criteria, including credit rating services and internal credit analysis. All of our securities have ratings from either a nationally recognized security rating organization or the SVO of the NAIC. The percentage distribution by credit rating of our purchases of debt securities for the years ended December 31, based on acquisition cost, was as follows:

	2004	2003	2002
AAA	**9.1%**	9.0%	1.7%
AA	**41.2**	18.1	21.1
A	**36.7**	32.4	47.5
BBB	**13.0**	40.5	29.7
Total	**100.0%**	100.0%	100.0%

The percentage distribution, at amortized cost and fair value, by credit rating of debt securities we own was as follows:

	December 31, 2004 Amortized Cost	December 31, 2004 Fair Value	December 31, 2003 Amortized Cost	December 31, 2003 Fair Value
AAA	**3.5%**	**3.5%**	3.1%	3.1%
AA	**32.7**	**34.3**	31.0	33.5
A	**36.2**	**36.1**	33.9	33.6
BBB	**25.8**	**24.6**	29.2	27.4
BB or lower	**1.8**	**1.5**	2.8	2.4
Total	**100.0%**	**100.0%**	100.0%	100.0%

Below-Investment-Grade Securities

(In millions)	2004 Amortized Cost	2004 Fair Value	2003 Amortized Cost	2003 Fair Value
Ahold Finance	**$ 338**	**$ 300**	$ 348	$ 294
KLM Royal Dutch Airlines	**288**	**239**	280	240
Toys R Us Japan	**96**	**108**	*	*
Royal and Sun Alliance Insurance**	**–**	**–**	233	185
Tyco Electronics (AMP Japan)	*	*	56	65
Asahi Finance Limited	*	*	48	83
LeGrand	**46**	**51**	46	46
Tennessee Gas Pipeline	**31**	**33**	31	31
SB Treasury Company LLC	*	*	28	32
Tyco International	*	*	18	21
Ikon Inc.	**8**	**9**	16	20
Cerro Negro Finance**	**–**	**–**	12	13
PDVSA Finance**	**–**	**–**	9	9
Total	**$ 807**	**$ 740**	$ 1,125	$ 1,039

* Investment grade at respective reporting date
** Security sold during 2004

The overall credit quality of our portfolio remained high in part because our investment policy prohibits us from purchasing below-investment-grade securities. The decline in below-investment-grade securities is attributable to improvements in the credit ratings of several securities and our disposals of other below-investment-grade securities.

In the event of a credit rating downgrade to below-investment-grade status, we do not automatically liquidate our position. However, if the security is in the held-to-maturity portfolio, we immediately transfer it to the available-for-sale portfolio so that the security's fair value and its unrealized gain/loss are reflected on the balance sheet.

Once we designate a security as below-investment-grade, we begin a more intensive monitoring of the issuer. We do not automatically recognize an impairment for the difference between fair value and carrying value. Our investment management starts by reviewing its credit analysis. Included in this process are an evaluation of the issuer, its current credit posture and an assessment of the future prospects for the company. We then obtain fair value information from at least three independent pricing sources. Upon determining the fair value, we move our focus to an analysis of whether or not the decline in fair value, if any, is other than temporary.

For securities with a carrying value in excess of fair value, investment management then reviews the issue based on our impairment policy to determine if the investment should be impaired and/or liquidated. The assessment of whether a decline is other than temporary requires significant management judgment and is discussed more fully in the Critical Accounting Estimates section on page 24. A table of securities classified as below investment grade as of December 31 appears to the left.

Occasionally a debt security will be split-rated. This occurs when one rating agency rates the security as investment grade while another rating agency rates the same security as below investment grade. Our policy is to review each issue on a case-by-case basis to determine if a split-rated security should be classified as investment grade or below investment grade. Our review includes evaluating the SVO designation as well as current market pricing and other factors, such as the issuer's or security's inclusion on a credit rating downgrade watch list. Split-rated securities as of December 31, 2004, represented .2% of total debt securities at amortized cost and were as follows:

Split-Rated Securities

(In millions)	Amortized Cost	Moody's Rating	S&P Rating	SVO Class	Investment-Grade Status
Tyco Electronics (AMP Japan)	$58	Ba1	BBB	2	Investment Grade
Union Carbide Corp.	15	B1	BBB-	2FE	Investment Grade

The following table provides details on amortized cost, fair value and unrealized gains and losses for our investments in debt securities by investment-grade status as of December 31, 2004.

(In millions)	Total Amortized Cost	Total Fair Value	Percent of Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:					
Investment-grade securities	$ 29,283	$ 32,444	66.7%	$ 3,538	$ 377
Below-investment-grade securities	807	741	1.5	23	89
Held-to-maturity securities:					
Investment-grade securities	14,839	15,446	31.8	898	291
Total	$ 44,929	$ 48,631	100.0%	$ 4,459	$ 757

For a presentation of values and unrealized gains and losses for our investments in debt and equity securities as of December 31, 2004, see Note 3 of the Notes to the Consolidated Financial Statements.

The following table presents an aging of securities in an unrealized loss position as of December 31, 2004.

Aging of Unrealized Losses

(In millions)	Total Amortized Cost	Total Unrealized Loss	Less Than Six Months		Six Months to 12 Months		Over 12 Months	
			Amortized Cost	Unrealized Loss	Amortized Cost	Unrealized Loss	Amortized Cost	Unrealized Loss
Available-for-sale securities:								
Investment-grade securities	$ 5,628	$ 377	$ 962	$ 48	$ 1,564	$ 85	$ 3,102	$ 244
Below-investment-grade securities	595	89	–	–	–	–	595	89
Held-to-maturity securities:								
Investment-grade securities	5,378	291	336	32	2,339	84	2,703	175
Total	$ 11,601	$ 757	$ 1,298	$ 80	$ 3,903	$ 169	$ 6,400	$ 508

The following table presents a distribution of unrealized losses by magnitude as of December 31, 2004.

Percentage Decline From Amortized Cost

(In millions)	Total Amortized Cost	Total Unrealized Loss	Less Than 20%		20% to 35%	
			Amortized Cost	Unrealized Loss	Amortized Cost	Unrealized Loss
Available-for-sale securities:						
Investment-grade securities	$ 5,628	$ 377	$ 5,494	$ 346	$ 134	$ 31
Below-investment-grade securities	595	89	595	89	–	–
Held-to-maturity securities:						
Investment-grade securities	5,378	291	5,186	250	192	41
Total	$ 11,601	$ 757	$ 11,275	$ 685	$ 326	$ 72

The following table presents the 10 largest unrealized loss positions in our portfolio as of December 31, 2004.

(In millions)	Credit Rating	Amortized Cost	Fair Value	Unrealized Loss
KLM Royal Dutch Airlines	B	$ 288	$ 239	$ 49
Ahold Finance	BB	338	300	38
Kredietbank	A	260	225	35
CSAV	BBB	230	196	34
United Mexican States	BBB	430	402	28
Union Fenosa	BBB	355	328	27
Erste Bank	A	432	407	25
Oman	BBB	336	311	25
Royal Bank of Scotland	AA	300	276	24
Hypo-Vorarlberger Bank	A	105	81	24

The fair value of our investments in debt securities can fluctuate greatly as a result of changes in interest rates and foreign currency exchange rates. We believe that the declines in fair value noted above primarily resulted from changes in the interest rate and foreign currency environments rather than credit issues. Therefore, we believe that it would be inappropriate to recognize impairment charges for changes in fair value that we believe are temporary.

Based on our evaluation and analysis of specific issuers in accordance with our impairment policy, we recognized the following impairment charges in each of the years ended December 31.

(In millions)	**2004**	2003	2002
Perpetual debentures	**$ –**	$ –	$ 37
Equity securities	**1**	1	21
Total impairments	**$ 1**	$ 1	$ 58

The table at the top of page 39 presents realized losses on debt securities by investment-grade status for the year ended December 31, 2004.

As part of our investment activities, we have investments in variable interest entities (VIEs) and special purpose entities (SPEs). See Notes 1 and 3 of the Notes to the Consolidated Financial Statements for additional information.

Cash, cash equivalents, and short-term investments totaled $3.8 billion, or 7.3% of total investments and cash, as of

Realized Losses on Debt Securities

(In millions)	Proceeds	Realized Loss
Investment-grade securities, length of consecutive unrealized loss:		
Less than six months	$ 202	$ 10
Six months to 12 months	126	9
Over 12 months	4	–
Subtotal	332	19
Below-investment-grade securities, length of consecutive unrealized loss:		
Less than six months	9	12
Over 12 months	205	23
Subtotal	214	35
Total	$ 546	$ 54

December 31, 2004, compared with $1.1 billion, or 2.4% at December 31, 2003. The increase in cash was due to an increase in cash collateral ($2.6 billion) attributable to a higher level of loaned securities at year-end. Mortgage loans on real estate and other long-term investments remained immaterial at both December 31, 2004 and 2003.

For additional information concerning investments and fair values, including information on the maturities of our investments in fixed maturities and perpetual debentures presented by segment at cost and fair value, see Notes 3 and 4 of the Notes to the Consolidated Financial Statements.

Deferred Policy Acquisition Costs

Deferred policy acquisition costs totaled $5.6 billion at December 31, 2004, an increase of $550 million, or 10.9% for the year. Aflac Japan's deferred policy acquisition costs were $3.8 billion at December 31, 2004, an increase of $372 million, or 10.8% (7.8% increase in yen). The stronger yen at year-end increased reported deferred policy acquisition costs by $104 million. At December 31, 2004, deferred policy acquisition costs of Aflac U.S. were $1.8 billion, an increase of $178 million, or 11.1%. The increase in deferred policy acquisition costs was primarily driven by increases in total new annualized premium sales.

Policy Liabilities

Policy liabilities totaled $43.6 billion at December 31, 2004, an increase of $4.3 billion, or 11.0% for the year. Aflac Japan's policy liabilities were $39.4 billion at December 31, 2004, an increase of $3.9 billion, or 10.8% (7.8% increase in yen). The stronger yen at year-end increased reported policy liabilities by $1.1 billion. At December 31, 2004, policy liabilities of Aflac U.S. were $4.2 billion, an increase of $465 million, or 12.5%. The increase in policy liabilities is the result of the growth and aging of our in-force business.

Notes Payable

The Parent Company has issued yen-denominated Samurai notes in Japan. In 2000, we issued ¥30 billion of Samurai notes (approximately $277 million). In 2001, we issued ¥40 billion (approximately $333 million) and in 2002, we issued ¥30 billion (approximately $254 million). All three issues are redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a make-whole premium. Proceeds were used for various corporate purposes. For these loans, the principal amounts as stated in dollars fluctuate due to changes in the yen/dollar exchange rate.

In 1999, the Parent Company issued $450 million of senior notes with a 6.50% coupon, due April 2009. The notes are redeemable at our option at any time at a redemption price equal to the principal amount of the notes being redeemed plus a make-whole premium. Proceeds were used for various corporate purposes. We entered into cross-currency swaps that effectively convert the dollar-denominated principal and interest of these notes into yen-denominated obligations. The notional amount of the cross-currency swaps is $450 million (¥55.6 billion) with a blended fixed interest rate of 1.67% payable in yen. At December 31, 2004, the fair value of the swaps was a liability of $66 million, compared with $29 million in 2003.

The ratio of debt to total capitalization (debt plus shareholders' equity, excluding the unrealized gains and losses on investment securities) was 21.7% as of December 31, 2004, and 24.6% as of December 31, 2003.

Off-Balance Sheet Arrangements

As of December 31, 2004, we had no material unconditional purchase obligations that were not recorded on the balance sheet. Additionally, we had no material letters of credit, standby letters of credit, guarantees or standby repurchase obligations.

Security Lending

We use short-term security lending arrangements to increase investment income with minimal risk. For further information regarding such arrangements, see Note 3 of the Notes to the Consolidated Financial Statements.

Benefit Plans

Aflac U.S. and Aflac Japan have various benefit plans. For additional information on our U.S. and Japanese plans, see Note 10 of the Notes to the Consolidated Financial Statements.

State Guaranty Associations and Policyholder Protection Fund

The U.S. and Japanese insurance industries each have policyholder protection systems that provide funds for policyholders of insolvent insurers.

Under insurance guaranty association laws in most U.S. states, insurance companies doing business in those states can be assessed for policyholder losses up to prescribed limits that are incurred by insolvent companies with similar lines of business. In the United States, we recognize assessments as they are determined by the state guaranty associations. Such assessments have not been material to us in the past. We believe that future assessments relating to companies in the United States currently involved in insolvency proceedings will not materially impact our financial position or results of operations.

In Japan, we recognize charges for our estimated share of the insurance industry's obligation once it is determinable. In 2002, the Japanese government extended until March 2006 its pledge to enact fiscal safety-net measures for the insurance industry through the Life Insurance Policyholder Protection Corporation (LIPPC). However, as part of this commitment, the insurance industry was required to contribute additional funds to the LIPPC. In 2003, the Japanese government and the insurance industry agreed to extend the time over which the industry's contribution to the LIPPC would be paid. Currently, the LIPPC is reassessing the necessity of future assessments as well as the time period over which current assessments will be funded. As a result, the likelihood and timing of potential future assessments cannot be determined at this time.

Hedging Activities

Aflac has limited hedging activities. Our primary exposure to be hedged is our investment in Aflac Japan, which is affected by changes in the yen/dollar exchange rate. In order to mitigate this exposure, we have taken the following courses of action. First, Aflac Japan owns dollar-denominated securities, which serve as an economic currency hedge of a portion of our investment in Aflac Japan. Second, we have designated the Parent Company's yen-denominated liabilities (Samurai notes payable and cross-currency swaps) as a hedge of our investment in Aflac Japan. If the total of these yen-denominated liabilities is equal to or less than our net investment in Aflac Japan, the hedge is deemed to be effective and the related exchange effect is reported in the unrealized foreign currency component of other comprehensive income. Should these yen-denominated liabilities exceed our investment in Aflac Japan, the portion of the hedge that exceeds our investment in Aflac Japan would be deemed ineffective. As required by SFAS No. 133, we would then recognize the foreign exchange effect on the ineffective portion in net earnings (other income). We estimate that if the ineffective portion was $100 million, we would report a foreign exchange gain/loss of approximately $1 million for every one yen weakening/strengthening in the end-of-period yen/dollar exchange rate. At December 31, 2004, and 2003, our hedge was effective with yen-denominated assets exceeding yen-denominated liabilities by ¥76.6 billion and ¥31.3 billion, respectively. The increase in our yen-denominated net asset position is primarily a result of an increased net asset position that we chose not to hedge.

CAPITAL RESOURCES AND LIQUIDITY

Aflac provides the primary sources of liquidity to the Parent Company through dividends and management fees. Aflac declared dividends to the Parent Company in the amount of $643 million in 2004, compared with $408 million in 2003 and $358 million in 2002. During 2004, Aflac Japan paid $24 million to the Parent Company for management fees, compared with $26 million in 2003 and $25 million in 2002. The primary uses of cash by the Parent Company are shareholder dividends and our share repurchase program. The Parent Company's sources and uses of cash are reasonably predictable and are not expected to change materially in the future.

The Parent Company also accesses debt security markets to provide additional sources of capital. Capital is primarily used to fund business expansion, capital expenditures and our share repurchase program. In 2003, we filed a shelf registration statement with Japanese regulatory authorities to issue up to ¥100 billion (approximately $960 million using the December 31, 2004, exchange rate) of Samurai notes in Japan. If issued, these securities will not be available to U.S. persons or entities. In 2002, we issued the final ¥30 billion (approximately $254 million at that date) of a previous Samurai note shelf registration. The securities issued under the earlier shelf registration are not available to U.S. persons or entities. For additional information, see discussion on page 39 under Notes Payable. We believe outside sources for additional debt and equity capital, if needed, will continue to be available.

The principal sources of cash for our insurance operations are premiums and investment income. The primary uses of cash by our insurance operations are policy claims, commissions, operating expenses, income taxes and payments to the Parent Company for management fees and dividends. Both the sources and uses of cash are reasonably predictable.

When making an investment decision, our first consideration is based on product needs. Our investment objectives provide for liquidity through the purchase of investment-grade debt securities. These objectives also take into account duration matching, and because of the long-term nature of our business, we have adequate time to react to changing cash flow needs.

In general, our insurance products provide fixed-benefit amounts that are not subject to medical-cost inflation. Furthermore, our business is widely dispersed in both the United States and Japan. This geographic dispersion and the nature of our benefit structure mitigate the risk of a significant unexpected increase in claims payments due to epidemics and events of a catastrophic nature. Additionally, our insurance policies generally are not interest-sensitive and therefore are not subject to unexpected policyholder redemptions due to investment yield changes. As a result of policyholder aging, claims payments are expected to gradually increase over the life of a policy. Therefore, future policy benefit reserves are accumulated in the early years of a policy and are designed to help fund future claims payments. We expect our future cash flows from premiums and our investment portfolio to be sufficient to meet our cash needs for benefits and expenses.

The table below presents the estimated payments by period of our major contractual obligations as of December 31, 2004. We translated our yen-denominated obligations using the December 31, 2004 exchange rate. Actual future payments as reported in dollars will fluctuate with changes in the yen/dollar exchange rate.

Distribution of Payments by Period

(In millions)	Total Liability*	Total Payments	Less Than One Year	One to Three Years	Four to Five Years	After Five Years
Future policy benefits liability	$ 39,360	$ 202,298	$ 6,195	$ 12,251	$ 12,319	$ 171,533
Unpaid policy claims liability	2,355	2,355	1,800	348	119	88
Long-term debt – principal	1,410	1,410	288	672	450	–
Long-term debt – interest	3	64	19	27	18	–
Policyholder protection fund	254	254	24	64	53	113
Operating lease obligations	–	75	39	23	5	8
Capitalized lease obligations	20	20	8	10	2	–
Total contractual obligations	$ 43,402	$ 206,476	$ 8,373	$ 13,395	$ 12,966	$ 171,742

* Liability amounts are those reported on the consolidated balance sheet as of December 31, 2004.

The distribution of payments for future policy benefits is an estimate of all future benefit payments for policies in force as of December 31, 2004. These projected values contain assumptions for future policy persistency, mortality and morbidity. The distribution of payments for unpaid policy claims includes assumptions as to the timing of policyholders reporting claims for prior periods and the amount of those claims. Actual amounts and timing of both future policy benefits and unpaid policy claims payments may differ significantly from the estimates above. We anticipate that the future policy benefit liability of $39.4 billion at December 31, 2004, along with future net premiums and investment income, will be sufficient to fund future policy benefit payments.

Consolidated Cash Flows

We translate cash flows for Aflac Japan's yen-denominated items into U.S. dollars using weighted-average exchange rates. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported. The following table summarizes consolidated cash flows by activity for the years ended December 31.

Consolidated Cash Flows by Activity

(In millions)	**2004**	2003	2002
Operating activities	**$ 4,486**	$ 3,389	$ 3,038
Investing activities	**(1,418)**	(3,500)	(2,274)
Financing activities	**(313)**	(298)	(320)
Exchange effect on cash and cash equivalents	**6**	82	83
Net change in cash and cash equivalents	**$ 2,761**	$ (327)	$ 527

Operating Activities

In 2004 consolidated cash flow from operations increased 32.4% to $4.5 billion, compared with $3.4 billion in 2003 and $3.0 billion in 2002. Net cash flow from operations other than Japan increased 23.2% in 2004 to $817 million, compared with $663 million in 2003 and $521 million in 2002. Net cash flow from operations for Aflac Japan increased 34.6% in 2004 to $3.7 billion, compared with $2.7 billion in 2003 and $2.5 billion in 2002. The increase in Aflac Japan cash flows in 2004 was primarily attributable to the growth of our business, lower cash surrender values as a result of improved policy persistency, and the stronger yen. The increase in Aflac Japan cash flows in 2003 was primarily attributable to the growth of our business and the stronger yen.

Investing Activities

Operating cash flow is primarily used to purchase debt securities to meet future policy obligations. As a result of our securities lending activities at the end of 2004, consolidated cash flow used by investing activities decreased 59.5% to $1.4 billion in 2004, compared with $3.5 billion in 2003 and $2.3 billion in 2002. Aflac Japan had cash outflows from investing activities of $3.7 billion in 2004, compared with cash outflows of $3.1 billion in 2003 and $1.9 billion in 2002.

Prudent portfolio management dictates that we attempt to match the duration of our assets with the duration of our liabilities. For Aflac Japan, the duration of policy benefits and related expenses to be paid in future years is longer than that of the related invested assets due to the unavailability of acceptable long-duration yen-denominated securities. Currently, when debt securities we own mature, the proceeds may be reinvested at a yield below that required for the accretion of policy benefit liabilities on policies issued in earlier years. However, the long-term nature of our business and our strong cash flows provides us with the ability to minimize the effect of mismatched durations and/or yields identified by various asset adequacy analyses. When market opportunities arise, we dispose of selected debt securities that are available for sale to improve the duration matching of our assets and liabilities and/or improve future investment yields. As a result, dispositions before maturity can vary significantly from year to year. Dispositions before maturity were 5% of the annual average investment portfolio of debt securities available for sale during the year ended December 31, 2004, compared with 7% in 2003 and 5% in 2002.

Financing Activities

Consolidated cash used by financing activities was $313 million in 2004, $298 million in 2003 and $320 million in 2002. Cash provided by investment-type contracts increased to $220 million in 2004, compared with $159 million in 2003 and $74 million in 2002. In 2002, we received net proceeds of $254 million in connection with the issuance of Samurai notes due in 2007 and paid in full our revolving credit agreement ($221 million).

The following table presents a summary of treasury stock activity during the years ended December 31.

(In millions)	**2004**	2003	2002
Treasury stock purchases	**$ 392**	$ 343	$ 346
Shares purchased	**10**	10	12
Stock issued from treasury	**$ 39**	$ 33	$ 35
Shares issued	**3**	3	3

The 2004 dividend of $.38 per share increased 26.7% over 2003. The 2003 dividend of $.30 per share increased 30.4% over 2002. The following table presents the sources of dividends paid to shareholders.

(In millions)	**2004**	2003	2002
Dividends paid in cash	**$ 182**	$ 146	$ 112
Dividends through issuance of treasury shares	**10**	8	7
Total dividends to shareholders	**$ 192**	$ 154	$ 119

Regulatory Restrictions

Aflac is domiciled in Nebraska and is subject to its regulations. The Nebraska insurance department imposes certain limitations and restrictions on payments of dividends, management fees, loans and advances by Aflac to the Parent Company. The Nebraska insurance statutes require prior approval for dividend distributions that exceed the greater of the net gain from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. In addition, the Nebraska insurance department must approve service arrangements and other transactions within the affiliated group. These regulatory limitations are not expected to affect the level of management fees or dividends paid by Aflac to the Parent Company. A life insurance company's statutory capital and surplus is determined according to rules prescribed by the NAIC, as modified by the insurance department in the insurance company's state of domicile. Statutory accounting rules are different from GAAP and are intended to emphasize policyholder protection and company solvency.

The continued long-term growth of our business may require increases in the statutory capital and surplus of our insurance operations. Aflac's insurance operations may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by the Parent Company from funds generated through debt or equity offerings. The NAIC's risk-based capital (RBC) formula is used by insurance regulators to facilitate identification of inadequately capitalized insurance companies. The RBC formula quantifies insurance risk, business risk, asset risk and interest rate risk by weighing the types and mixtures of risks inherent in the insurer's operations. Aflac's RBC ratio remains high and reflects a very strong capital and surplus position. Currently, the NAIC has ongoing regulatory initiatives relating to revisions to the RBC formula as well as numerous initiatives covering insurance products, investments, and other actuarial and accounting matters. We believe that we will continue to maintain a strong RBC ratio and statutory capital and surplus position in future periods.

In addition to restrictions by U.S. insurance regulators, Japan's FSA may not allow transfers of funds from Aflac Japan if the transfers would cause Aflac Japan to lack sufficient financial strength for the protection of policyholders. The FSA maintains its own solvency standard. Aflac Japan's solvency margin ratio significantly exceeds regulatory minimums.

Payments are made from Aflac Japan to the Parent Company for management fees (discussed above) and to Aflac U.S. for allocated expenses and remittances of earnings. In 2004, expenses allocated to Aflac Japan were $26 million and were $22 million in both 2003 and 2002. During 2004, Aflac Japan also remitted profits of $220 million (¥23.9 billion) to Aflac U.S., compared with $385 million (¥45.6 billion) in 2003 and $383 million (¥45.3 billion) in 2002. The decrease in profit repatriation in 2004 was due to the effect of the Parmalat investment loss in the fourth quarter of 2003 and our decision to leave capital in Japan in order to maintain a strong solvency margin. For additional information on regulatory restrictions on dividends, profit transfers and other remittances, see Note 9 of the Notes to the Consolidated Financial Statements.

Rating Agencies

Aflac is rated "AA" by both Standard & Poor's and Fitch Ratings and "Aa2 (Excellent)" by Moody's for financial strength. A.M. Best assigned Aflac an "A+ (Superior)" rating for financial strength and operating performance. Aflac Incorporated's credit rating for senior debt is "A" by Standard & Poor's; "A+" by Fitch Ratings; and "A2" by Moody's.

Other

In January 2005, the board of directors declared the first quarter cash dividend of $.11 per share. The dividend is payable on March 1, 2005, to shareholders of record at the close of business on February 18, 2005. In 2004, the board of directors authorized the purchase of up to 30 million shares of our common stock. As of December 31, 2004, approximately 27 million shares were available for purchase under our share repurchase program.

For information regarding commitments and contingent liabilities, see Note 11 of the Notes to the Consolidated Financial Statements.

Consolidated Statements of Earnings

Aflac Incorporated and Subsidiaries

(In millions, except for share and per-share amounts) Years Ended December 31,	**2004**	2003	2002
Revenues:			
Premiums, principally supplemental health insurance	**$ 11,302**	$ 9,921	$ 8,595
Net investment income	**1,957**	1,787	1,614
Realized investment gains (losses)	**(12)**	(301)	(14)
Other income	**34**	40	62
Total revenues	**13,281**	11,447	10,257
Benefits and expenses:			
Benefits and claims	**8,482**	7,529	6,589
Acquisition and operating expenses:			
Amortization of deferred policy acquisition costs	**519**	464	385
Insurance commissions	**1,252**	1,146	1,037
Insurance expenses	**1,098**	982	842
Interest expense	**23**	22	20
Japanese policyholder protection fund provision	**–**	–	40
Other operating expenses	**100**	79	85
Total acquisition and operating expenses	**2,992**	2,693	2,409
Total benefits and expenses	**11,474**	10,222	8,998
Earnings before income taxes	**1,807**	1,225	1,259
Income tax expense:			
Current	**391**	212	353
Deferred	**245**	218	85
Release of valuation allowance on deferred tax assets	**(128)**	–	–
Total income taxes	**508**	430	438
Net earnings	**$ 1,299**	$ 795	$ 821
Net earnings per share:			
Basic	**$ 2.56**	$ 1.55	$ 1.59
Diluted	**2.52**	1.52	1.55
Common shares used in computing earnings per share (In thousands):			
Basic	**507,333**	513,220	517,541
Diluted	**516,421**	522,138	528,326

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

Aflac Incorporated and Subsidiaries

(In millions, except for share and per-share amounts) December 31,	**2004**	2003
Assets:		
Investments and cash:		
Securities available for sale, at fair value:		
Fixed maturities (amortized cost $26,138 in 2004 and $23,686 in 2003)	**$ 29,166**	$ 26,495
Perpetual debentures (amortized cost $3,952 in 2004 and $3,280 in 2003)	**4,019**	3,349
Equity securities (cost $34 in 2004 and $33 in 2003)	**77**	73
Securities held to maturity, at amortized cost:		
Fixed maturities (fair value $10,522 in 2004 and $9,263 in 2003)	**10,080**	8,752
Perpetual debentures (fair value $4,924 in 2004 and $4,412 in 2003)	**4,759**	4,297
Other investments	**41**	32
Cash and cash equivalents	**3,813**	1,052
Total investments and cash	**51,955**	44,050
Receivables, primarily premiums	**417**	547
Accrued investment income	**495**	456
Deferred policy acquisition costs	**5,595**	5,044
Property and equipment, at cost less accumulated depreciation	**515**	518
Other	**349**	349
Total assets	**$ 59,326**	$ 50,964
Liabilities and shareholders' equity:		
Liabilities:		
Policy liabilities:		
Future policy benefits	**$ 39,360**	$ 35,588
Unpaid policy claims	**2,355**	2,115
Unearned premiums	**593**	516
Other policyholders' funds	**1,248**	1,021
Total policy liabilities	**43,556**	39,240
Notes payable	**1,429**	1,409
Income taxes	**2,583**	2,189
Payables for return of cash collateral on loaned securities	**2,887**	374
Other	**1,298**	1,106
Commitments and contingent liabilities (Notes 10 and 11)		
Total liabilities	**51,753**	44,318
Shareholders' equity:		
Common stock of $.10 par value. In thousands: authorized 1,000,000 shares; issued 652,628 shares in 2004 and 651,554 shares in 2003	**65**	65
Additional paid-in capital	**468**	417
Retained earnings	**6,992**	5,885
Accumulated other comprehensive income:		
Unrealized foreign currency translation gains	**220**	213
Unrealized gains on investment securities	**2,417**	2,316
Minimum pension liability adjustment	**(28)**	(36)
Treasury stock, at average cost	**(2,561)**	(2,214)
Total shareholders' equity	**7,573**	6,646
Total liabilities and shareholders' equity	**$ 59,326**	$ 50,964

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

Aflac Incorporated and Subsidiaries

(In millions, except for per-share amounts) Years Ended December 31,	**2004**	2003	2002
Common stock:			
Balance, beginning and end of year	**$ 65**	$ 65	$ 65
Additional paid-in capital:			
Balance, beginning of year	**417**	371	338
Exercise of stock options, including income tax benefits	**15**	19	11
Gain on treasury stock reissued	**36**	27	22
Balance, end of year	**468**	417	371
Retained earnings:			
Balance, beginning of year	**5,885**	5,244	4,542
Net earnings	**1,299**	795	821
Dividends to shareholders ($.38 per share in 2004, $.30 per share in 2003, and $.23 per share in 2002)	**(192)**	(154)	(119)
Balance, end of year	**6,992**	5,885	5,244
Accumulated other comprehensive income:			
Balance, beginning of year	**2,493**	2,630	2,091
Change in unrealized foreign currency translation gains (losses) during year, net of income taxes	**7**	(9)	9
Change in unrealized gains (losses) on investment securities during year, net of income taxes	**101**	(100)	538
Minimum pension liability adjustment during year, net of income taxes	**8**	(28)	(8)
Balance, end of year	**2,609**	2,493	2,630
Treasury stock:			
Balance, beginning of year	**(2,214)**	(1,916)	(1,611)
Purchases of treasury stock	**(392)**	(343)	(346)
Cost of shares issued	**45**	45	41
Balance, end of year	**(2,561)**	(2,214)	(1,916)
Total shareholders' equity	**$ 7,573**	$ 6,646	$ 6,394

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Aflac Incorporated and Subsidiaries

(In millions) Years Ended December 31,	**2004**	2003	2002
Cash flows from operating activities:			
Net earnings	**$ 1,299**	$ 795	$ 821
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Change in receivables and advance premiums	**159**	(86)	(11)
Increase in deferred policy acquisition costs	**(443)**	(408)	(372)
Increase in policy liabilities	**3,023**	2,641	2,385
Change in income tax liabilities	**347**	83	67
Realized investment losses	**12**	301	14
Japanese policyholder protection fund provision	**–**	–	40
Other, net	**89**	63	94
Net cash provided by operating activities	**4,486**	3,389	3,038
Cash flows from investing activities:			
Proceeds from investments sold or matured:			
Securities available for sale:			
Fixed maturities sold	**1,481**	1,908	1,729
Fixed maturities matured	**820**	1,458	1,188
Perpetual debentures sold	**–**	131	–
Equity securities	**–**	223	69
Securities held to maturity:			
Fixed maturities matured or called	**1**	1	240
Costs of investments acquired:			
Securities available for sale:			
Fixed maturities	**(3,914)**	(5,059)	(3,057)
Perpetual debentures	**(464)**	(288)	–
Equity securities	**(1)**	(3)	(130)
Securities held to maturity:			
Fixed maturities	**(1,468)**	(947)	(2,619)
Perpetual debentures	**(358)**	(170)	(136)
Cash received as collateral on loaned securities, net	**2,512**	(727)	485
Additions to property and equipment, net	**(21)**	(21)	(25)
Other, net	**(6)**	(6)	(18)
Net cash used by investing activities	**(1,418)**	(3,500)	(2,274)
Cash flows from financing activities:			
Proceeds from borrowings	**–**	–	254
Principal payments under debt obligations	**(12)**	(20)	(234)
Change in investment-type contracts, net	**220**	159	74
Dividends paid to shareholders	**(182)**	(146)	(112)
Purchases of treasury stock	**(392)**	(343)	(346)
Treasury stock reissued	**39**	33	35
Other, net	**14**	19	9
Net cash used by financing activities	**(313)**	(298)	(320)
Effect of exchange rate changes on cash and cash equivalents	**6**	82	83
Net change in cash and cash equivalents	**2,761**	(327)	527
Cash and cash equivalents, beginning of year	**1,052**	1,379	852
Cash and cash equivalents, end of year	**$ 3,813**	$ 1,052	$ 1,379
Supplemental disclosures of cash flow information - See Note 12			

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

Aflac Incorporated and Subsidiaries

(In millions) Years Ended December 31,	**2004**	2003	2002
Net earnings	**$ 1,299**	$ 795	$ 821
Other comprehensive income (loss) before income taxes:			
Foreign currency translation adjustments:			
Change in unrealized foreign currency translation gains (losses) during year	**(24)**	(121)	(72)
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) arising during year	**143**	(604)	763
Reclassification adjustment for realized (gains) losses included in net earnings	**13**	301	13
Minimum pension liability adjustment during year	**13**	(40)	(8)
Total other comprehensive income (loss) before income taxes	**145**	(464)	696
Income tax expense (benefit) related to items of other comprehensive income (loss)	**28**	(327)	157
Other comprehensive income (loss) net of income taxes	**117**	(137)	539
Total comprehensive income	**$ 1,416**	$ 658	$ 1,360

See the accompanying Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Aflac Incorporated (the Parent Company) and its subsidiaries (the Company) primarily sell supplemental health and life insurance in the United States and Japan. The Company's insurance operations are conducted through American Family Life Assurance Company of Columbus (Aflac), which operates in the United States (Aflac U.S.) and as a branch in Japan (Aflac Japan). Most of Aflac's policies are individually underwritten and marketed through independent agents. Aflac Japan, which conducts its insurance operations in Japanese yen, accounted for 75% of the Company's total revenues in 2004, 74% in 2003 and 75% in 2002, and 80% of total assets at December 31, 2004, and 84% in 2003.

Basis of Presentation: We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants. The preparation of financial statements in conformity with GAAP requires us to make estimates when recording transactions resulting from business operations based on currently available information. The most significant items on our balance sheet that involve a greater degree of accounting estimates and actuarial determinations subject to changes in the future are the valuation of investments, deferred policy acquisition costs, and liabilities for future policy benefits and unpaid policy claims. These accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, mortality, morbidity, commission and other acquisition expenses, and terminations by policyholders. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates, we believe the amounts provided are adequate.

The consolidated financial statements include the accounts of the Parent Company, its majority owned subsidiaries and those entities required to be consolidated under applicable accounting standards. All material intercompany accounts and transactions have been eliminated.

Translation of Foreign Currencies: The functional currency of Aflac Japan's insurance operations is the Japanese yen. We translate financial statement accounts that are maintained in foreign currencies into U.S. dollars as follows. Assets and liabilities denominated in foreign currencies are translated at end-of-period exchange rates. Realized gains and losses on security transactions are translated at the exchange rate on the trade date of each transaction. Other revenues, expenses and cash flows are translated using weighted-average exchange rates for the year. The resulting currency translation adjustments are reported in accumulated other comprehensive income. We include in earnings the realized currency exchange gains and losses resulting from transactions. Realized currency exchange gains and losses were immaterial during the three-year period ended December 31, 2004.

Aflac Japan maintains an investment portfolio of dollar-denominated securities on behalf of Aflac U.S. The functional currency for these investments is the U.S. dollar. The related investment income and realized/unrealized investment gains and losses are also denominated in U.S. dollars.

We have designated the cross-currency swaps and the yen-denominated notes payable held by the Parent Company as a hedge of our investment in Aflac Japan (see the section in this note titled, "Derivatives"). Outstanding principal and related accrued interest on these items are translated into U.S. dollars at end-of-period exchange rates. Currency translation adjustments are included in accumulated other comprehensive income.

Insurance Revenue and Expense Recognition: The supplemental health and life insurance policies we issue are classified as long-duration contracts. The contract provisions generally cannot be changed or canceled during the contract period; however, we may adjust premiums for supplemental health policies issued in the United States within prescribed guidelines and with the approval of state insurance regulatory authorities.

Insurance premiums for health and life policies are recognized ratably as earned income over the premium payment periods of the policies. When revenues are reported, the related amounts of benefits and expenses are charged against such revenues, so that profits are recognized in proportion to premium revenues during the period the policies are expected to remain in force. This association is accomplished by means of annual additions to the liability for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

The calculation of deferred policy acquisition costs and the liability for future policy benefits requires the use of estimates consistent with sound actuarial valuation techniques. For new policy issues, we review our actuarial assumptions and deferrable acquisition costs each year and revise them when necessary to more closely reflect recent experience and studies of actual acquisition costs. For policies in force, we evaluate deferred policy acquisition costs by major product groupings to determine that they are recoverable from future revenues. Any resulting adjustment is charged against net earnings.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, money market instruments and other debt instruments with a maturity of 90 days or less when purchased.

Investments: Our debt securities include fixed-maturity securities and perpetual debentures, which are classified as either held to maturity or available for sale. Securities classified as held to maturity are securities that we have the ability and intent to hold to maturity or redemption and are carried at amortized cost. All other debt securities and our equity securities are classified as available for sale and are carried at fair value. If the fair value is higher than the amortized cost for debt securities, or the purchase cost for equity securities, the excess is an unrealized gain; and if lower than cost, the difference is an unrealized loss.

The net unrealized gains and losses on securities available for sale, plus the unamortized unrealized gains and losses on debt securities transferred to the held-to-maturity portfolio, less related deferred income taxes, are included in accumulated other comprehensive income.

Amortized cost of debt securities is based on our purchase price adjusted for accrual of discount, or amortization of premium. The amortized cost of debt securities we purchase at a discount will equal the face or par value at maturity. Debt securities that we purchase at a premium will have an amortized cost equal to face or par value at maturity or the call date, if applicable. Interest is reported as income when earned and is adjusted for amortization of any premium or discount.

For the collateralized mortgage obligations (CMOs) held in our fixed-maturity securities portfolio, we recognize income using a constant effective yield, which is based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in CMO securities is adjusted to the amount that would have existed had the new effective yield been applied at the time of acquisition. This adjustment is reflected in net investment income.

We use the specific identification method to determine the gain or loss from securities transactions and report the realized gain or loss in the consolidated statements of earnings.

Our portfolio managers and credit research personnel routinely monitor and evaluate the difference between the cost and fair value of our investments. Additionally, credit analysis and/or credit rating issues related to specific investments may trigger more intensive monitoring to determine if a decline in market value is other than temporary. For investments with a market value below cost, the process includes evaluating the length of time and the extent to which cost exceeds market value, the prospects and financial condition of the issuer, and our evaluation for a potential recovery in market value, among other factors. This process is not exact and requires consideration of risks such as credit risk, which to a certain extent can be controlled, and interest rate risk, which cannot be controlled. Therefore, if an investment's cost exceeds its market value solely due to changes in interest rates, impairment may not be appropriate. If, after monitoring and analyses, management believes that a decline in fair value is other than temporary, we adjust the amortized cost of the security and report a realized loss in the consolidated statements of earnings.

We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the terms of the loans and are not reported as sales. We receive cash or other securities as collateral for such loans. For loans involving unrestricted cash collateral, the collateral is reported as an asset with a corresponding liability for the return of the collateral. For loans collateralized by securities, the collateral is not reported as an asset or liability.

Deferred Policy Acquisition Costs: The costs of acquiring new business are deferred and amortized with interest over the premium payment periods in proportion to the ratio of annual premium income to total anticipated premium income. Anticipated premium income is estimated by using the same mortality and persistency assumptions used in computing liabilities for future policy benefits. In this manner, the related acquisition expenses are matched with revenues. Deferred costs include the excess of current-year commissions over ultimate renewal-year commissions and certain direct and allocated policy issue, underwriting and marketing expenses. All of these costs vary with and are primarily related to the production of new business.

Policy Liabilities: Future policy benefits represent claims that may occur in the future and are computed by a net level premium method using estimated future investment yields, persistency and recognized morbidity and mortality tables modified to reflect our experience, including a provision for adverse deviation. These assumptions are established at the time a policy is issued.

Unpaid policy claims are estimates computed on an undiscounted basis using statistical analyses of historical claims experience adjusted for current trends and changed conditions. The ultimate liability may vary significantly from such estimates. We regularly adjust these estimates as new claims experience emerges and reflect the changes in operating results in the year such adjustments are made.

Income Taxes: Income tax provisions are generally based on pretax earnings reported for financial statement purposes, which differ from those amounts used in preparing our income tax returns. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which we expect the temporary differences to reverse.

Derivatives: We have limited activity with derivative financial instruments. We do not use them for trading purposes, nor do we engage in leveraged derivative transactions. At December 31, 2004, our only outstanding derivative contracts were cross-currency swaps related to our $450 million senior notes (see Notes 4 and 6).

We document all relationships between hedging instruments and hedged items, as well as our risk-management objectives for undertaking various hedge transactions. This process includes linking derivatives that are designated as hedges to specific assets or liabilities on the balance sheet. We also assess, both at inception and on an ongoing basis, whether the derivatives and nonderivatives used in hedging activities are highly effective in offsetting changes in fair values of the hedged items. The assessment of hedge effectiveness determines the noncash accounting treatment of changes in fair value.

We have designated our cross-currency swaps as a hedge of the foreign currency exposure of our investment in Aflac Japan. We include the fair value of the cross-currency swaps in either other assets or other liabilities on the balance sheet. We report the changes in fair value of the foreign currency portion of our cross-currency swaps in other comprehensive income. Changes in the fair value of the interest rate component are reflected in other income in the consolidated statements of earnings.

Policyholder Protection Fund and State Guaranty Association Assessments: In Japan, the government has required the insurance industry to contribute to a policyholder protection fund. We recognize a charge for our estimated share of the industry's obligation once it is determinable. We review the estimated liability for policyholder protection fund contributions on an annual basis and report any adjustments in Aflac Japan's expenses.

In the United States, each state has a guaranty association that supports insolvent insurers operating in those states. To date, our state guaranty association assessments have not been material.

Equity-Based Compensation: We apply the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for our employee stock option plan, which is described more fully in Note 8. All options granted under our stock option plan have an exercise price equal to the market value of the underlying common stock on the date of grant. Therefore, no compensation expense is reflected in net earnings. The following table illustrates the effect on net earnings and earnings per share, assuming we had applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

(In millions, except for per-share amounts)	**2004**	2003	2002
Net earnings as reported	**$ 1,299**	$ 795	$ 821
Deduct compensation expense determined under a fair value method, net of tax	**(33)**	(27)	(36)
Pro forma net earnings	**$ 1,266**	$ 768	$ 785
Earnings per share:			
Basic - as reported	**$ 2.56**	$ 1.55	$ 1.59
Basic - pro forma	**2.49**	1.50	1.52
Diluted - as reported	**$ 2.52**	$ 1.52	$ 1.55
Diluted - pro forma	**2.45**	1.47	1.48

Treasury Stock: Treasury stock is reflected as a reduction of shareholders' equity at cost, which is the market value at the time of purchase. We use the weighted-average purchase cost to determine the cost of treasury stock that is reissued. We include any gains and losses in additional paid-in capital when treasury stock is reissued.

Earnings Per Share: We compute basic earnings per share (EPS) by dividing net earnings by the weighted-average number of shares outstanding for the period. Diluted EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period plus the shares representing the dilutive effect of stock options.

New Accounting Pronouncements: In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment (SFAS 123R). This standard amends SFAS No. 123, Accounting for Stock-Based Compensation, and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123R establishes the accounting for grants of stock options and other transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R requires that companies use a fair value method to value stock options and recognize the related compensation expense in net earnings. The provisions of SFAS 123R are effective for the first reporting period beginning after June 15, 2005, although earlier application is encouraged. In accordance with its early adoption provisions, we will begin accounting for stock options and other share-based payments using the modified-retrospective transition method effective January 1, 2005. We do not expect a material change in our future grant activity.

In March 2004, the FASB's Emerging Issues Task Force (EITF) finalized Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-1). The FASB has delayed the implementation of EITF 03-1 and has begun a new project to address the issues associated with other-than-temporary impairment of debt and equity securities. The outcome of this new project and its impact on how we manage our portfolio cannot be determined at this time.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities (VIEs), an interpretation of ARB (Accounting Research Bulletin) No. 51. In December 2003, the FASB issued a revised version of FIN 46 (FIN 46R), which delayed the effective date of FIN 46 for all VIEs until March 2004. This interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the expected residual gains, or both, as a result of ownership, contractual or other financial interests in the entity. FIN 46R and its various interpretations have not materially impacted our financial position or results of operations.

Recently, the FASB has been very active, issuing a number of accounting pronouncements with various effective dates. These pronouncements, which were not discussed above, do not have a material effect on our financial statements.

Reclassifications: Certain reclassifications have been made to prior-year amounts to conform to current-year reporting classifications. These reclassifications had no impact on net earnings or total shareholders' equity.

2. FOREIGN AND BUSINESS SEGMENT INFORMATION

The Company consists of two reportable insurance business segments: Aflac Japan and Aflac U.S. We sell individual supplemental health and life insurance through Aflac Japan and Aflac U.S.

Operating business segments that are not individually reportable are included in the "Other business segments" category. We do not allocate corporate overhead expenses to business segments. We evaluate and manage our business segments using a financial performance measure called pretax operating earnings. Our definition of operating earnings as presented in this report excludes from net earnings the following items on an after-tax basis: realized investment gains/losses, the impact from SFAS 133, the gain from the release of valuation allowance for deferred tax assets in 2004, the gain from the Japanese pension obligation transfer in 2004, and the charge for the Japanese policyholder protection fund in 2002. We then exclude income taxes related to operations to arrive at pretax operating earnings. Information regarding operations by segment and lines of business for the years ended December 31 follows:

(In millions)	2004	2003	2002
Revenues:			
Aflac Japan:			
Earned premiums:			
Cancer life	**$ 5,223**	$ 4,864	$ 4,492
Other accident and health	**2,220**	1,687	1,201
Life insurance	**925**	775	680
Net investment income	**1,557**	1,421	1,276
Other income	**18**	18	1
Total Aflac Japan	**9,943**	8,765	7,650
Aflac U.S.:			
Earned premiums:			
Accident/disability	**1,261**	1,085	900
Cancer expense	**918**	842	757
Other health	**649**	574	487
Life insurance	**107**	93	77
Net investment income	**396**	362	331
Other income	**9**	9	9
Total Aflac U.S.	**3,340**	2,965	2,561
Other business segments	**33**	43	48
Total business segments	**13,316**	11,773	10,259
Realized investment gains (losses)	**(12)**	(301)	(14)
Japanese pension obligation transfer	**6**	–	–
Corporate*	**24**	39	78
Intercompany eliminations	**(53)**	(64)	(66)
Total revenues	**$ 13,281**	$ 11,447	$ 10,257

* Includes investment income of $5 in 2004 and 2003 and $7 in 2002. Also includes a loss of $15 in 2004 and $3 in 2003 and a gain of $37 in 2002 related to the impact from SFAS 133.

(In millions)	2004	2003	2002
Pretax Earnings:			
Aflac Japan	**$ 1,404**	$ 1,140	$ 938
Aflac U.S.	**502**	451	402
Other business segments	**–**	(1)	1
Total business segments	**1,906**	1,590	1,341
Interest expense, noninsurance operations	**(20)**	(19)	(16)
Corporate and eliminations	**(58)**	(42)	(49)
Pretax operating earnings*	**1,828**	1,529	1,276
Realized investment gains (losses)	**(12)**	(301)	(14)
Impact from SFAS 133	**(15)**	(3)	37
Japanese pension obligation transfer	**6**	–	–
Japanese policyholder protection fund provision	**–**	–	(40)
Total earnings before income taxes	**$ 1,807**	$ 1,225	$ 1,259

* Income taxes applicable to pretax operating earnings were $642 in 2004, $540 in 2003 and $452 in 2002. The effect of foreign currency translation increased after-tax operating earnings by $39 in 2004, compared with $33 in 2003 and a decrease of $10 in 2002.

Assets as of December 31 were as follows:

(In millions)	2004	2003	2002
Assets:			
Aflac Japan	**$ 47,556**	$ 42,654	$ 37,983
Aflac U.S.	**11,393**	7,966	6,672
Other business segments	**85**	57	62
Total business segments	**59,034**	50,677	44,717
Corporate	**9,288**	8,276	7,887
Intercompany eliminations	**(8,996)**	(7,989)	(7,546)
Total assets	**$ 59,326**	$ 50,964	$ 45,058

Net additions to property and equipment, including capitalized lease obligations, were $27 million in 2004, $35 million in 2003 and $33 million in 2002. The costs of buildings and furniture and equipment are depreciated principally on a straight-line basis over their estimated useful lives (maximum of 45 years for buildings and 10 years for furniture and equipment). Expenditures for maintenance and repairs are expensed as incurred; expenditures for betterments are capitalized and depreciated. Depreciation and amortization expenses, which are included in insurance expenses in the consolidated statements of earnings, were as follows:

(In millions)	2004	2003	2002
Depreciation expense	**$ 48**	$ 48	$ 50
Amortization expense	**38**	11	10
Total depreciation and amortization expense*	**$ 86**	$ 59	$ 60

* Aflac Japan accounted for $60 in 2004, $33 in 2003, and $29 in 2002.

The increase in amortization expense in 2004 was primarily attributable to the write-down of previously capitalized systems development costs for Aflac Japan's new administration system ($26 million before taxes).

Advertising expense is reported as incurred in insurance expenses in the consolidated statements of earnings and was as follows for each of the three years ended December 31:

(In millions)	2004	2003	2002
Advertising expense:			
Aflac Japan	**$ 65**	$ 59	$ 48
Aflac U.S.	**69**	61	57
Total advertising expense	**$ 134**	$ 120	$ 105

Receivables consisted primarily of monthly insurance premiums due from individual policyholders or their employers for payroll deduction of premiums. At December 31, 2004, $183 million, or 43.9% of total receivables were related to Aflac Japan's operations, compared with $291 million, or 53.2%, at December 31, 2003.

Yen-Translation Effects: The following table shows the yen/dollar exchange rates used for the three-year period ended December 31, 2004. The exchange effect was calculated using the same yen/dollar exchange rate for the current year as each respective prior year.

	2004	2003	2002
Balance Sheets:			
Yen/dollar exchange rate at December 31	**104.21**	107.13	119.90
Yen percent strengthening (weakening)	**2.8%**	11.9%	10.1%
Exchange effect on total assets (billions)	**$ 1.2**	$ 4.2	$ 3.2
Exchange effect on total liabilities (billions)	**1.2**	4.2	3.1
Statements of Earnings:			
Weighted-average yen/dollar exchange rate	**108.26**	115.95	125.15
Yen percent strengthening (weakening)	**7.1%**	7.9%	(2.9)%
Exchange effect on net earnings (millions)*	**$ 39**	$ 33	$ (10)
Exchange effect on diluted net EPS*	**.08**	.06	(.02)

* Translation effect on Aflac Japan segment and Parent Company yen-denominated interest expense

Aflac Japan owns U.S. dollar-denominated securities, which serve as an economic currency hedge of a portion of our investment in Aflac Japan. We have designated the Parent Company's yen-denominated notes payable and cross-currency swaps as a hedge of our investment in Aflac Japan. The dollar values of our yen-denominated net assets, which are subject to foreign currency translation fluctuations for financial reporting purposes, are summarized as follows at December 31 (translated at end-of-period exchange rates):

(In millions)	2004	2003
Aflac Japan net assets	**$ 5,381**	$ 4,661
Aflac Japan dollar-denominated net assets	**(3,153)**	(2,917)
Aflac Japan yen-denominated net assets	**2,228**	1,744
Parent Company yen-denominated net liabilities	**(1,493)**	(1,453)
Consolidated yen-denominated net assets subject to foreign currency translation fluctuations	**$ 735**	$ 291

Remittances from Aflac Japan: Aflac Japan makes payments to the Parent Company for management fees and to Aflac U.S. for allocated expenses and remittances of earnings. Information on remittances for each of the years ended December 31 is shown below. See Note 9 for information concerning restrictions on remittances from Aflac Japan.

(In millions)	2004	2003	2002
Management fees	**$ 24**	$ 26	$ 25
Allocated expenses	**26**	22	21
Remittances of earnings	**220**	385	383
Total remittances from Aflac Japan	**$ 270**	$ 433	$ 429

Policyholder Protection Fund: In 2002, the Japanese Life Insurance Policyholder Protection Corporation (LIPPC) agreed to increase the life insurance industry's obligation to the Japanese policyholder protection fund. We recognized our estimated share of this additional obligation in 2002 and decreased pretax earnings by $40 million ($26 million after taxes, or $.05 per diluted share). During 2003, the Japanese government and the insurance industry agreed to extend the time over which the industry's contribution to the LIPPC would be paid. The total liability accrued for our obligations to the policyholder protection fund was $254 million (¥26.5 billion) at December 31, 2004, compared with $265 million (¥28.4 billion) a year ago. The obligation is expected to be payable in semi-annual installments through 2013.

3. INVESTMENTS

The amortized cost for debt securities, cost for equity securities and the fair values of these investments at December 31 are shown in the following table.

	2004				2003			
(In millions)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale, carried at fair value:								
Fixed maturities:								
Yen-denominated:								
Government and guaranteed	$ 8,572	$ 1,522	$ 43	$ 10,051	$ 7,126	$ 1,645	$ 6	$ 8,765
Municipalities	3	–	–	3	8	–	–	8
Mortgage-backed securities	43	1	–	44	42	1	–	43
Public utilities	2,427	247	34	2,640	2,428	295	27	2,696
Sovereign and supranational	1,036	104	25	1,115	723	111	1	833
Banks/financial institutions	3,231	312	37	3,506	3,104	291	221	3,174
Other corporate	3,304	199	144	3,359	3,023	174	207	2,990
Total yen-denominated	18,616	2,385	283	20,718	16,454	2,517	462	18,509
Dollar-denominated:								
Government	199	7	1	205	104	7	1	110
Municipalities	75	7	–	82	100	10	1	109
Mortgage-backed securities	259	8	2	265	259	9	3	265
Public utilities	854	122	1	975	798	87	1	884
Sovereign and supranational	292	55	–	347	386	54	–	440
Banks/financial institutions	2,698	319	5	3,012	2,527	267	7	2,787
Other corporate	3,145	424	7	3,562	3,057	352	18	3,391
Total dollar-denominated	7,522	942	16	8,448	7,231	786	31	7,986
Total fixed maturities	26,138	3,327	299	29,166	23,685	3,303	493	26,495
Perpetual debentures:								
Yen-denominated:								
Primarily banks/financial institutions	3,344	181	167	3,358	2,893	166	148	2,911
Dollar-denominated:								
Banks/financial institutions	608	53	–	661	387	51	–	438
Total perpetual debentures	3,952	234	167	4,019	3,280	217	148	3,349
Equity securities	34	43	–	77	33	41	1	73
Total securities available for sale	$30,124	$ 3,604	$ 466	$ 33,262	$26,998	$ 3,561	$ 642	$ 29,917
Securities held to maturity, carried at amortized cost:								
Fixed maturities:								
Yen-denominated:								
Mortgage-backed securities	$ 52	$ –	$ 1	$ 51	$ 52	$ –	$ 1	$ 51
Public utilities	1,186	31	39	1,178	1,065	29	38	1,056
Sovereign and supranational	2,532	159	42	2,649	2,473	150	41	2,582
Banks/financial institutions	3,779	200	81	3,898	2,298	222	37	2,483
Other corporate	2,515	220	4	2,731	2,848	231	4	3,075
Total yen-denominated	10,064	610	167	10,507	8,736	632	121	9,247
Dollar-denominated:								
Government	16	–	1	15	16	–	1	15
Total dollar-denominated	16	–	1	15	16	–	1	15
Total fixed maturities	10,080	610	168	10,522	8,752	632	122	9,262
Perpetual debentures:								
Yen-denominated:								
Banks/financial institutions	4,759	288	123	4,924	4,297	225	110	4,412
Total perpetual debentures	4,759	288	123	4,924	4,297	225	110	4,412
Total securities held to maturity	$14,839	$ 898	$ 291	$ 15,446	$13,049	$ 857	$ 232	$ 13,674

The components of net investment income for the years ended December 31 were as follows:

(In millions)	2004	2003	2002
Fixed-maturity securities	**$ 1,621**	$ 1,486	$ 1,337
Perpetual debentures	**349**	314	289
Equity securities and other	**1**	2	3
Short-term investments and cash equivalents	**7**	6	5
Gross investment income	**1,978**	1,808	1,634
Less investment expenses	**21**	21	20
Net investment income	**$ 1,957**	$ 1,787	$ 1,614

Investment exposures, which individually exceeded 10% of shareholders' equity as of December 31, were as follows:

	2004			2003		
(In millions)	Credit Rating	Amortized Cost	Fair Value	Credit Rating	Amortized Cost	Fair Value
Japan National Government	**AA**	**$ 8,065**	**$ 9,536**	AA	$7,051	$8,691
The Israel Electric Corporation Ltd.	**A/BBB**	**1,006**	**1,027**	A/BBB	932	941
HSBC	**AA/A**	**883**	**1,007**	A	938	1,069
Credit Suisse First Boston	**A**	**846**	**870**	A	826	847
Republic of Tunisia	**BBB**	**796**	**817**	BBB	776	789
Takefuji Corporation	*	*	*	BBB	737	578
HBOS PLC	*	*	*	AA/A	697	716

* Less than 10%

Privately issued securities held by Aflac Japan at amortized cost accounted for $27.0 billion, or 60.1%, and $23.3 billion, or 58.1%, of total debt securities at December 31, 2004 and 2003, respectively. Total privately issued securities, at amortized cost, accounted for $29.1 billion, or 64.7%, of our total debt securities as of December 31, 2004, compared with $25.1 billion, or 62.8%, at December 31, 2003. Of the total privately issued securities, reverse-dual currency debt securities (principal payments in yen, interest payments in dollars) accounted for $7.8 billion, or 26.8%, and $6.5 billion, or 25.7%, at amortized cost as of December 31, 2004 and 2003, respectively.

At December 31, 2004, we owned debt securities that were rated below investment grade in the amount of $807 million at amortized cost ($740 million at fair value), or 1.8% of total debt securities, compared with $1.1 billion at amortized cost ($1.0 billion at fair value), or 2.8% of total debt securities a year ago. Each of the below-investment-grade securities was investment grade at the time of purchase and was subsequently downgraded by credit rating agencies. These securities are held in the available-for-sale portfolio.

As of December 31, 2004, $154 million, at fair value, of Aflac Japan's debt securities had been pledged to Japan's policyholder protection fund. At December 31, 2004, debt securities with a fair value of $10 million were on deposit with regulatory authorities in the United States, Japan and Hong Kong. We retain ownership of all securities on deposit and receive the related investment income.

Information regarding realized and unrealized gains and losses from investments for the years ended December 31 follows:

(In millions)	2004	2003	2002
Realized investment gains (losses) on securities:			
Debt securities:			
Available for sale:			
Gross gains from sales	**$ 36**	$ 72	$ 97
Gross losses from sales	**(54)**	(366)	(47)
Impairment losses	**–**	–	(37)
Net gains from redemptions	**6**	8	–
Total debt securities	**(12)**	(286)	13
Equity securities:			
Gross gains from sales	**1**	19	8
Gross losses from sales	**–**	(33)	(14)
Impairment losses	**(1)**	(1)	(21)
Total equity securities	**–**	(15)	(27)
Total realized investment losses	**$ (12)**	$ (301)	$ (14)
Changes in unrealized gains (losses):			
Debt securities:			
Available for sale	**$ 216**	$ (331)	$ 798
Transferred to held to maturity	**(64)**	(16)	11
Equity securities	**4**	44	(34)
Change in unrealized gains (losses)	**$ 156**	$ (303)	$ 775

During the third quarter of 2004, we received an issuer's offer to redeem certain available-for-sale yen-denominated debt securities held by the Company. We accepted the issuer's offer of $205 million for the debt securities and recorded a pretax loss of $23 million. This investment loss and other investment gains and losses in the normal course of business decreased pretax earnings by $12 million (after-tax $5 million, or $.01 per diluted share).

Realized investment losses in 2003 related primarily to the sale of our investment in Parmalat. Following several credit ratings downgrades of its debt, we sold our holdings in Parmalat and realized a pretax loss of $257 million. We also sold our investment in Levi Strauss in 2003 at a pretax loss of $38 million. These investment losses and other investment transactions in the normal course of business decreased pretax earnings by $301 million (after-tax, $191 million, or $.37 per diluted share).

In 2002, we recognized pretax impairment losses of $58 million. These impairment losses were related to the corporate debt security of a Japanese issuer ($37 million) and various equity securities we believe experienced other than temporary declines in fair value. These impairment losses and other investment transactions in the normal course of business decreased pretax earnings by $14 million (after-tax, $15 million or $.03 per diluted share).

Fair values of debt securities and privately issued equity securities were determined using quotations provided by outside securities pricing sources and/or compiled using data provided by external debt and equity market sources. The data used in estimating fair value include credit spreads of comparably credit-rated securities and market quotations of securities with similar maturity and call structure characteristics. Fair values are then computed using standard industry models that provide pricing data based on a wide variety of inputs as noted above. The fair values provided by outside sources are reviewed internally for reasonableness. If a fair value appears unreasonable, the inputs are re-examined and the value is confirmed or revised. The fair values for publicly traded equity securities were determined using market quotations from the public exchange markets where the security is principally traded.

The fair values and unrealized losses for debt and equity securities in an unrealized loss position as of December 31 are shown in the table below.

The fair value of our investments in debt securities can fluctuate greatly as a result of changes in interest rates and foreign currency exchange rates. We believe that the declines in fair value displayed below primarily resulted from changes in the interest rate and foreign currency environments rather than credit issues. Therefore, we believe that it would be inappropriate to recognize impairment charges for changes in fair value that we believe are temporary.

The net effect on shareholders' equity of unrealized gains and losses from investment securities at December 31 was as follows:

(In millions)	**2004**	2003
Unrealized gains on securities available for sale	**$ 3,138**	$ 2,918
Unamortized unrealized gains on securities transferred to held to maturity	**544**	608
Deferred income taxes	**(1,265)**	(1,210)
Shareholders' equity, unrealized gains on investment securities	**$ 2,417**	$ 2,316

We attempt to match the duration of our assets with the duration of our liabilities. For Aflac Japan, the duration of policy benefits and related expenses to be paid in future years is longer than that of the related investment assets due to the unavailability of acceptable long-duration yen-denominated securities. The average duration of policy benefits and related expenses to be paid in future years was approximately 13 years at December 31, 2004, and 12 years at December 31, 2003.

	2004						2003					
	Total		**Less than 12 months**		**12 months or longer**		Total		Less than 12 months		12 months or longer	
(In millions)	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and guaranteed:												
Dollar-denominated	**$ 86**	**$ 1**	**$ 55**	**$ –**	**$ 31**	**$ 1**	$ 58	$ 2	$ 58	$ 2	$ –	$ –
Yen-denominated	**621**	**43**	**556**	**41**	**65**	**2**	583	6	583	6	–	–
Municipalities:												
Dollar-denominated	**12**	**–**	**–**	**–**	**12**	**–**	11	–	11	–	–	–
Mortgage-backed securities												
Dollar-denominated	**129**	**3**	**111**	**2**	**18**	**1**	53	2	53	2	–	–
Yen-denominated	**36**	**1**	**8**	**–**	**28**	**1**	37	1	37	1	–	–
Public Utilities:												
Dollar-denominated	**19**	**–**	**11**	**–**	**8**	**–**	63	2	63	2	–	–
Yen-denominated	**1,169**	**74**	**542**	**13**	**627**	**61**	810	66	521	30	289	36
Sovereign and supranational:												
Dollar-denominated	**9**	**–**	**9**	**–**	**–**	**–**	5	–	5	–	–	–
Yen-denominated	**912**	**66**	**595**	**28**	**317**	**38**	635	42	635	42	–	–
Banks/financial institutions:												
Dollar-denominated	**132**	**4**	**63**	**1**	**69**	**3**	197	7	197	7	–	–
Yen-denominated	**2,511**	**118**	**1,488**	**58**	**1,023**	**60**	1,336	257	1,336	257	–	–
Other corporate:												
Dollar-denominated	**180**	**7**	**96**	**3**	**84**	**4**	536	20	480	19	56	1
Yen-denominated	**1,762**	**148**	**362**	**3**	**1,400**	**145**	1,680	210	1,436	157	244	53
Perpetual debentures:												
Yen-denominated	**3,262**	**292**	**837**	**85**	**2,425**	**207**	3,189	258	2,701	182	488	76
Total debt securities	**10,840**	**757**	**4,733**	**234**	**6,107**	**523**	9,193	873	8,116	707	1,077	166
Equity securities	**4**	**–**	**1**	**–**	**3**	**–**	4	–	1	–	3	–
Total temporarily impaired securities	**$ 10,844**	**$ 757**	**$ 4,734**	**$ 234**	**$ 6,110**	**$ 523**	$ 9,197	$ 873	$ 8,117	$ 707	$ 1,080	$ 166

The average duration of the yen-denominated debt securities was approximately 12 years at December 31, 2004, and 11 years at December 31, 2003. The average duration of premiums to be received in the future was approximately 10 years on policies in force at December 31, 2004, and nine years at December 31, 2003.

Currently, when our debt securities mature, the proceeds may be reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. Also, our strategy of developing and marketing riders to our older policies has helped offset the negative investment spread. In spite of the negative investment spreads, overall profit margins in Aflac Japan's aggregate block of business are adequate because of profits that continue to emerge from changes in mix of business and favorable mortality, morbidity, and expenses.

The contractual maturities of our investments in fixed maturities at December 31, 2004, were as follows:

	Aflac Japan		Aflac U.S.	
(In millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:				
Due in one year or less	$ 292	$ 295	$ 36	$ 36
Due after one year through five years	2,333	2,762	197	222
Due after five years through 10 years	5,232	6,503	397	458
Due after 10 years	13,060	13,762	4,289	4,819
U.S. mortgage-backed securities	155	163	147	146
Total fixed maturities available for sale	$ 21,072	$ 23,485	$ 5,066	$ 5,681
Held to maturity:				
Due after one year through five years	$ 52	$ 55	$ –	$ –
Due after five years through 10 years	1,672	1,851	–	–
Due after 10 years	8,288	8,550	16	15
U.S. mortgage-backed securities	52	51	–	–
Total fixed maturities held to maturity	$ 10,064	$ 10,507	$ 16	$ 15

Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

In recent years we have purchased subordinated perpetual debenture securities. These securities are subordinated to other debt obligations of the issuer, but rank higher than equity securities. Although these securities have no contractual maturity, the interest coupons that were fixed at issuance subsequently increase to a market interest rate plus 150 to 300 basis points and change to a variable-interest-rate basis, generally by the 25th year after issuance, thereby creating an economic maturity date. The economic maturities of our investments in perpetual debentures at December 31, 2004, were as follows:

	Aflac Japan		Aflac U.S.	
(In millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:				
Due in one year or less	$ 29	$ 29	$ –	$ –
Due after one year through five years	441	506	71	81
Due after five years through 10 years	49	110	–	–
Due after 10 years through 15 years	576	582	–	–
Due after 15 years	2,449	2,353	337	358
Total perpetual debentures available for sale	$ 3,544	$ 3,580	$ 408	$ 439
Held to maturity:				
Due after one year through five years	$ 420	$ 444	$ –	$ –
Due after five years through 10 years	1,048	1,153	–	–
Due after 10 years through 15 years	1,354	1,431	–	–
Due after 15 years	1,937	1,896	–	–
Total perpetual debentures held to maturity	$ 4,759	$ 4,924	$ –	$ –

As part of our investment activities, we own investments in qualified special purpose entities (QSPEs). At December 31, 2004, available-for-sale QSPEs totaled $1.4 billion at fair value ($1.4 billion at amortized cost), compared with $1.0 billion at fair value ($1.0 billion at amortized cost) at December 31, 2003. The underlying collateral assets of the QSPEs are yen-denominated securities, dollar-denominated securities or dollar-denominated securities that have been effectively transformed into yen-denominated assets through the use of currency and interest rate swaps. Each QSPE has a default trigger whereby default on any of the underlying notes would force dissolution of the QSPE, distribution of the underlying securities, and termination of the related swaps. We have no equity interests in any of the QSPEs, nor do we have control over these entities. Therefore, our loss exposure is limited to the cost of our investment.

We also own yen-denominated investments in VIEs totaling $1.9 billion at fair value, ($2.1 billion at amortized cost) at December 31, 2004. We have concluded that we are the primary beneficiary of VIEs totaling $1.7 billion at fair value ($1.8 billion at amortized cost) and we have consolidated our interests in these VIEs in accordance with Financial Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities. The activities of these VIEs are limited to holding debt securities and utilizing the proceeds from the debt securities to service our investments therein. The terms of the debt securities mirror the terms of the notes held by Aflac. The consolidation of these investments does not impact our financial position or results of operations. We also have interests in VIEs that we are not required to consolidate totaling $242 million at fair value ($249 million at amortized cost) as of December 31, 2004. The notes representing our interests in these VIEs are reported as fixed-maturity securities on the balance sheet. The loss on any of our VIE investments would be limited to its cost.

We lend fixed-maturity securities to financial institutions in short-term security lending transactions. Our security lending policy requires that the fair value of the securities received as collateral and cash received as collateral be 102% or more of the fair value of the loaned securities. These short-term security lending arrangements increase investment income with minimal risk. At December 31, 2004 and 2003, we had security loans outstanding with a fair value of $2.9 billion and $365 million, respectively, and we held cash in the amount of $2.9 billion and $374 million, respectively, as collateral for the loaned securities.

During 2004, we reclassified the debt security of a Japanese issuer from held to maturity to available for sale as a result of the issuer's credit rating downgrade. At the time of transfer, the debt security had an amortized cost of $118 million. Included in accumulated other comprehensive income immediately prior to the transfer was an unamortized gain of $24 million related to this security. This gain represented the remaining unamortized portion of a $32 million gain established in 2001, when we reclassified this investment from available for sale to held to maturity.

During 2003, we also reclassified our investments in two issuers from held to maturity to available for sale as a result of the issuers' credit rating downgrades. These debt securities had an amortized cost of $366 million as of March 31, 2003, the date of transfer. Included in accumulated other comprehensive income immediately prior to the transfer was an unamortized gain of $4 million related to one of these securities. This gain represented the remaining unamortized portion of a $5 million gain established in 1998, when we reclassified this investment from available for sale to held to maturity.

4. FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of the Company's financial instruments as of December 31 were as follows:

	2004		2003	
(In millions)	**Carrying Amount**	**Fair Value**	Carrying Amount	Fair Value
Assets:				
Fixed-maturity securities	**$ 39,246**	**$ 39,688**	$ 35,247	$ 35,758
Perpetual debentures	**8,778**	**8,943**	7,646	7,761
Equity securities	**77**	**77**	73	73
Liabilities:				
Notes payable (excl. capitalized leases)	**1,409**	**1,461**	1,382	1,451
Cross-currency swaps	**66**	**66**	29	29
Obligation to Japanese policyholder protection fund	**254**	**254**	265	265

The methods of determining the fair values of our investments in debt and equity securities are described in Note 3. The fair values for notes payable with fixed interest rates were obtained from an independent financial information service. The fair values for our cross-currency swaps are the expected amounts that we would receive or pay to terminate the swaps, taking into account current interest rates, foreign currency rates and the current creditworthiness of the swap counterparties. The fair value of the Japanese policyholder protection fund is our estimated share of the industry's obligation calculated on a pro rata basis by projecting our percentage of the industry's premiums and reserves and applying that percentage to the total industry obligation payable in future years.

The carrying amounts for cash and cash equivalents, receivables, accrued investment income, accounts payable, cash collateral and payables for security transactions approximated their fair values due to the short-term nature of these instruments. Consequently, such instruments are not included in the table presented above. The preceding table also excludes liabilities for future policy benefits and unpaid policy claims as these liabilities are not financial instruments as defined by GAAP.

As of December 31, 2004, we had outstanding cross-currency swap agreements related to the $450 million senior notes (see Note 6). We have designated the foreign currency component of these cross-currency swaps as a hedge of the foreign currency exposure of our investment in Aflac Japan. The notional amounts and terms of the swaps match the principal amount and terms of the senior notes.

Our risk management objectives related to our cross-currency swaps are to minimize the exposure of our shareholders' equity to foreign currency translation fluctuations and to also reduce our interest expense by converting the dollar-denominated principal and interest on our senior notes into yen-denominated obligations. By entering into these cross-currency swaps, we have effectively converted the dollar-denominated principal and interest into yen-denominated obligations, thereby reducing our interest expense from 6.5% in dollars to 1.67% in yen. See Note 1 for information on the accounting policy for cross-currency swaps.

The components of the fair value of the cross-currency swaps were reflected as an asset or (liability) in the balance sheet as of December 31 as follows:

(In millions)	**2004**	2003
Interest rate component	**$ 21**	$ 36
Foreign currency component	**(91)**	(69)
Accrued interest component	**4**	4
Total fair value of cross-currency swaps	**$ (66)**	$ (29)

The following is a reconciliation of the foreign currency component of the cross-currency swaps as included in accumulated other comprehensive income.

(In millions)	**2004**	2003	2002
Balance, beginning of year	**$ (69)**	$ (18)	$ 27
Increase (decrease) in fair value of cross-currency swaps	**(37)**	(54)	(8)
Interest rate component not qualifying for hedge accounting reclassified to net earnings	**15**	3	(37)
Balance, end of year	**$ (91)**	$ (69)	$ (18)

We are exposed to credit risk in the event of nonperformance by counterparties to these contracts. The counterparties to our swap agreements are U.S. and Japanese financial institutions with the following credit ratings as of December 31:

(In millions)	**2004**		2003	
Counterparty Credit Rating	**Fair Value of Swaps**	**Notional Amount of Swaps**	Fair Value of Swaps	Notional Amount of Swaps
AA	**$ (56)**	**$ 375**	$ (25)	$ 375
A	**(10)**	**75**	(4)	75
Total	**$ (66)**	**$ 450**	$ (29)	$ 450

We have also designated our yen-denominated notes payable (see Note 6) as hedges of the foreign currency exposure of our investment in Aflac Japan.

5. POLICY LIABILITIES

Our policy liabilities primarily include future policy benefits and unpaid policy claims, which accounted for 90% and 5% of total policy liabilities at December 31, 2004, respectively. We regularly review the adequacy of our policy liabilities in total and by component. The liability for future policy benefits as of December 31 consisted of the following:

		Liability Amounts		Interest Rates	
(In millions)	Policy Issue Year	**2004**	2003	Year of Issue	In 20 Years
Health insurance:					
Japan:	1999 - 2004	**$ 3,154**	$ 2,046	3.0%	3.0%
	1997 - 1999	**2,475**	2,249	3.5	3.5
	1995 - 1996	**264**	240	4.0	4.0
	1994 - 1996	**3,613**	3,318	4.5	4.5
	1987 - 1994	**17,065**	16,041	5.25 - 5.5	5.25 - 5.5
	1978 - 1986	**4,515**	4,352	6.5 - 6.75	5.5
	1974 - 1979	**993**	974	7.0	5.0
U.S.:	1998 - 2004	**773**	587	7.0	7.0
	1988 - 2004	**957**	924	8.0	6.0
	1986 - 2004	**1,257**	1,099	6.0	6.0
	1985 - 1986	**26**	26	6.5	6.5
	1981 - 1986	**229**	235	7.0	5.5
	Other	**36**	39		
Life insurance:					
Japan:	2001 - 2004	**40**	21	1.85	1.85
	1999 - 2004	**740**	496	3.0	3.0
	1997 - 1999	**572**	511	3.5	3.5
	1994 - 1996	**916**	838	4.0	4.0
	1985 - 1993	**1,659**	1,526	5.25 - 5.65	5.25 - 5.65
U.S.:	1956 - 2004	**76**	66	4.0 - 6.0	4.0 - 6.0
Total		**$ 39,360**	$ 35,588		

The weighted-average interest rates reflected in the consolidated statements of earnings for future policy benefits for Japanese policies were 4.9% in 2004, 4.9% in 2003, and 5.0% in 2002; and for U.S. policies, 6.4% in 2004, 2003 and 2002.

Changes in the liability for unpaid policy claims were as follows for the years ended December 31:

(In millions)	**2004**	2003	2002
Unpaid supplemental health claims, beginning of year	**$ 2,008**	$ 1,678	$ 1,540
Add claims incurred during the year related to:			
Current year	**4,886**	4,237	3,642
Prior years	**(375)**	(275)	(354)
Total incurred	**4,511**	3,962	3,288
Less claims paid during the year on claims incurred during:			
Current year	**3,270**	2,799	2,402
Prior years	**1,067**	982	866
Total paid	**4,337**	3,781	3,268
Effect of foreign exchange rate changes on unpaid claims	**48**	149	118
Unpaid supplemental health claims, end of year	**2,230**	2,008	1,678
Unpaid life claims, end of year	**125**	107	75
Total liability for unpaid policy claims	**$ 2,355**	$ 2,115	$ 1,753

6. NOTES PAYABLE

A summary of notes payable as of December 31 follows:

(In millions)	**2004**	2003
6.50% senior notes due April 2009 (principal amount $450)	**$ 449**	$ 449
Yen-denominated Samurai notes:		
1.55% notes due October 2005 (principal amount ¥30 billion)	**288**	280
.87% notes due June 2006 (principal amount ¥40 billion)	**384**	373
.96% notes due June 2007 (principal amount ¥30 billion)	**288**	280
Capitalized lease obligations payable through 2009	**20**	27
Total notes payable	**$ 1,429**	$ 1,409

The Parent Company has three issues of yen-denominated Samurai notes totaling ¥100 billion outstanding in Japan. All three issues are redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a make-whole premium. These securities are not available to U.S. residents or entities.

For our yen-denominated loans, the principal amount as stated in dollar terms will fluctuate from period to period due to changes in the yen/dollar exchange rate. We have designated these yen-denominated notes payable as a hedge of the foreign currency exposure of our investment in Aflac Japan.

In 1999, we issued $450 million of 6.50% senior notes due April 2009. The notes are redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a make-whole premium. We have entered into cross-currency swaps related to these notes (see Note 4).

In 2003, the Parent Company filed a shelf Registration Statement with Japanese regulatory authorities to issue up to an additional ¥100 billion of yen-denominated Samurai notes in Japan. If issued, these securities will not be available to U.S. persons or entities.

The aggregate contractual maturities of notes payable during each of the years after December 31, 2004, are as follows:

(In millions)	Long-term Debt	Capitalized Lease Obligations	Total Notes Payable
2005	$ 288	$ 8	$ 296
2006	384	6	390
2007	288	4	292
2008	–	2	2
2009	450	–	450
Total	$ 1,410	$ 20	$ 1,430

We were in compliance with all of the covenants of our notes payable at December 31, 2004. No events of default or defaults occurred during 2004 and 2003.

7. INCOME TAXES

The components of income tax expense (benefit) applicable to pretax earnings for the years ended December 31 were as follows:

(In millions)	Japan	U.S.	Total
2004:			
Current	**$ 357**	**$ 34**	**$ 391**
Deferred	**148**	**97**	**245**
Release of valuation allowance on deferred tax assets	**–**	**(128)**	**(128)**
Total income tax expense	**$ 505**	**$ 3**	**$ 508**
2003:			
Current	$ 184	$ 28	$ 212
Deferred	118	100	218
Total income tax expense	$ 302	$ 128	$ 430
2002:			
Current	$ 327	$ 26	$ 353
Deferred	(4)	89	85
Total income tax expense	$ 323	$ 115	$ 438

Income tax expense in the accompanying statements of earnings varies from the amount computed by applying the expected U.S. tax rate of 35% to pretax earnings. The principal reasons for the differences and the related tax effects for the years ended December 31 were as follows:

(In millions)	2004	2003	2002
Income taxes based on U.S. statutory rates	**$ 632**	$ 429	$ 441
Utilization of foreign tax credit carryforwards	**(18)**	(18)	(21)
Release of valuation allowance on deferred tax assets	**(128)**	–	–
Nondeductible expenses	**6**	5	12
Other, net	**16**	14	6
Income tax expense	**$ 508**	$ 430	$ 438

Total income tax expense for the years ended December 31, was allocated as follows:

(In millions)	2004	2003	2002
Statements of earnings	**$ 508**	$ 430	$ 438
Other comprehensive income:			
Changes in unrealized foreign currency translation gains/losses	**(32)**	(112)	(81)
Minimum pension liability adjustment	**5**	(12)	–
Unrealized gains on investment securities:			
Unrealized holding gains (losses) arising during the year	**61**	(313)	239
Reclassification adjustment for realized (gains) losses included in net earnings	**(6)**	110	(1)
Total income tax expense (benefit) allocated to other comprehensive income	**28**	(327)	157
Additional paid-in capital (exercise of stock options)	**(1)**	(1)	(1)
Total income taxes	**$ 535**	$ 102	$ 594

Changes in unrealized foreign currency translation gains/losses included a deferred income tax benefit of $31 million in 2004, $111 million in 2003 and $80 million in 2002.

The income tax effects of the temporary differences that gave rise to deferred income tax assets and liabilities as of December 31 were as follows:

(In millions)	2004	2003
Deferred income tax liabilities:		
Deferred policy acquisition costs	**$ 1,654**	$ 1,382
Unrealized gains on investment securities	**1,284**	1,117
Other basis differences in investment securities	**87**	70
Premiums receivable	**111**	110
Policy benefit reserves	**11**	–
Other	**3**	32
Total deferred income tax liabilities	**3,150**	2,711
Deferred income tax assets:		
Policy benefit reserves	**–**	64
Policyholder protection fund obligation	**73**	83
Unfunded retirement benefits	**42**	37
Other accrued expenses	**61**	63
Tax credit carryforwards	**183**	128
Policy and contract claims	**81**	71
Difference in tax basis of investment in Aflac Japan	**33**	9
Unrealized exchange loss on yen-denominated notes payable	**91**	67
Capital loss carryforwards	**114**	106
Other	**319**	331
Total gross deferred income tax assets	**997**	959
Less valuation allowance	**121**	234
Total deferred income tax assets	**876**	725
Net deferred income tax liability	**2,274**	1,986
Current income tax liability	**309**	203
Total income tax liability	**$ 2,583**	$ 2,189

A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized. We have established valuation allowances primarily for alternative minimum tax credit and noninsurance loss carryforwards that exceed projected future offsets. Under U.S. income tax rules, only 35% of noninsurance losses can be offset against life insurance taxable income each year. The passage of The American Jobs Creation Act of 2004 eliminated the 90% limitation on the utilization of foreign tax credits. As a result of this tax law change, we recognized a benefit of $128 million ($.25 per diluted share) for the release of the valuation allowance associated with certain deferred tax assets. During 2004, the valuation allowance for deferred tax assets decreased by $113 million primarily due to changes in carryforwards of alternative minimum tax credits as noted above. The valuation allowance for deferred tax assets increased $38 million in 2003 due to changes in carryforwards of alternative minimum tax credits and noninsurance losses. For current U.S. income tax purposes, alternative minimum tax credit carryforwards of $162 million and foreign tax credit carryforwards of $21 million were available at December 31, 2004.

8. SHAREHOLDERS' EQUITY

The following table is a reconciliation of the number of shares of the Company's common stock for the years ended December 31.

(In thousands of shares)	**2004**	2003	2002
Common stock - issued:			
Balance, beginning of year	**651,554**	648,618	646,559
Exercise of stock options	**1,074**	2,936	2,059
Balance, end of year	**652,628**	651,554	648,618
Treasury stock:			
Balance, beginning of year	**141,662**	134,179	124,944
Purchases of treasury stock:			
Open market	**10,061**	10,188	12,094
Other	**44**	215	195
Shares issued to AFL Stock Plan	**(1,585)**	(1,766)	(1,776)
Exercise of stock options	**(1,162)**	(1,154)	(1,278)
Balance, end of year	**149,020**	141,662	134,179
Shares outstanding, end of year	**503,608**	509,892	514,439

Share Repurchase Program: In 2004, the board of directors authorized the purchase of up to 30 million shares of our common stock. As of December 31, 2004, approximately 27 million shares were available for purchase under our share repurchase program.

Long-Term Incentive Plans: The Company has two long-term incentive compensation plans. The first is a stock option plan which allows grants for both incentive stock options (ISOs) and non-qualifying stock options (NQSOs) to employees and NQSOs to non-employee directors. The options have a term of 10 years. The exercise price is equal to the fair market value at the date of grant. Generally our options vest after three years. At December 31, 2004, 4 million shares were available for future grants under this plan.

The second long-term incentive compensation plan, which was approved by shareholders in 2004, allows awards to Company employees for ISOs, NQSOs, restricted stock, restricted stock units, and stock appreciation rights. Non-employee directors are eligible for grants of NQSOs, stock appreciation rights, and restricted stock. These awards may be granted with varying vesting periods. Awards to employees may also be subject to performance conditions. Awards granted under this plan during 2004 were not material. At December 31, 2004, approximately 25 million shares were available for future grants under this plan.

We currently use the intrinsic value method to value stock options in accordance with APB No. 25. Under this method, we do not recognize compensation cost for stock options because the exercise price is equal to the fair market value at the date of grant. See Note 1 for additional information on the accounting for stock options.

The following table summarizes stock option activity.

(In thousands of shares)	Option Shares	Weighted-Average Exercise Price Per Share
Outstanding at December 31, 2001	25,257	$ 15.44
Granted in 2002	2,056	27.82
Canceled in 2002	(77)	26.33
Exercised in 2002	(3,476)	7.53
Outstanding at December 31, 2002	23,760	17.64
Granted in 2003	2,324	31.70
Canceled in 2003	(74)	29.14
Exercised in 2003	(4,374)	8.96
Outstanding at December 31, 2003	**21,636**	**20.87**
Granted in 2004	**2,793**	**39.80**
Canceled in 2004	**(58)**	**31.25**
Exercised in 2004	**(2,284)**	**14.84**
Outstanding at December 31, 2004	**22,087**	**$ 23.86**

(In thousands of shares)	**2004**	2003	2002
Shares exercisable, end of year	**15,833**	15,325	15,072

The following table summarizes information about stock options outstanding at December 31, 2004.

(In thousands of shares)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Wgtd.-Avg. Remaining Contractual Life (Yrs.)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 6.83 – $ 8.48	1,984	1.2	$ 7.96	1,984	$ 7.96
10.73 – 13.31	1,638	2.5	12.94	1,638	12.94
13.66 – 15.05	2,683	3.4	14.84	2,683	14.84
15.22 – 22.73	2,034	4.9	21.85	2,034	21.85
22.84 – 23.23	3,494	5.4	23.22	3,494	23.22
23.41 – 28.70	2,672	6.2	24.82	1,774	24.87
28.89 – 31.47	3,603	7.2	30.36	1,565	29.47
31.48 – 41.43	3,979	9.1	37.44	661	39.83
$ 6.83 – $ 41.43	22,087	5.6	$ 23.86	15,833	$ 20.14

For the pro forma information presented in Note 1, the fair value of each option granted was estimated on the date of grant using the Black-Scholes-Merton multiple option approach. The weighted-average fair value of options at their grant date was $10.66 for 2004, compared with $10.28 for 2003 and $11.96 for 2002.

The following table presents the assumptions that were used for options granted during the years ended December 31.

	2004	2003	2002
Expected life from vesting date (years)	**3.0 - 4.9**	2.9 - 3.7	4.3 - 5.5
Dividend yield	**.9%**	.8%	.8%
Expected volatility	**26.7%**	26.1%	31.9%
Risk-free interest rate	**4.0%**	4.5%	5.0%

For the year ended December 31, 2004, there were approximately 1,134,500 weighted-average shares, compared with 304,400 in 2003 and 987,900 in 2002, for outstanding stock options that were not included in the calculation of weighted-average shares used in the computation of diluted earnings per share because the exercise price for these options was greater than the average market price during these periods.

Voting Rights: In accordance with the Parent Company's articles of incorporation, shares of common stock are generally entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of 48 months, at which time they become entitled to 10 votes per share.

9. STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

Our insurance subsidiary is required to report its results of operations and financial position to state insurance regulatory authorities on the basis of statutory accounting practices prescribed or permitted by such authorities. Our branch in Japan, Aflac Japan, must report its results of operations and financial position to the Japanese Financial Services Agency (FSA) on a Japanese statutory accounting basis as prescribed by the FSA.

As determined on a U.S. statutory accounting basis, Aflac's net income was $1.2 billion in 2004, $742 million in 2003 and $506 million in 2002. Capital and surplus was $2.8 billion and $2.4 billion at December 31, 2004 and 2003, respectively.

Net assets of the insurance subsidiaries aggregated $8.8 billion at December 31, 2004, on a GAAP basis, compared with $7.9 billion a year ago. Aflac Japan accounted for $5.4 billion, or 61.0%, of these net assets, compared with $4.6 billion, or 58.7% at December 31, 2003.

Reconciliations of Aflac's net assets on a GAAP basis to capital and surplus determined on a U.S. statutory accounting basis as of December 31 were as follows:

(In millions)	2004	2003
Net assets on GAAP basis	**$ 8,774**	$ 7,899
Adjustment of carrying values of investments	**(3,634)**	(3,482)
Elimination of deferred policy acquisition costs	**(5,517)**	(4,978)
Adjustment to policy liabilities	**1,172**	1,049
Adjustment to deferred income taxes	**2,514**	2,247
Other, net	**(514)**	(382)
Capital and surplus on U.S. statutory accounting basis	**$ 2,795**	$ 2,353

Capital and surplus (unaudited) of Aflac Japan, based on Japanese statutory accounting practices, aggregated $2.9 billion and $2.6 billion at December 31, 2004 and 2003, respectively. Japanese statutory accounting practices differ in many respects from U.S. GAAP. Under Japanese statutory accounting practices, premium income is recognized on a cash basis, policy acquisition costs are charged off immediately, policy benefit and claim reserving methods and assumptions are different, policyholder protection fund obligations are not accrued, and deferred income tax liabilities are recognized on a different basis.

The Parent Company depends on its subsidiaries for cash flow, primarily in the form of dividends and management fees. Consolidated retained earnings in the accompanying financial statements largely represent the undistributed earnings of our insurance subsidiary. Amounts available for dividends, management fees and other payments to the Parent Company by its insurance subsidiary may fluctuate due to different accounting methods required by regulatory authorities. These payments are also subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. Our insurance subsidiary must maintain adequate risk-based capital for U.S. regulatory authorities and our Japan branch must maintain adequate solvency margins for Japanese regulatory authorities. Additionally, the maximum amount of dividends that can be paid to shareholders by insurance companies domiciled in the state of Nebraska without prior approval of the director of insurance is the greater of the net gain from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. Dividends declared by Aflac during 2005 in excess of $1.1 billion would require such approval. Dividends declared by Aflac during 2004 were $643 million.

A portion of Aflac Japan earnings, as determined on a Japanese statutory accounting basis, can be remitted each year to Aflac U.S. after complying with solvency margin provisions and satisfying various conditions imposed by Japanese regulatory authorities for protecting policyholders. Profit remittances to the United States can fluctuate due to changes in the amounts of Japanese regulatory earnings. Among other items, factors affecting regulatory earnings include Japanese regulatory accounting practices and fluctuations in currency translation of Aflac Japan's dollar-denominated investments into yen. Aflac Japan remitted profits of $220 million, or ¥23.9 billion, to Aflac U.S. during 2004, compared with $385 million, or ¥45.6 billion in 2003, and $383 million, or ¥45.3 billion in 2002. The 2004 profit repatriation was lower due to the effect of the Parmalat loss in the fourth quarter of 2003 and our decision to leave capital in Japan in order to maintain a strong solvency margin.

10. BENEFIT PLANS

Our basic employee defined-benefit pension plans cover substantially all of our full-time employees. At December 31, 2004, other liabilities included a liability for both plans in the amount of $60 million, compared with $65 million a year ago. The under-funded status of the plans was primarily attributable to steadily increasing pension benefit obligations combined with depressed fair values for the assets of both plans as a result of general market conditions for investment securities during 2004 and 2003.

The measurement date for performing the valuation of our U.S. plan is September 30. The measurement date for the Japanese plan is December 31. Reconciliations of the funded status of the basic employee defined-benefit pension plans with amounts recognized in the consolidated balance sheets as of December 31 were as follows:

	2004		2003	
(In millions)	**Japan**	**U.S.**	Japan	U.S.
Projected benefit obligation:				
Benefit obligation, beginning of year	**$ 97**	**$ 111**	$ 91	$ 89
Service cost	**5**	**5**	9	5
Interest cost	**2**	**7**	3	6
Actuarial loss (gain)	**5**	**10**	31	13
Benefits paid	**(2)**	**(2)**	(2)	(2)
Effect of foreign exchange rate changes	**5**	**-**	13	-
Benefit obligation transferred to government plan	**-**	**-**	(48)	-
Benefit obligation, end of year	**112**	**131**	97	111
Plan assets:				
Fair value of plan assets, beginning of year	**31**	**52**	46	46
Actual return on plan assets	**2**	**3**	1	4
Employer contribution	**6**	**17**	6	4
Benefits paid	**(2)**	**(2)**	(1)	(2)
Effect of foreign exchange rate changes	**2**	**-**	6	-
Assets transferred to government plan	**-**	**-**	(27)	-
Fair value of plan assets, end of year	**39**	**70**	31	52
Funded status	**(73)**	**(61)**	(66)	(59)
Unrecognized net actuarial loss (gain)	**50**	**54**	56	43
Unrecognized transition obligation (asset)	**3**	**-**	3	-
Unrecognized prior service cost	**1**	**1**	1	2
Adjustment for minimum pension liability	**(12)**	**(23)**	(27)	(17)
Liability for accrued benefit cost	**$ (31)**	**$ (29)**	$ (33)	$ (31)
Accumulated benefit obligation	**$ 73**	**$ 99**	$ 65	$ 83

The composition of plan assets as of December 31 was as follows:

	2004		2003	
	Japan	**U.S.**	Japan	U.S.
Equity securities	**38%**	**47%**	35%	59%
Fixed-income securities	**62**	**24**	65	28
Cash and cash equivalents	**-**	**29**	-	13
Total	**100%**	**100%**	100%	100%

Equity securities held by our U.S. plan included $2 million (3% of plan assets) of Aflac Incorporated common stock at December 31, 2004, compared with $2 million (4% of plan assets) at December 31, 2003. Target asset allocations for U.S. plan assets are 55% to 60% equity securities, 35% to 40% fixed-income securities and 5% to 10% cash and cash equivalents. Target asset allocations for Japanese plan assets are 34% equity securities and 66% fixed-income securities. As discussed below, the investment strategy of our pension plans are long-term in nature. Cash and cash equivalents exceeded the target allocations for the U.S. plan in 2004 and 2003, and fixed-income investments were short of our stated targets during the same periods due to the lack of suitable fixed-income investments available in the market. Cash and cash equivalents in 2004 also included an employer receivable of $15 million, which was contributed to the plan in October 2004.

The investment objective of our U.S. plan is to preserve the purchasing power of the plan's assets and earn a reasonable inflation adjusted rate of return over the long term. Furthermore, we seek to accomplish these objectives in a manner that allows for the adequate funding of plan benefits and expenses. In order to achieve these objectives, our goal is to maintain a conservative, well-diversified and balanced portfolio of high quality equity, fixed-income and money market securities. As a part of our strategy, we have established strict policies covering investment security quality, type and concentration. These policies prohibit investments in derivatives, precious metals, limited partnerships, real estate, venture capital, futures contracts, and foreign securities. We are also prohibited from trading on margin.

We monitor the U.S. plan's performance over a three- to five-year period utilizing shorter time frame performance measures to identify trends. We review investment performance and compliance with stated investment policies and practices on a quarterly basis. The specific three- to five-year investment objectives for the U.S. pension plan are to earn a total rate of return on equity securities that exceeds the rate of return for the Standard & Poor's 500 stock index and to earn a total rate of return on fixed-income securities that exceeds the Merrill Lynch one- to ten-year investment grade government/corporate bond index.

The investment objective of our Japanese plan is to preserve the purchasing power of the plan's assets and earn a reasonable inflation adjusted rate of return over the long term. Furthermore, we seek to accomplish these objectives in a manner that allows for the adequate funding of plan benefits and expenses. In order to achieve these objectives, our goal is to maintain a conservative, well-diversified and balanced portfolio of high-quality equity and fixed-income securities. As a part of our strategy, we have established strict policies covering investment security quality, type and concentration. These policies include limitations on investments in derivatives including futures, options and swaps; and low-liquidity investments such as real estate, venture capital investments, and privately issued securities. We monitor the Japanese plan's performance and compliance with stated investment policies and practices on a quarterly basis.

We estimate that contributions to fund the U.S. plan will be approximately $3 million in 2005. We estimate that contributions to fund the Japanese plan will be approximately $7 million in 2005. Expected future benefit payments for the U.S. and Japanese plans are as follows:

(In millions)	Japan	U.S.
2005	$ 1	$ 3
2006	1	3
2007	1	3
2008	2	4
2009	2	4
2010 - 2014	12	28

Prior to 2004, our Japanese pension plan had two distinct components: the corporate portion and the substitutional portion. The corporate portion, which the Company still maintains, is based on a plan established by Aflac Japan. The substitutional portion, which was transferred to the Japanese government in 2003, is based on the pay-related part of old-age pension benefits prescribed by the Japan Welfare Pension Insurance Law (JWPIL) and is similar to social security benefits in the United States. Benefits under the substitutional portion are calculated based on a standard remuneration schedule determined by the JWPIL. By maintaining the substitutional portion, Aflac Japan was exempted from contributions to Japanese Pension Insurance (JPI).

In 2001, the JWPIL was amended to allow employers to transfer the substitutional portion of employer pension plans back to the Japanese government. During 2003, we made the decision to separate the substitutional portion from the pension plan and transfer the obligation and related plan assets to the Japanese government. As of December 31, 2003, we no longer had a pension obligation related to the substitutional plan and Aflac Japan resumed paying the employer portion of premiums to the JPI. The Japanese government began making payments to plan participants effective December 1, 2003.

In January 2004, participants in the substitutional portion of the plan were notified by the Japanese government that it had assumed the liability for past and future service portions of the plan. In accordance with EITF 03-2, Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities, following transfer and acceptance of the substitutional plan assets in January 2004, we recognized a pretax gain of $6 million (after-tax, $3 million, or $.01 per diluted share) in the first quarter of 2004. This gain was composed of a settlement loss and related increase in the accrued pension liability in the amount of $17 million for the release of unrecognized losses related to the substitutional plan; a reduction in pension expense and related adjustment to the accrued pension liability in the amount of $15 million for the release of the accrued pension cost related to the substitutional plan; and a subsidy from the Japanese government in the amount of $9 million (other income) in connection with the completion of the transfer process.

The components of retirement expense and actuarial assumptions for the pension plans for the years ended December 31 were as follows:

	2004		2003		2002	
(In millions)	**Japan**	**U.S.**	Japan	U.S.	Japan	U.S.
Components of net periodic benefit cost:						
Service cost	**$ 5**	**$ 5**	$ 9	$ 5	$ 5	$ 4
Interest cost	**2**	**7**	3	6	2	5
Expected return on plan assets	**(1)**	**(5)**	(1)	(5)	(1)	(5)
Amortization of net actuarial loss	**4**	**2**	3	1	1	–
Net periodic benefit cost	**$ 10**	**$ 9**	$ 14	$ 7	$ 7	$ 4
Weighted-average actuarial assumptions used in the calculations:						
Discount rate – net periodic benefit cost	**2.5%**	**6.5%**	2.5%	6.5%	2.5%	7.0%
Discount rate – benefit obligations	**2.5**	**6.0**	2.5	6.5	2.5	7.0
Expected long-term return on plan assets	**2.5**	**9.0**	2.5	9.0	2.5	9.0
Rate of compensation increase	**3.5**	**4.0**	3.5	4.0	3.5	4.0

We base the long-term rate of return on U.S. plan assets on the historical rates of return over the last 15 years and the expectation of similar returns over the long-term investment goals and objectives of U.S. plan assets. We base the long-term rate of return on the Japanese plan assets on the historical rates of return over the last 10 years.

In addition to the benefit obligations for funded employee plans, we also maintain unfunded supplemental retirement plans for certain officers and beneficiaries. Retirement expense for these unfunded supplemental plans was $32 million in 2004, $19 million in 2003, and $13 million in 2002. The accrued retirement liability for the unfunded supplemental retirement plans at December 31, 2004 and 2003, was $202 million and $180 million, respectively. The actuarial present value of projected benefit obligations was $210 million and $194 million at December 31, 2004 and 2003, respectively. The assumptions used in the valuation of these plans were the same as for the funded plans.

Stock Bonus Plan: Aflac U.S. maintains a stock bonus plan for eligible U.S. sales associates. Plan participants receive shares of Aflac Incorporated common stock based on their new annualized premium sales and their first-year persistency of substantially all new insurance policies. The cost of this plan, which is included in deferred policy acquisition costs, amounted to $35 million in 2004, $32 million in 2003, and $30 million in 2002.

11. COMMITMENTS AND CONTINGENT LIABILITIES

We lease office space and equipment under various agreements that expire in various years through 2019. Future minimum lease payments due under non-cancelable operating leases at December 31, 2004, were as follows:

(In millions)	
2005	$ 39
2006	18
2007	5
2008	3
2009	2
Thereafter	8
Total future minimum lease payments	$ 75

A portion of Aflac Japan's administrative office building is located on leased land. Under the terms of the lease agreement, we are committed to purchase the leased land, at fair value, upon the demand of the owner. As of December 31, 2004, the estimated fair value of the leased land was ¥1.8 billion ($17 million using the year-end exchange rate).

We are a defendant in various lawsuits considered to be in the normal course of business. Some of this litigation is pending in states where large punitive damages bearing little relation to the actual damages sustained by plaintiffs have been awarded against other companies, including insurers, in recent years. Although the final results of any litigation cannot be predicted with certainty, we believe the outcome of pending litigation will not have a material adverse effect on our financial position, results of operations, or cash flows.

12. SUPPLEMENTARY INFORMATION

	2004	2003	2002
Weighted-average shares used in calculating earnings per share (In thousands):			
Average outstanding shares used for calculating basic EPS	**507,333**	513,220	517,541
Dilutive effect of stock options	**9,088**	8,918	10,785
Average outstanding shares used for calculating diluted EPS	**516,421**	522,138	528,326
Other:			
Policy acquisition costs deferred during the year (In millions)	**$ 962**	$ 874	$ 756
Commissions deferred as a percentage of total acquisition costs deferred	**78%**	76%	74%
Personnel compensation and benefits as a percentage of insurance expenses	**42**	45	47

	2004	2003	2002
Supplemental disclosures of cash flow information (In millions):			
Income taxes paid	**$ 160**	$ 333	$ 363
Interest paid	**22**	18	22
Impairment losses included in realized investment losses	**1**	1	58
Noncash financing activities:			
Capitalized lease obligations	**6**	14	8
Treasury shares issued to AFL Stock Plan for:			
Shareholder dividend reinvestment	**10**	8	7
Associate stock bonus	**32**	31	22
Property and equipment (In millions):			
Land	**$ 146**	$ 142	$ 131
Buildings	**404**	392	355
Equipment	**225**	243	219
	775	777	705
Less accumulated depreciation	**260**	259	223
Net property and equipment	**$ 515**	$ 518	$ 482

Auditors' Report

Report of Independent Registered Public Accounting Firm

The shareholders and board of directors of Aflac Incorporated:

We have audited the accompanying consolidated balance sheets of Aflac Incorporated and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, shareholders' equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aflac Incorporated and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Aflac Incorporated's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 4, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Atlanta, Georgia
March 4, 2005

Unaudited Consolidated Quarterly Financial Data

(In millions, except for per-share amounts)

Three months ended,	**March 31, 2004**	**June 30, 2004**	**September 30, 2004**	**December 31, 2004**
Premium Income	**$2,773**	**$2,768**	**$2,822**	**$2,939**
Net Investment Income	**474**	**484**	**491**	**509**
Realized investment gains (losses)	**6**	**(5)**	**(8)**	**(4)**
Other income (loss)	**27**	**(14)**	**16**	**4**
Total revenues	**3,280**	**3,233**	**3,321**	**3,448**
Total benefits and expenses	**2,802**	**2,813**	**2,862**	**2,998**
Earnings before income taxes	**478**	**420**	**459**	**450**
Total income tax	**163**	**155**	**158**	**32**
Net earnings	**$ 315**	**$ 265**	**$ 301**	**$ 418**
Net earnings per basic share	**$ .62**	**$ .52**	**$ .59**	**$ .83**
Net earnings per diluted share	**.61**	**.51**	**.58**	**.81**

Three months ended,	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Premium Income	$ 2,372	$ 2,407	$ 2,478	$ 2,664
Net Investment Income	430	436	448	473
Realized investment gains (losses)	(7)	(6)	(4)	(284)
Other income (loss)	12	24	9	(6)
Total revenues	2,807	2,861	2,931	2,847
Total benefits and expenses	2,437	2,484	2,560	2,741
Earnings before income taxes	370	377	371	106
Total income tax	133	129	134	33
Net earnings	$ 237	$ 248	$ 237	$ 73
Net earnings per basic share	$ .46	$ .48	$ .46	$ .14
Net earnings per diluted share	.45	.48	.45	.14

Quarterly amounts may not agree in total to the corresponding annual amounts due to rounding.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under this framework, management has concluded that our internal control over financial reporting was effective as of December 31, 2004.

KPMG LLP, an independent registered public accounting firm, has issued an audit report on management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

The shareholders and board of directors of Aflac Incorporated:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that Aflac Incorporated maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Aflac Incorporated maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Aflac Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Aflac Incorporated and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, shareholders' equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2004, and our report dated March 4, 2005, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Atlanta, Georgia
March 4, 2005

2004 – Market Performance

For the second consecutive year, the stock market posted gains. The Standard & Poor's 500 Index was up 9.0%, and the Dow Jones Industrial Average rose 3.2% in 2004. With intense investor focus on slower sales growth for both Aflac U.S. and Aflac Japan, our shares struggled for much of the year. However, Aflac's shares ended the year strongly and as a result, outperformed the market for the year.

Aflac's share price closed the year at $39.84, up 10.1% from our 2003 closing price of $36.18. Other insurance stocks, as measured by the Standard & Poor's Life and Health Insurance Index, performed well for the year. The S&P Life and Health Index rose 20.4% for the year. Aflac's 2004 rise in value followed an increase of 20.1% in 2003.

Aflac's shares have established a long track record of solid market performance, reflecting our history of strong earnings growth. For example, our shares have outperformed the S&P 500 Index in 22 of the last 30 years. Including reinvested cash dividends, Aflac's total return to shareholders was 11.1% in 2004. For the last five years, Aflac's total return has compounded annually at 11.9%. And over the last 10 years, our total return to shareholders has compounded at 23.3% annually.

Our earliest shareholders have been extremely well-rewarded for their trust and confidence in Aflac. Investors who purchased 100 shares when Aflac was founded in 1955 paid $1,110 for their investment. After 28 stock dividends or stock splits, those 100 shares have grown to 187,980 shares at the end of 2004, excluding reinvested cash dividends. As of December 31, 2004, their original investment would have been worth $7.5 million. In addition, Aflac's early investors received $71,400 in cash dividends last year, or more than 64 times the acquisition price of those original 100 shares.


800%
700
600
500
400
300
200
100
95
96
97
98
99
00
01
02
03
04
S&P Life and Health
S&P 500
Aflac

Comparative Market Performance

(1995 = 100)

Aflac's shares have outperformed the S&P 500 in six of the last 10 years, and have beaten the S&P Life and Health Index in five of the last ten years.

A Commitment to Our Shareholders

We treat our disclosure and service commitments to our shareholders with the utmost of importance. Our responsibility as a public company is to provide all members of the investment community with transparent and meaningful disclosure of issues that may affect an investor's understanding of our operations. And we take that responsibility very seriously.

Our Shareholder Services Department provides stock transfer services and administers our dividend reinvestment plan. It also offers many shareholder services, including af*linc*, which is accessed through our Web site, aflac.com. Through af*linc*, shareholders can get secure Internet access to their investment accounts.

We also offer other informational services on aflac.com. The conference calls we conduct in conjunction with quarterly earnings releases are webcast at aflac.com. In addition, investors can access webcasts of our company's analyst meetings. Investors can view and print the shareholder calendar of events at aflac.com or sign up for an e-mail alert notification service. This service automatically sends investors an e-mail message whenever Aflac issues a press release. In addition, investors can easily download and print annual and quarterly reports, SEC filings, and quarterly statistical financial supplements from the Investor Relations page of our Web site.

A Broad Shareholder Base

Approximately 78,200 registered shareholders owned Aflac shares at the end of 2004. The mix of our shareholder base has remained fairly stable over the last few years.

Institutional investors own about half of our shares, with the balance owned by individual investors. Directors, employees and agents owned approximately 5% of the company's shares at the end of 2004. Based on data from the National Association of Investors Corporation (NAIC), Aflac was again the most popular stock among its 200,000 members in terms of number of shares held and the market value of those shares. According to research conducted by the NAIC, its membership owned approximately 23 million shares of Aflac stock.

Peer Company Comparison

(S&P Life and Health Insurance Index Companies)

	Symbol	Year-end Market Value (In billions)	2004 Return*	Five-Year Annual Return*	Ten-Year Annual Return*
Aflac	AFL	$ 20.3	11.1%	11.9%	23.3%
Jefferson-Pilot	JP	7.1	5.5	5.4	15.8
Lincoln National	LNC	8.2	19.1	6.4	13.8
Metlife	MET	30.2	21.6	**	**
Prudential Financial	PRU	28.1	33.0	**	**
Torchmark	TMK	6.2	26.4	15.6	15.8
UnumProvident	UNM	5.3	15.9	(8.7)	1.5

* Includes reinvested cash dividends
** Not applicable

Glossary

Benefit Ratio – Incurred claims plus the increase in reserves for future policy benefits, as a percentage of total revenues.

Corporate Agency – A principal component of the distribution system we use in Japan is affiliated corporate agencies. An affiliated corporate agency is one that is directly affiliated with a specific corporation. A corporation establishes the agency to sell our insurance policies to its employees on payroll deduction. In turn, we pay the agency a commission.

Deferred Policy Acquisition Costs (DAC) – Generally accepted accounting principles call for the matching of revenues and expenses. Therefore, the costs of acquiring new business, principally agents' current-year commissions in excess of ultimate renewal-year commissions, and certain policy issue, underwriting and marketing expenses, have been capitalized and deferred. These deferred policy acquisition costs are being amortized over the premium paying period of the related policies in approximate proportion of annual premium income to the total anticipated premium income.

Earnings Per Basic Share – Net earnings divided by the weighted-average number of shares outstanding for the period.

Earnings Per Diluted Share – Net earnings divided by the weighted-average number of shares outstanding for the period plus the weighted-average shares for the dilutive effect of stock options.

Future Policy Benefits – This is the largest liability on the balance sheet. The company accumulates reserves during the life of a policy to meet expected claim payments covered by the policy. Most policies in force in Japan also have cash value benefits for which reserves are accrued.

Incurred Claims – The amount of claims paid plus the change in the unpaid claims liability, including cash surrender values.

Net Earnings – Profits after taxes.

Persistency – The percentage of premiums remaining in force at the end of a period, usually one year. Example: 95% persistency would mean that 95% of the premiums in force at the beginning of the period were still in force at the end of the period.

Profit Repatriation – Profits of Aflac Japan that are remitted to Aflac U.S.

Return on Average Invested Assets – Net investment income as a percentage of average investments and cash at amortized cost.

Total New Annualized Premium Sales – The annual premiums on policies sold and additional premiums on policies converted during the reporting period.

Total Return to Shareholders – The appreciation of a shareholder's investment over a period of time, including reinvested cash dividends paid during that time.



Daniel P. Amos, 53, is chairman and chief executive officer of Aflac and Aflac Incorporated. He has been with the company full-time since 1973. He was named president of Aflac in 1983, chief operating officer in 1987, chief executive officer of Aflac Incorporated in 1990, and chairman in 2001. He has been a member of Aflac Incorporated's board since 1983.



John Shelby Amos II, 52, is the Alabama/West Florida state sales coordinator for Aflac U.S. For the past 30 years, he has served in a variety of sales positions with the company. He was first elected to Aflac Incorporated's board in 1983.



Michael H. Armacost, 67, is the Shorenstein Distinguished Fellow at Stanford University's Asia-Pacific Research Center. He retired in June 2002 as president and trustee of The Brookings Institution, a private nonpartisan organization devoted to public policy research. A former undersecretary of state for political affairs, Mr. Armacost was U.S. ambassador to Japan from 1989 to 1993. Mr. Armacost joined Aflac Incorporated's board in 1994.



Kriss Cloninger III, 57, is president, chief financial officer, and treasurer of Aflac Incorporated. He joined Aflac in 1992 as senior vice president and CFO after working with Aflac as a consulting actuary since 1977. He was named President of Aflac Incorporated and elected to its board in 2001.



Joe Frank Harris, 69, is a distinguished executive fellow at Georgia State University and a lecturer in its School of Policy Studies. He serves as chairman of the board of Harris Georgia Corporation, an industrial development firm. He is a member of the Board of Regents of the University System of Georgia. Mr. Harris was governor of Georgia from 1983 to 1991. He joined Aflac Incorporated's board in 1991.



Elizabeth Hudson, 55, is senior vice president of communications for the National Geographic Society. She previously held similar positions with iVillage, the Reader's Digest Association and NBC. She also was previously a director in Spencer Stuart's Media & Communication Practice. She joined Aflac Incorporated's board in 1990.



Kenneth S. Janke Sr., 70, is chairman of the National Association of Investors Corporation (NAIC), a nonprofit association dedicated to education for individual investors. He also serves as president and director of the NAIC Growth Fund. He was first elected to Aflac Incorporated's board in 1989.



Douglas W. Johnson, 61, is a certified public accountant and a retired Ernst & Young LLP audit partner, having spent the majority of his career auditing companies in the life, health and property/casualty segments of the insurance industry. He joined Aflac Incorporated's board in 2003.



Robert B. Johnson, 60, is chairman and CEO of the One America Foundation, an organization that promotes dialogue and solidarity among Americans of all races. Previously, he served in President Clinton's White House as an assistant to the president and director of the president's initiative for One America. He has been on Aflac Incorporated's board since 2002.



Charles B. Knapp, 58, is the director of educational development for the CF Foundation and the president emeritus of the University of Georgia. He joined Aflac Incorporated's board in 1990.



Hidefumi Matsui, 60, became chairman of Aflac Japan in January 2003. He has been with Aflac Japan since its inception, having served as its president until 2002. He also previously served as the company's executive vice president and director of marketing. He was on the committee that helped Aflac Japan obtain its original operating license in the early 1970s. He joined Aflac Incorporated's board in 2003.



E. Stephen Purdom, M.D., 57, is a former executive vice president of insurance operations for Aflac U.S. He is on the board of advisors for Emory University Medical School, and he previously served as chief of staff at Doctors' Hospital in Columbus, GA. He was first elected to Aflac Incorporated's board in 1987.



Barbara K. Rimer, Ph.D., 56, is Alumni Distinguished Professor of Health Behavior and Health Education at the University of North Carolina School of Public Health. She is also deputy director of the Lineberger Comprehensive Cancer Center. Previously, she was director of the Division of Cancer Control and Population Sciences at the National Cancer Institute. She is a former director of Cancer Control Research and Professor of Community and Family Medicine at the Duke Comprehensive Cancer Center. She joined Aflac Incorporated's board in 1995.



Marvin R. Schuster, 67, is chairman of Schuster Enterprises Inc., which operates Burger King restaurants throughout the Southeast. He is on the boards of directors of Synovus Trust Company and Columbus Bank & Trust Company. He was elected to Aflac Incorporated's board in 2000.



Tohru Tonoike, 54, is managing executive officer and head of the financial products unit division at Mizuho Corporate. Prior to working for Mizuho Corporate Bank, Mr. Tonoike worked for Dai-ichi Kangyo Bank Ltd. as executive officer, sales general manager for DKB USA, senior counselor for the bank's international office, and chief assistant to the director in the international administrative division. He was appointed to Aflac Incorporated's board in 2004.



Glenn Vaughn Jr., 75, is retired chairman and publisher of the *Columbus* (GA) *Ledger-Enquirer*, a Knight-Ridder newspaper, where he advanced through the news-editorial ranks after stints at *The Albany* (GA) *Herald*, *The Atlanta Journal* and *The Athens* (GA) *Daily News*. He has served on Aflac Incorporated's board since 1990.



Robert L. Wright, 67, is founder and chairman emeritus of Dimensions International, Inc., an international information technology company. He was formerly an associate administrator for the United States Small Business Administration. He was first elected to Aflac Incorporated's board in 1999.

Executive Management

Daniel P. Amos (see facing page)

Kriss Cloninger III (see facing page)

Hidefumi Matsui (see facing page)



Paul S. Amos II, 29, is executive vice president, Aflac U.S. Operations. He received a bachelor's degree in economics from Duke University and a master's of business administration from Emory University. He joined Aflac in 2002 as state sales coordinator of Georgia North and was promoted to his current position in January 2005.



Akitoshi Kan, 57, is chairman of Aflac International and chief operating officer for Aflac Japan. He joined Aflac Japan in 1980. In 1997 he was promoted to executive vice president for internal operations for Aflac Japan and deputy chief financial officer for Aflac Incorporated. He was promoted to executive vice president, Aflac U.S. internal operations, in April 1999 and to his current position in January 2005.



Rebecca C. Davis, 54, is executive vice president and chief administrative officer. She joined Aflac's Claims Department in 1973, and has worked in many areas throughout Aflac's U.S. operation, including Client Services and Marketing. She was promoted to her current position in October 2004.



Joey M. Loudermilk, 51, is executive vice president; general counsel and corporate secretary. He joined Aflac in 1983 as head of the Legal Department. He is also responsible for Aflac's Governmental Relations Department and is treasurer of Aflac Incorporated's political action committee.



Charles D. Lake II, 43, became president of Aflac Japan in January 2003 after having previously served as deputy president. He joined Aflac International in February 1999 and Aflac Japan in June 1999. Previously he was director of Japan Affairs at the office of the U.S. Trade Representative in the executive office of the president, and he practiced law in Washington, D.C.



Allan O'Bryant, 46, is president of Aflac International, and chairman of aflacdirect.com, Aflac Insurance Services and Aflac Payment Services. He joined Aflac in 1993 as a vice president of the Aflac Broadcast Group. In 1996, he was transferred to Aflac International to oversee Aflac Japan's financial operations. Prior to joining Aflac, he was a senior manager with KPMG LLP.



Atsushi Yagai, 41, became executive vice president, director of marketing and sales for Aflac Japan in January 2004. Before joining Aflac in 2001 as senior vice president and director of marketing, he was chief executive of Barilla Japan and had worked as a consultant at McKinsey & Co. He also previously worked for Dentsu Inc., the top advertising agency in Japan.

Senior Management

Aflac Incorporated

Kermitt L. Cox, Senior Vice President; Corporate Actuary

Kenneth S. Janke Jr., Senior Vice President, Investor Relations

Ralph A. Rogers Jr., Senior Vice President, Financial Services; Chief Accounting Officer

Susan B. Rynearson, Senior Vice President; Deputy Corporate Actuary

Joseph W. Smith Jr., Senior Vice President; Chief Investment Officer

Audrey Boone Tillman, Senior Vice President; Director of Human Resources

Aflac U.S.

Janet P. Baker, Senior Vice President, Client Services

Phillip J. Friou, Senior Vice President, Governmental Relations

Kerry W. Hand, Senior Vice President, Aflac Support Services; President and CEO, Communicorp, Inc.

Angela S. Hart, Senior Vice President, Community Relations

Ronald E. Kirkland, Senior Vice President; Director of Sales

James D. Lester III, Senior Vice President; Chief Information Officer

Diane P. Orr, Senior Vice President, Claims, Administrative Services, New York Administration

Gerald W. Shields, Senior Vice President; Deputy Chief Information Officer

Teresa L. White, Senior Vice President; Director of Sales Support and Administration

Aflac Japan

Hiroshi Yamauchi, First Senior Vice President; Chief Administrative Officer

Shigehiko Akimoto, Senior Vice President; Marketing Strategy Planning, Sales Promotion, Alliance Management, Hojinkai Promotion, President of aflacdirect.com

Tomomichi Itoh, Senior Vice President, Government Affairs & Research, General Affairs

Hisayuki Shinkai, Senior Vice President; Public Relations, Investor Relations, Bank Relations

Mark E. Ross, Senior Vice President; Chief Information Officer

Yuji Arai, Senior Vice President; Principal Financial Officer

printed on recycled paper

Aflac Incorporated
Worldwide Headquarters
1932 Wynnton Road
Columbus, Georgia 31999
706.323.3431
aflac.com

Aflac Japan
Shinjuku Mitsui Bldg.
2-1-1, Nishishinjuku, Shinjuku-ku,
Tokyo, 163-0456, Japan
011.81.3.3344.2701

Independent Registered Public Accountants
KPMG LLP
303 Peachtree Street, N.E.
Suite 2000
Atlanta, Georgia 30308

Registrar
Synovus Trust Company
P.O. Box 23024
Columbus, Georgia 31902-3024

Legal Counsel
Skadden, Arps, Slate,
Meagher & Flom LLP
New York, New York 10036

Stock Transfer Agent
Aflac Incorporated
Shareholder Services Dept.
Columbus, Georgia 31999
800.235.2667 - option 2
or 706.596.3581
Fax: 706.596.3488

Annual Meeting
Aflac Incorporated's annual meeting of shareholders will be held at 10 a.m. on May 2, 2005, at the Columbus Museum, 1251 Wynnton Road, Columbus, Georgia.

Customer Service
Policyholders and claimants needing assistance may call 800.992.3522. Sales associates may call 800.462.3522.

Shareholder Inquiries
Communication regarding stock purchase plans, dividends, lost stock certificates, etc., should be directed to the Shareholder Services Department at 800.235.2667 - option 2.

Form 10-K
We have included as Exhibit 31 to our Annual Report to the Securities and Exchange Commission (Form 10-K) certificates of the CEO and CFO of the Company certifying the quality of the Company's public disclosure. Copies of Aflac Incorporated's Form 10-K can be obtained free of charge by calling the Investor Relations Department at 800.235.2667 – option 3.

New York Stock Exchange Certification
The Company has submitted to the NYSE a certificate of the CEO certifying that he is not aware of any violation by the Company of NYSE corporate governance listing standards.

For more information concerning the company, please contact:
Kenneth S. Janke Jr.
Sr. V.P., Investor Relations
800.235.2667 - option 3
or 706.596.3264
Fax: 706.324.6330

In Japan contact:
Hisayuki Shinkai
Investor Relations Support Office
Shinjuku Mitsui Bldg.,
2-1-1, Nishishinjuku, Shinjuku-ku,
Tokyo, 163-0456, Japan
011.81.3.3344.0481
Fax: 011.81.3.3344.0485

